As filed with the Securities and Exchange Commission on December 21, 2007.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ANDA Networks, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3576	77-0476695
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

247 Santa Ana Court

Sunnyvale, California 94085

(408) 519-4900

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Charles R. Kenmore

President and Chief Executive Officer

247 Santa Ana Court

Sunnyvale, California 94085

(408) 519-4900

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Bennett L. Yee

David W. Van Horne, Jr.

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

155 Constitution Drive

Menlo Park, California 94025

Telephone: (650) 321-2400

Telecopy: (650) 321-2800

Alexander D. Lynch Craig W. Adas Shaina P. Varia Weil, Gotshal & Manges LLP 201 Redwood Shores Parkway Redwood Shores, California 94065 Telephone: (650) 802-3000 Telecopy: (650) 802-3100

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value per share	$86,250,000	$2,647.88

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 21, 2007

PROSPECTUS

                    Shares

Common Stock

ANDA Networks, Inc. is selling             shares of our common stock. We have granted the underwriters a 30-day option to purchase up to an additional             shares from us to cover over-allotments, if any.

This is an initial public offering of our common stock. We currently expect the initial public offering price to be between $            and $            per share. We have applied for approval for quotation of our common stock on The Nasdaq Global Market under the symbol “ANDA.”

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 8.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC	RBC Capital Markets

The date of this prospectus is                     , 2008

EtherTone | The Carrier Ethernet ACCESS SOLUTION

IP
MPLS
SONET/SDH
Networks
EtherEdge
EtherReach
EtherEdge
EtherSLAM
EtherEdge
EtherReach
EtherEdge
EtherSLAM
CO/PoP
EtherEdge
EtherSLAM
EtherEdge
EtherReach
MOBILE BROADBAND
CO/PoP
EtherEdge
EtherSLAM
EtherEdge
EtherReach
BUSINESS BROADBAND

EtherReach

EtherSLAM

EtherEdge

EtherView

ANDA NETWORKS

Enabling End-to-End Carrier Ethernet Networks

- Reduced Network Complexity
- Adapt and Scale to Enterprise Needs
- Leverage Existing Infrastructure
- Manage Integrated Traffic
- Extend Bandwidth Capacity
- Efficiently Allocate Bandwidth

CARRIER ETHERNET MEF Certified Compliant

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with different information. No dealer, salesperson, or other person is authorized to provide any information or to make any representation on our behalf that is not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered by this prospectus under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or of any sales of these securities. This prospectus may be used only in jurisdictions where it is legal to sell these securities.

In this prospectus, the “company,” “we,” “us” and “our” refer to ANDA Networks, Inc. and its subsidiaries. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option. References herein to our fiscal year mean the year ending December 31 of the relevant year.

TRADEMARKS

The following items referred to in this prospectus are our proprietary brand names and trademarks in the United States and/or foreign jurisdictions pursuant to applicable intellectual property laws: ANDA, EtherTone, EtherEdge, EtherReach, EtherSLAM, EtherView, EtherCare, UAP 1000, UAP 2000 and our logo. We have omitted the® and™ trademark designators for such trademarks in this prospectus. Nevertheless, all rights to such trademarks named in this prospectus are reserved. All other tradenames appearing in this prospectus are the property of their respective holders.

i

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information concerning our company, the common stock being sold in this offering and our consolidated financial statements appearing in this prospectus. Because this is only a summary, you should read the rest of the prospectus before you invest in our common stock. Read this entire prospectus carefully, especially the risks described under “Risk Factors.”

Our Company

We are a leading provider of carrier-class Ethernet solutions, or Carrier Ethernet, that enable telecommunication carriers and other service providers to deliver cost-effective business broadband services over fiber- and copper-based metro access networks. Our family of products, which we refer to as EtherTone platforms, helps telecommunication carriers, or carriers, and other service providers overcome bandwidth and functionality limitations of legacy technology in their metro access networks and enables them to meet enterprise demand for business broadband services. Our EtherTone platforms also enable mobile broadband services by facilitating the cost-effective transmission of network traffic from wireless base stations back to the wireless operators’ core network, in a process known as backhauling. We estimate our combined business and mobile broadband addressable market to grow from $582 million in 2007 to $3.4 billion by 2010, which represents a three-year compound annual growth rate, or CAGR, of 80%.

We leverage our Silicon Valley/China hybrid business model to address the needs of carriers and other service providers. Pairing the benefits of our United States-based platform design, sales and management expertise with highly productive, low cost, China-based engineering and manufacturing support, our hybrid business model combined with China-based contract manufacturing provides us with accelerated development cycles and an efficient cost structure.

We currently target large global carriers, or tier 1 carriers, directly and through an original equipment manufacturer, or OEM, relationship with Ciena Corporation as well as a reseller agreement with Nortel Networks Inc. As of September 30, 2007, we have deployed our EtherTone solutions to 21 carriers and other service providers, including Bell Canada, Level 3 Communications, Inc., MTS Allstream Inc., Rogers Communications Inc., Verizon Communications Inc. and XO Communications Services, Inc., and we believe approximately 8,500 platform units have been deployed by our customers to serve global enterprises in industries including communications, finance and insurance, Internet and media, travel and hospitality, electronics and energy.

Industry Background

While carriers typically provide broadband services to both residential and business customers, the financial return of providing broadband services to these customers differs significantly. Residential broadband is characterized by intense competition from carrier, cable and wireless operators, high customer churn, costly required network upgrades, extensive regulations by government agencies and low switching costs to customers. These characteristics make it difficult for carriers to profitably deliver broadband services to residential markets.

In contrast, business broadband services have historically provided greater returns to carriers than residential services. Business broadband is characterized by high barriers of entry that relate to stringent quality of service, or QoS, requirements and service level agreements, or SLAs, the complexity of deploying services to global enterprises and the high costs and risks associated with switching service providers. These characteristics have resulted in the market for business broadband services having fewer competitors and lower customer churn rates than residential broadband services. The high barriers to entry, along with more predictable returns on capital expenditures and less government regulation, have enabled carriers to achieve higher margins on their business broadband service offerings.

When Internet and data network services were first widely adopted by enterprises, they were primarily used for email, file transfers and Internet web browsing. Today, enterprises require business broadband services to manage an increasing number of bandwidth-intensive applications and value-added managed services that place significant strain on legacy carrier networks, particularly in the metro access portion of the network, which constrains the carriers’ ability to effectively provide business broadband services.

Ethernet is a networking technology originally developed for deployment in the enterprise local area network, or LAN. Its compelling benefits, including “plug and play” functionality, low deployment costs, economies of scale and ease of management have driven the adoption of Ethernet technology as the standard for enterprise LANs. These benefits have also led to the deployment of Ethernet in recent years in carrier metro core and long-haul networks.

Historically, Ethernet technology has not been deployed in the carrier metro access network due to its inability to match the required QoS levels and to enforce SLAs that evolved over the past two decades in legacy Time-Division Multiplexing, or TDM, networks. Recent significant advances in standards for reliability, network resilience, as well as the development of a centralized management system, are contributing to the proliferation of Ethernet in the metro access network to enable carriers to deliver business broadband services. Through continued standardization and innovation, Ethernet-based networks are now able to offer QoS levels and SLA enforcement policies that are superior to TDM-based networks. These enhancements enable carriers to deliver bandwidth-intensive applications and value-added managed services over metro access and wireless backhaul networks in a service known as Carrier Ethernet.

Our Solution

Our EtherTone platforms enable carriers to cost-effectively deliver business broadband services over metro access networks and provide Carrier Ethernet-based wireless backhaul services to their wireless operator customers for mobile broadband. EtherTone helps carriers overcome the challenges they face in the metro access network by:

•

Managing Integrated Traffic with High Quality of Service.    Our EtherTone platforms enable carriers to prioritize and manage integrated voice, data and video traffic as it passes through the metro access network.

•

Providing Bandwidth Capacity to Enable New Services.    Our EtherTone platforms provide bandwidth capacity to enable carriers to deliver bandwidth-intensive applications and value-added managed services over existing metro access connections to the enterprise.

•	Improving Bandwidth Utilization to Support Variable Bandwidth Services. Our EtherTone platforms enable carriers to deliver bandwidth on an as-needed basis in small increments.

•

Reducing Network Complexity.    Our EtherTone platforms enable carriers to simplify their networks by providing a single Carrier Ethernet connection between the enterprise LAN and the metro access network, which reduces the need to manage multiple protocol conversions and network elements.

•

Enabling Carriers to Address Rapidly Evolving Enterprise Needs.    We release several platform feature enhancements each year to address rapidly evolving enterprise needs based on new QoS levels or SLA requirements or the re-prioritization of traffic based on new applications or managed services.

•

Leveraging Existing Network Infrastructure and Providing Protection for Migrations.    Our EtherTone platforms interoperate with most major networking equipment utilized by carrier networks for business broadband around the world. Additionally, our EtherTone platforms’ ability to be remotely upgraded for new feature enhancements provides carriers with protection against technology or protocol migrations.

•

Reducing Operating Expenses.    Our EtherTone platforms reduce carrier operating expenses for each deployment as they reduce the number of ports and network elements to manage, eliminate the need to manage protocol conversions and improve diagnostic capabilities and bandwidth utilization.

•

Reducing Capital Expenditures.    Our EtherTone platforms reduce carrier capital expenditures for each deployment by aggregating connections from the access network to metro core routing equipment and by consolidating multiple applications, such as voice, video and data services, on a single Carrier Ethernet connection.

Our Silicon Valley/China Hybrid Business Model

Our Silicon Valley/China hybrid business model integrates our headquarters in Sunnyvale, our research and development facility in Wuhan, China, our manufacturing support facility in Shenzhen, China and our new operations center in Hong Kong. We believe our hybrid business model is core to our business strategy and provides us with the following key benefits:

•

Frequent Platform Feature Releases.    The relatively low cost of our Wuhan operations allows us to devote significantly more engineering execution personnel for research and development investments than we would be able to if we utilized an entirely United States-based engineering team. As a result, we release multiple feature enhancements each year.

•

Operating Expense Savings.    By employing the majority of our engineering execution and manufacturing personnel in China, where salaries and benefits as well as operating and occupancy costs are low, we believe we maintain an efficient operating cost structure.

•

Highly Responsive Engineering Operations.    The time zone difference between Sunnyvale and Wuhan enables us to offer expedited platform and feature enhancement development cycles and overnight engineering support for technical issues.

•

Operations Efficiencies.    Our Shenzhen-based employees share a common time zone and language with our engineering execution operations in Wuhan and our contract manufacturers in Shenzhen, allowing for prompt, direct and efficient communications.

Our Strategy

Our goal is to extend our position as a leading global provider of cost-effective Carrier Ethernet-based platforms. Key elements of our strategy include the following:

•

Maintain and Extend Our Technology.    We intend to continue to leverage our technical expertise and invest in research and development to design and engineer Carrier Ethernet-based platforms for metro access and wireless backhaul networks.

•

Leverage Tier 1 Carrier Relationships to Drive Platform Development.    We intend to continue to solicit feedback from our tier 1 carrier customers and develop feature enhancements to meet their evolving needs.

•

Build on Momentum of Tier 1 Carrier Wins.    We believe securing tier 1 carrier relationships has validated our platforms and research and development capabilities. By demonstrating that we can win tier 1 carrier customers through our own direct sales efforts, we have attracted, and intend to continue to attract and add customers and value-added partners.

•

Realize Cost Benefits and Profitability from Our Hybrid Business Model and Operating Scale.    We believe the benefits of our hybrid business model will increase as our business grows. Additionally, we intend to improve our gross margin as we increase the volume of our purchases from our contract manufacturers.

•

Expand Sales Force and Value-Added Partners to Penetrate Global Markets.    We believe increasing the size and reach of our direct and indirect sales channels are critical to securing additional tier 1 carrier contracts and expanding our overall customer base.

•

Increase Sales to Our Existing Customer Base.    We intend to expand the deployment of our platforms within our customers’ networks, sell feature enhancements and further develop recurring revenue through customer service and support agreements.

•

Penetrate the Carrier Ethernet-based Wireless Backhaul Market.    We intend to add mobile broadband-focused value-added partners, technology alliances and feature enhancements to further penetrate this rapidly growing market.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, as more fully described under “Risk Factors” beginning on page 8, which you should carefully consider prior to deciding whether to invest in our common stock.

Corporate Information

We were incorporated in Delaware in January 1998 under the name PackeTel Inc. and changed our name to ANDA Networks, Inc. in September 1998. We are headquartered in Sunnyvale, California with Chinese subsidiaries or operations in Wuhan, Shenzhen and Hong Kong. Our principle executive offices are located at 247 Santa Ana Court, Sunnyvale, CA 94085. Our telephone number is (408) 519-4900. Our website address is www.andanetworks.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

THE OFFERING

Common stock offered	shares

Over-allotment option	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the net proceeds of this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire complementary businesses, products or technologies or to repay our outstanding credit facility. However, we do not have agreements or commitments for any specific acquisitions or repayments at this time. See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	“ANDA”

The number of shares of our common stock to be outstanding after this offering is based on 26,021,880 shares of our common stock outstanding as of September 30, 2007, and excludes:

•

5,228,297 shares of common stock issuable upon exercise of options outstanding as of September 30, 2007 at a weighted average exercise price of $0.96 per share, and 1,478,950 shares of common stock issuable upon exercise of options granted after September 30, 2007 at an exercise price of $2.83 per share;

•	57,374 shares of common stock issuable upon exercise of an outstanding warrant as of September 30, 2007 at an exercise price of $1.74 per share;

•

156,698 shares of common stock reserved as of September 30, 2007 for future issuance under our 1998 Stock Plan, and an additional 1,184,000 shares of common stock reserved for issuance after September 30, 2007, of which 124,998 remain available for grant after taking into account options granted after September 30, 2007;

•

287,661 shares of common stock reserved as of September 30, 2007 for future issuance under our 2001 International Stock Plan, of which 24,411 remain available for grant after taking into account options granted after September 30, 2007; and

•

             shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, which will become effective on the effective date of the registration statement of which this prospectus is a part.

Unless otherwise indicated, this prospectus:

•

reflects and assumes the automatic conversion of all outstanding shares of our Series 1 redeemable convertible preferred stock, or Series 1 preferred stock, into 5,943,346 shares of common stock on a one share of common stock for one share of Series 1 preferred stock outstanding basis, upon the completion of this offering;

•	reflects and assumes the filing of our restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the completion of this offering; and

•	assumes no exercise by the underwriters of their option to purchase up to an additional shares from us to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data for the periods presented. You should read this summary consolidated financial data in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes thereto, all included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(in thousands, except share and per share data)
				(unaudited)
Consolidated Statements of Operations Data:
Revenue:
Product	$6,619	$16,206	$8,372	$6,220	$18,344
Service	392	956	1,011	716	1,025

Total revenue	7,011	17,162	9,383	6,936	19,369

Cost of revenue:
Product(1)	4,342	7,303	4,650	3,354	8,666
Service(1)	105	250	329	231	335

Total cost of revenue	4,447	7,553	4,979	3,585	9,001

Gross profit:
Product	2,277	8,903	3,722	2,866	9,678
Service	287	706	682	485	690

Total gross profit	2,564	9,609	4,404	3,351	10,368

Operating expenses:
Research and development(1)	3,243	2,713	3,482	1,955	3,673
Sales and marketing(1)	1,475	2,069	2,765	2,029	3,345
General and administrative(1)	1,452	1,932	3,156	2,177	4,066

Total operating expenses	6,170	6,714	9,403	6,161	11,084

Income (loss) from operations	(3,606)	2,895	(4,999)	(2,810)	(716)
Interest income	78	123	309	210	226
Interest expense	(69)	(190)	(173)	(136)	(153)
Other income (expense)	12	1	(9)	(7)	(11)

Net income (loss) before income tax	(3,585)	2,829	(4,872)	(2,743)	(654)
Income tax provision	—	(100)	(47)	(26)	(46)

Net income (loss)	(3,585)	2,729	(4,919)	(2,769)	(700)
Accretion of redeemable convertible preferred stock	(14,118)	(15,530)	(7,764)	(7,314)	(1,473)
Deemed dividend upon issuance of Series 1 redeemable convertible preferred stock and issuance of common stock	—	—	(892)	(892)	—

Loss allocable to common stockholders	$(17,703)	$(12,801)	$(13,575)	$(10,975)	$(2,173)

Basic and diluted net loss per share allocable to common stockholders	$(46.78)	$(33.50)	$(1.10)	$(1.12)	$(0.11)

Weighted averages shares used to compute basic and diluted net loss per share allocable to common stockholders	378,470	382,142	12,364,391	9,764,753	20,078,534

Pro forma basic and diluted net loss per share (unaudited)(2)			$(0.31)		$(0.03)

Weighted average shares used to compute pro forma basic and diluted net loss per share (unaudited)(2)			15,848,983		26,021,880

	December 31,			September 30, 2007
	2004	2005	2006	Actual	Pro Forma(3)	Pro Forma As Adjusted(4)
	(in thousands)
					(unaudited)
Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	$6,296	$6,858	$11,269	$9,118	$9,118
Restricted cash	5	5	5	5	5
Working capital	4,320	8,005	12,395	10,086	10,086
Total assets	8,572	11,354	16,417	20,189	20,189
Current and long-term debt	2,188	2,312	1,389	3,764	3,764
Total liabilities	4,475	4,525	4,236	8,056	8,056
Redeemable convertible preferred stock	151,796	167,326	7,253	8,726	—
Total stockholders’ equity (deficit)	(147,699)	(160,497)	4,928	3,407	12,133

(1)	Stock-based compensation consists of the following, allocated to each of our functional areas based on headcount:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(in thousands)
				(unaudited)
Cost of revenue	$—	$—	$12	$—	$19
Research and development	5	—	97	—	86
Marketing and sales	9	—	8	—	30
General and administrative	3	—	155	—	517

Total	$17	$—	$272	$—	$652

For the fiscal year ended December 31, 2006 and the nine months ended September 30, 2007, we accounted for stock-based compensation under SFAS 123(R), while for the fiscal years ending December 31, 2005 and December 31, 2004, we accounted for stock-based compensation under APB No. 25. Under APB No. 25, we were generally required to record compensation expense only if there were positive differences between the market value of our common stock and the exercise price of the options granted to employees on the date of the grant. Under SFAS 123(R), however, we record compensation expense for all share-based payments made to employees based on the fair value at the date of the grant. The amounts are not comparable because they were recorded under different accounting standards.

(2)	Reflects the conversion of our Series 1 preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

(3)	Reflects the conversion of all outstanding shares of our Series 1 preferred stock into common stock on a one share of common stock for one share of Series 1 preferred stock basis upon the completion of this offering.

(4)	Reflects (i) the conversion of all outstanding shares of our Series 1 preferred stock into common stock on a one share of common stock for one share of Series 1 preferred stock basis upon the completion of this offering and (ii) our sale of shares of common stock in this offering, at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay and the application of our net proceeds from this offering.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes thereto, before deciding whether to purchase shares of our common stock. Our business, financial condition and results of operations could be affected by any of these risks. The market price of our common stock could decline due to any of these risks and you could lose part or all of your investment.

Risks Pertaining to Our Business, Operations and Industry

We have a history of losses and we may not achieve or sustain profitability in the future.

We have a history of losses. Although in fiscal year 2005 we realized net income of $2.7 million, we have incurred net losses in each of the other years of our operations including, $3.6 million and $4.9 million in fiscal year 2004 and fiscal year 2006, respectively. For the nine months ending September 30, 2007, we incurred a net loss of $0.7 million. As a result of our net losses, we had an accumulated deficit of $177.1 million as of September 30, 2007 which includes accretion of redeemable convertible preferred stock of $80.0 million. We expect to make significant expenditures related to the growth and development of our business, including expenditures for additional personnel, sales and marketing, customer support, research and development and general and administrative functions. In addition, as a public company we will incur significant legal, accounting and other expenses that we did not incur as a private company. Given our rapid growth rate, limited history in selling our EtherTone platforms and intense competitive pressures we face, we may be unable to generate sufficient revenue to adequately cover our operating costs. If our revenue does not increase to offset increases in cost of revenue and operating expenses, we will not be profitable. You should not consider our revenue growth in recent periods as indicative of our future performance. Accordingly, we cannot assure you that we will be able to achieve or maintain profitability in the future.

In 2006, we recognized 85% of our revenue from five key customers and in the first nine months of 2007, we recognized 87% of our revenue from three key customers. We anticipate that we will continue to experience significant customer concentration in the future.

We derive a substantial portion of our revenues from Verizon Communications, Inc., or Verizon, and a limited number of other customers. For the year ended December 31, 2006, we derived approximately 85% of our revenues from our top five customers. During this period, Verizon represented approximately 41% of our revenues, MTS Allstream Inc., or MTS Allstream, represented approximately 16% of our revenues, Level 3 Communications, Inc., or Level 3 Communications, and XO Communications Services, Inc., or XO Communications, each represented approximately 10% of our revenues, and Rogers Communications Inc., or Rogers Communications, represented approximately 8% of our revenues. In the nine months ended September 30, 2007, Verizon, XO Communications and MTS Allstream represented approximately 87% of our revenues, and Verizon specifically represented approximately 71% of our revenues. We believe a limited number of our key customers will continue to represent a substantial percentage of our revenue for the foreseeable future, and the loss of, or reduction in orders from, any of these key customers, especially Verizon, would have a material adverse impact on our revenues and operating results.

We do not have formal term purchase contracts with many of our key customers and the few term purchase contracts that we do have with key customers do not have minimum purchase requirements. As a result, we have no assurance that our key customers will continue to purchase our EtherTone platforms in the future. The loss of business, or the reduction in size of orders or pricing terms or any delay in purchases from any key customer, and in particular Verizon, or our inability to otherwise generate anticipated revenue from any such customer, would significantly reduce our revenues and adversely affect our business, financial condition and results of operations. In addition, our operating results for the foreseeable future will continue to depend on our ability to effect sales to our key customers, many of whom have substantial purchasing power and leverage in negotiating contractual arrangements with us. These customers may require us to agree to terms and conditions that could result in increased costs and decreased revenues. Our revenue growth will depend on increasing sales to our existing customers. The demand for our products by our key customers depends on a number of factors, including the level of demand for business broadband and wireless backhaul services, the level and rate of the deployment of Carrier Ethernet products in general by our key customers, our ability to deliver platforms when ordered, the performance, product quality and interoperability of our platforms, and the level of customer service that we provide. In addition, our key customers typically order their Carrier Ethernet products from more than one vendor. Accordingly, our key customers may increase orders from our competitors and decrease orders from us. Moreover, our key customers may develop technologies or solutions that reduce or eliminate their need to purchase Carrier Ethernet solutions in general or our platforms in particular.

In recent years, substantial consolidation has occurred among telecommunication service providers and other service providers. This industry consolidation may have negative implications for Ethernet technology providers like us, including a reduction in the number of potential customers for our EtherTone platforms, delays in planned deployments of Carrier Ethernet systems, decreases in aggregate capital spending and greater pricing power by telecommunication service providers over us for our EtherTone platforms. Increased consolidation among telecommunication service providers and other service providers, in particular among our key customers, would make it difficult for us to maintain and grow our customer base, increase sales of our EtherTone platforms and maintain adequate gross profit.

Due to a number of factors, we may face significant fluctuations in our quarterly operating results.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. Due to fluctuations in our operating results, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. These fluctuations may also make our financial planning and forecasting more difficult. In addition to other risk factors listed in this “Risk Factors” section, factors that may cause or contribute to fluctuations in our operating results include:

•

our reliance on a small number of customers, and in particular, Verizon, our largest customer, for a significant portion of our revenues and the unpredictability of generating purchases in any particular period from carriers and other service operators;

•	delays, cancellations or reductions of purchase orders of our EtherTone platforms;

•	the lengthy and unpredictable evaluation, certification and sales cycles associated with the sales of our EtherTone platforms;

•	the number of sales or repeat sales of our EtherTone platforms, either directly by us or indirectly by our third party OEMs and resellers;

•	the size and timing of orders we receive and the volume of EtherTone platforms that our contract manufacturers can produce during a given period;

•	introductions or enhancements of EtherTone platforms and market acceptance of these new or enhanced EtherTone platforms;

•	variations in our gross profit, including the costs and availability of components for our EtherTone platforms;

•	any significant changes in the competitive dynamics of our market, including new entrants, consolidation among customers or competitors or substantial discounting of competing products;

•	changes in China’s political, regulatory or economic conditions or labor laws that could impact our engineering, research and development and manufacturing operating costs in China;

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the amount and timing of our operating costs, including sales, engineering, manufacturing and capital expenditures or costs associated with any delays in moving our final assembly and testing portion of our operations process from our Silicon Valley facility to our new Hong Kong facility; and

•

the decline in business activity in China typically experienced during national holidays, including during the May labor holiday, October Golden Week and the Chinese Lunar New Year, as well as the 2008 Summer Olympics in Beijing, which can lead to manufacturing delays.

As a consequence, operating results for a particular future period are difficult to predict and prior results are not necessarily indicative of future results.

Fluctuations in the capital spending of telecommunication service providers and other service providers, or demand cycles of their customers, may adversely affect our business, financial condition and results of operations.

Demand for our EtherTone platforms and our future operating results are highly dependent upon the capital spending patterns of telecommunication service providers and other service providers, which patterns are in turn subject to their own customers’ orders and demand. Telecommunication service providers and other service providers capital spending patterns and their customer demand cycles are difficult to predict and our forecasts may not be accurate. We have historically recognized lower revenues in the first quarter for our EtherTone platforms which we believe is a result of the annual project management processes of North American telecommunication service providers and delays in the timing of their annual budget approvals. Telecommunication service provider and other service provider capital spending patterns and their customer demand cycles depend upon other factors, including:

•	the amount of annual telecommunication service provider and wireless operator budgets and the timing of their purchasing cycles;

•	evolving industry standards and network architectures;

•	telecommunication service provider and wireless operator completion of major network upgrades; and

•	political, regulatory or economic conditions in domestic and international markets.

Any reduction by telecommunication service providers or wireless operators in their capital expenditures or a downturn or delay of telecommunication service providers or wireless operator deployment of our EtherTone platforms to their customers would have a material adverse effect on our business, financial condition and results of operations.

Our strategic relationships with our OEMs and resellers may not result in a material increase in our sales, and our failure to develop and manage these strategic relationships could adversely affect our results of operations and the growth of our business.

As part of our growth strategy we will rely, in part, on establishing and maintaining successful relationships with OEMs and resellers. Accordingly, we expect that our revenue growth will depend, in part, on the effective performance of these OEM and reseller relationships. In August 2006, we entered into an OEM strategic relationship with Ciena, in which we granted Ciena rights to sell our EtherTone platforms under Ciena’s own label through their sales personnel worldwide. In addition, in June 2007, we entered into a global reseller relationship with Nortel, in which we granted Nortel rights to resell and support our EtherTone platforms as a bundled offering with one of Nortel’s metro Carrier Ethernet multi-service switch product offerings. Our agreements with Ciena and Nortel do not require minimum sale commitments of our EtherTone platforms and these contracts do not prohibit Ciena or Nortel from offering products or services that compete with ours or from favoring the products of our competitors over the sales of our EtherTone platforms. To date, our revenues from the Ciena and Nortel relationships have been negligible. We cannot predict whether we will realize material sales from either of these relationships. Moreover, Nortel or Ciena could be acquired by one of our competitors, or may themselves become competitors of ours in certain markets in the future. In the event that Ciena’s or Nortel’s performance under these agreements do not meet our or their expectations, we would likely suffer a loss of our investment of time and expense in these relationships, have foregone customer development opportunities and experience delays in development of larger customer accounts.

If we fail to generate significant sales of our EtherTone platforms through our strategic relationships with our OEMs and resellers, including those with Ciena or Nortel, our results of operations and the growth of our business would be materially and adversely affected.

Demand for our EtherTone platforms depends on the significant growth for business broadband and mobile broadband services. If such demand does not grow as expected, our business, financial condition and results of operations would be materially and adversely affected.

Significant and sustained growth in the demand for business broadband services will be necessary to justify capital expenditure commitments by telecommunication service providers and wireless operators to invest in the improvement and expansion of their networks. Our success substantially depends on the increased demand for these services and the willingness of telecommunication service providers to continue to make significant expenditures in delivering business broadband services such as voice over internet protocol, or VoIP, streaming audio and video, video conferencing and data over metro access networks. Our strategy for deployment of our EtherTone platforms as a solution for backhaul capacity for mobile broadband is particularly dependant upon wireless operators increasing expenditures to roll out next generation bandwidth-intensive mobile networks such as 3G/4G cellular NTE, Wi-Fi and WiMAX. If telecommunication service providers and wireless operators do not continue to make and increase such expenditures, the market for our EtherTone platforms may not continue to develop or may develop more slowly than we expect, either of which would significantly adversely affect our business, financial condition and results of operations.

Our sales cycles are long and unpredictable and can require considerable time and expense.

In our experience, carriers and other service providers undertake a significant evaluation and certification process before making a purchase of carrier Ethernet equipment, typically from 15 to 18 months and in some cases up to two years. In addition, once certified, tier 1 carriers may minimize the number of times during the year in which they integrate equipment with the carrier’s operational support systems, or OSS. If our sales cycles do not coincide with this period of opportunity for integration, our sales revenue could be negatively impacted or delayed. We spend substantial time and resources in our sales efforts without any assurance that our efforts will produce any sales. Purchases of our EtherTone platforms are frequently subject to budget constraints, multiple approvals, unplanned administrative, processing and other delays. Moreover, once the telecommunication service provider or wireless operator has deployed a vendor’s solution, it is often difficult and costly to switch to another vendor’s infrastructure due to the time and costs associated with the integration of the solution with the telecommunication service provider’s or wireless operator’s OSS. Accordingly, if a telecommunication service provider or wireless operator has deployed a competitor’s product for their metro access network for business broadband or backhaul capacity for mobile broadband, we may not be able to successfully sell our EtherTone platforms to that telecommunication service provider or wireless operator despite our sales efforts. Our long evaluation, certification and sales cycle may cause our revenues and operating results to fluctuate significantly.

Our customers are subject to government regulation, and changes in current or future laws or regulations that negatively impact our customers could harm our business.

The jurisdiction of the Federal Communications Commission, or FCC, extends to the entire telecommunications industry, including our customers. Future FCC or other regulations affecting the business broadband or mobile broadband services industries, our customers, or the business or mobile broadband service offerings of our customers, may harm our business. For example, should the FCC rule that carriers do not have to sell their services at wholesale rates to competitive local exchange carriers, or CLECs, this could adversely impact our customer base of CLECs due to the fact that such CLECs would have to pay higher prices for, or may not have access to, wholesale services. Furthermore, many of our customers are subject to FCC and state rate regulation for interstate telecommunications services, and may be recipients of universal service subsidies. Changes in FCC or state rate regulations or federal or state universal service subsidies could adversely affect our customers’ revenues and capital spending plans. In addition, international regulatory bodies have standards and regulations for the telecom industry that may impact our business due to the fact that we have international carrier customers. Changes in standards, laws or regulations, or judgments in favor of plaintiffs in lawsuits against carriers or other service providers could adversely affect the development of business broadband or mobile broadband services. This, in turn, could directly or indirectly materially adversely impact the business broadband or mobile broadband industry in which our customers operate. To the extent our customers are adversely affected by laws or regulations regarding their business, products or service offerings, our business, financial condition and results of operations would suffer.

We depend upon a small number of contract manufacturers and our operations could be disrupted if we encounter problems with any of our contract manufacturers.

We do not have internal manufacturing capabilities, and rely upon a small number of contract manufacturers principally located in Shenzhen, China to build our EtherTone platforms. We use Sanmina-SCI, Shenzhen GongJin Electronics, or Shenzen GongJin and Elite Business Machines MFG, or Elite, as our contract manufacturers. Our reliance on a small overall number of contract manufacturers makes us vulnerable to reduced control over delivery schedules, manufacturing yields and costs and quality control. Of our three contract manufacturers, only Sanmina-SCI has multiple facilities and locations both within and outside of China. However, our orders with Sanmina-SCI represent a relatively small percentage of the overall orders received by Sanmina-SCI from its customers. As a result, fulfilling our orders may not be considered a priority in the event Sanmina-SCI is constrained in its ability to fulfill all of its customer obligations in a timely manner. Because both Shenzhen GongJin and Elite each have only one manufacturing facility located only in China, if either suffers an interruption in business, or experiences delays or quality control problems in its operations, our ability to ship products may be delayed.

We intend to use Sanmina-SCI as our primary manufacturer. However, we currently do not have a signed contract with Sanmina-SCI and have been operating on a purchase order basis only. We also do not have long-term supply contracts with any of our other contract manufacturers. Consequently, these manufacturers are not obligated to supply EtherTone platforms to us for any specific period, in any specific quantity or at any certain price, except as may be provided by a particular purchase order. If any of our contract manufacturers were unable or unwilling to continue manufacturing our EtherTone platforms in required volumes and at high quality levels, we will have to identify, qualify and select acceptable alternative manufacturers. It is possible that an alternate source may not be available to us when needed or may not be in a position to satisfy our production requirements at commercially reasonable prices and quality. Any significant interruption in manufacturing would require us to reduce our supply of EtherTone platforms to our customers, which in turn could have a material adverse effect on our customer relations, business, financial condition and results of operations.

We operate in a highly competitive market that includes large, well-financed participants with whom we may be unable to compete effectively.

Competition in the market for equipment for carrier access services and wireless backhaul services is intense and we expect competition to increase. We compete with a variety of network equipment providers including incumbent vendors of frame relay and ATM equipment, Carrier Ethernet-based metro access equipment providers and optical platform solution providers. Companies focused on Carrier Ethernet-based metro access services include ADTRAN, Inc., or ADTRAN, ADVA Optical Networking, MRV Communications Inc., or MRV Communications, Overture Networks Inc. or Overture Networks, RAD Communications, Inc., or RAD Communications. We also compete with RAD Communications and Overture Networks in the Carrier Ethernet-based wireless backhaul market for mobile broadband. In addition, while many of the diversified communications equipment vendors, such as Alcatel-Lucent, Cisco Systems, Inc., or Cisco, Fujitsu Limited, or Fujitsu, Huawei Technologies Co., Ltd., or Huawei, Juniper Networks, Inc., or Juniper Networks, and Tellabs, Inc., or Tellabs, have historically been less focused on Carrier Ethernet-based metro access and wireless backhaul networks, these large equipment vendors have competed, and may increasingly compete, in our market segment in the future. Many of our key customers purchase Ethernet Carrier equipment from more than one vendor so that they are not reliant on a single supplier. Accordingly, many of our key customers purchase Carrier Ethernet from our competitors. If our key customers increase the percentage of equipment they purchase from our competitors, it could adversely impact our sales to our customer and adversely impact our revenues, business and results of operations.

Factors that influence customer purchase decisions in our market include:

•	total cost of ownership of the product or solution, including capital and operating expenditure requirements;

•	ease of use, performance, functionality, completeness and scalability of the product or solution;

•	the ability of the product or solution to improve the utilization of bandwidth capacity;

•	the ability of the product or solution to manage integrated traffic;

•	demonstrated market adoption and validation of the product or solution;

•	compatibility of the product or solution with existing installed technology, and its ability to accommodate technology migrations;

•	perceived financial viability;

•	existing relationships with large OEM manufacturers;

•	responsiveness to current and anticipated future needs of enterprises; and

•	support and services and manufacturing capabilities.

Many of our existing and potential competitors are larger than we are, have greater financial resources and better-established brands and customer relationships. Many of our competitors have broader product lines than we do, so they can offer bundled products, which may appeal to certain customers. In addition, unlike some of our competitors, we do not provide financing to potential customers; this may lower initial customer expenditures for competitors’ equipment.

Moreover, an acquisition of one of our competitors, or merger between our competitors, could harm our competitive position or cause our target customers to delay purchases of our EtherTone platforms while they assess the impact of the combination. If a larger company with more resources were to acquire a competitor of ours, they may invest additional resources in developing, marketing and supporting competitive products, which could negatively impact our business, financial condition and results of operations.

Our failure to manage our growth effectively may result in a material adverse effect on our business, financial condition or results of operations.

We have substantially expanded our overall business, headcount and operations in recent periods. We intend to continue to expand our operations in order to increase our telecommunication service provider and wireless operator customer base, expand our sales to existing customers and develop additional or enhanced EtherTone platforms. Increases in our customer base could create challenges in our ability to support our customers. In addition, in order to operate as a public company, we will need to increase our employee headcount and to continue to improve our operational, financial and management controls and our reporting procedures. As a result, we may be unable to manage the growth of our business effectively in the future, which may adversely impact our business, financial condition and results of operations.

Our failure to maintain the benefits of our Silicon Valley/China hybrid business model would increase our operating costs and materially and adversely affect our business, financial condition and results of operations.

We believe that a key contributor to our success is our Silicon Valley/China hybrid business model, which is based on fully integrating our operations in Sunnyvale, California; Wuhan, China; Shenzhen, China; and our new operations center in Hong Kong. We believe that the operational benefits of our Silicon Valley/China hybrid business model include a capability for frequent and cost-effective feature enhancements of our EtherTone platforms, significant operating expense savings, highly responsive engineering operations, manufacturing efficiencies and improved order fulfillment capabilities. The long-term working relationship and integrated product development experience among our Silicon Valley and China personnel would be difficult for us to replicate and therefore, our future success depends on our ability to maintain our low employee turn-over and integration among our senior-level personnel.

We may find it difficult to maintain and scale the anticipated operational efficiencies and other benefits of our hybrid business model. Any failure to preserve the efficiencies and benefits of our Silicon Valley/China hybrid business model would materially and adversely affect our business, increase our operating costs and reduce our profitability. For additional information, see “Risks Related to Doing Business in China.”

If the adoption of Carrier Ethernet technology as a solution for the deployment of business broadband and wireless backhaul for mobile broadband does not continue to grow, or grows more slowly than expected, our business, financial condition and results of operations would be materially and adversely affected.

Factors that could impair the growth and expansion of the adoption of Carrier Ethernet technology as a leading solution for the deployment of business broadband and wireless backhaul for mobile broadband include:

•	the introduction, or increasing use, of competing or alternative products and solutions;

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high switching costs for telecommunication service providers and other service providers due to the time and costs associated with the certification and integration of new solutions with the telecommunication service providers or other service providers’ network;

•	budget constraints of telecommunication service providers and other service providers;

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delays in the development or availability of all the network elements necessary for the telecommunication service provider or other service provider to deploy Carrier Ethernet for business broadband and wireless backhaul for mobile broadband;

•	technological innovations or new standards that Carrier Ethernet technology does not address sufficiently; and

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changes in measurable SLAs or QoS terms that would require substantial changes in Carrier Ethernet technology to be a deployable solution for business broadband and wireless backhaul for mobile broadband.

If the adoption of Carrier Ethernet technology as the solution for deployment of business broadband and wireless backhaul for mobile broadband does not grow as expected, or is slow in developing, the need for our EtherTone platforms will not continue to expand, and our business, financial condition and results of operations would be materially and adversely affected.

If the market for our EtherTone platforms does not develop as we anticipate, our revenues may decline or fail to grow, which would adversely affect our financial condition and results of operations.

We currently derive, and expect to continue to derive, substantially all of our revenues from our EtherTone platforms. We did not ship our first commercial EtherTone platform until the third quarter of 2004, and the market for our EtherTone platforms is still evolving. Because of our limited selling history and the evolving market for our EtherTone platforms, we do not know whether our EtherTone platforms will achieve and sustain high levels of demand and market acceptance. As a result of our significant reliance on our EtherTone platforms for our business and revenue generation, our revenue growth, financial condition and results of operations could be harmed by:

•	a decline, or lack of sufficient growth, in the demand for our EtherTone platforms;

•	the introduction of competing products or technologies that serve as a replacement or substitute for, or represent an improvement over, our EtherTone platforms;

•	any significant changes in the competitive dynamics of our market, including new entrants or substantial discounting of competing products;

•	defects or interoperability issues in EtherTone platform components;

•	delays or unavailability of certain EtherTone platform components;

•	technological innovations or new standards that our EtherTone platforms do not address sufficiently; and

•	our inability to release enhanced versions and new functionalities for our EtherTone platforms on a timely basis.

Our failure to enhance our existing EtherTone platforms or develop new EtherTone platforms could materially and adversely affect our business, financial condition and results of operations.

The market for Carrier Ethernet is characterized by rapid technological advances, frequent new product introductions, evolving industry and regulatory standards and recurring changes in customer requirements. Our success depends significantly on our ability to anticipate and adapt to such changes and to offer, on a timely and cost-effective basis, EtherTone platforms and feature enhancements that meet changing customer demands and industry standards. The timely development of new or enhanced EtherTone platforms is a complex and uncertain process, and we may not be able to accurately anticipate market trends or customer requirements. We may also experience design, component procurement, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new EtherTone platforms and feature enhancements. For example, we must manage the transition from end of life components to new components for our EtherTone platforms. The introduction of EtherTone platforms using new components may require a telecommunication service provider to recertify the EtherTone platform. Any recertification would require us to manage such transition with the telecommunication service provider in order to minimize disruption in its supply chain. If we are unable to develop new EtherTone platforms or enhancements to our existing EtherTone platforms on a timely and cost-effective basis, or if our new EtherTone platforms or enhancements fail to achieve market acceptance, our business, financial condition and results of operations would be materially and adversely affected.

If our EtherTone platforms contain undetected defects or interoperability issues we could incur significant unexpected expenses, which could harm and adversely affect our reputation, business, financial condition and results of operations.

From time to time, our customers have discovered defects in our EtherTone platforms after deployment or as their networks were expanded and modified. Although our EtherTone platforms are tested prior to shipment, they may contain defects that can only be detected when deployed in live networks that generate high amounts of business broadband or mobile broadband traffic. Any defects in our EtherTone platforms discovered in the future, or failures of our customers’ networks, whether caused by our EtherTone platforms, our customers or other vendor products, could result in lost sales and market share and negative publicity regarding our EtherTone platforms. Any occurrence of such defects in the future could have a material adverse effect on our reputation, business, financial condition and results of operations.

Our EtherTone platforms must interoperate with our customers’ network infrastructure, which often have different specifications, utilize multiple protocol standards and products from multiple vendors and contain several generations of products that have been added over time. From time to time, our customers have experienced interoperability issues with our platforms. In such situations, we or our customers have had to modify our EtherTone platforms to interoperate with our customers’ networks. Any future modifications could cause longer certification times for our EtherTone platforms or order delays or cancellations and could harm our relationship with existing and future customers, any of which could adversely affect our reputation, business, financial condition and results of operations.

If we or our contract manufacturers are unable to source components for our EtherTone platforms on a timely basis, we may not be able to deliver our platforms to meet customer expectations and demand.

We depend on a limited number of suppliers for key components of our EtherTone platforms. Any of the suppliers upon which we rely could stop producing our components, cease operations entirely, or be acquired by, or enter into exclusive arrangements with, our competitors. We do not have long-term supply agreements with our suppliers, and our purchase volumes are currently too low for us to be considered a priority customer by most of our suppliers. As a result, these suppliers could stop selling components to us at commercially reasonable prices, delay delivery of our component purchases or cease manufacturing these components altogether. Any such interruptions or delays may force us to seek similar components from alternate sources, which may be time consuming and cause delays in our ability to have our EtherTone platforms manufactured. Switching suppliers may require that we redesign our EtherTone platforms to accommodate the new component, and may potentially require us to re-qualify our EtherTone platforms with our customers, which would be costly and time-consuming. Moreover, older or end of life components being used in our EtherTone platforms may no longer be available to us. Replacing older or end of life components may require us to reconfigure and test newer available replacement components, which could cause delays in shipping EtherTone platforms to our customers. Any interruption or delay in the supply of limited source components could adversely affect our ability to meet scheduled product deliveries to our customers and could materially and adversely affect our business, financial condition and results of operations.

Our gross margin may fluctuate from quarter to quarter and may be adversely affected by a number of factors, many of which are beyond our control.

Our gross margin fluctuates from quarter to quarter and varies by customer and by EtherTone platform specification. Our gross margin may be adversely affected by a number of factors, including:

•	increases in the price or availability of components for our EtherTone platforms;

•	charges for excess or obsolete inventory or for inventory mark-downs;

•	the mix in any period of direct sales, which historically provide higher margins, relative to OEM or reseller sales;

•	mix of sales of our EtherTone platforms, each of which have different gross margins;

•	sales volume from each customer during the period;

•	increased warranty or repair costs;

•	increased EtherTone platform delivery and manufacturing costs;

•	market pressures to lower our prices or price discounts negotiated by customers;

•	introduction of new EtherTone platforms, with initial sales at relatively small volumes which results in higher EtherTone platform costs; and

•	changes to import and export regulations, including quotas, tariffs, licensing restrictions and other trade barriers.

Our failure to penetrate the wireless backhaul market for mobile broadband would adversely affect the growth of our business.

We believe the wireless backhaul market for mobile broadband provides a significant growth opportunity for us and we intend to add sales channels and develop additional EtherTone platforms to focus on further penetrating this market. While we have successfully deployed an EtherTone platform solution for one customer for wireless base station backhaul applications, this deployment should not be viewed as a predictor of future success of the adoption of our EtherTone platforms in this market. Traditionally, wireless backhaul traffic has been transported over high speed T1/E1 lines or by microwave and not through the use of Ethernet technology. If the adoption of Ethernet technology as a leading solution for the deployment of wireless backhaul for mobile broadband does not occur or if our EtherTone platforms are not selected for wireless backhaul for mobile broadband, we will not be able to grow our business as expected. Moreover, if the demand for wireless backhaul capacity for mobile broadband does not grow as expected or should wireless operators otherwise become unwilling to make significant expenditures for increasing the capacity of their existing base stations and adding more base stations, our business will not grow as expected.

If we fail to make necessary improvements to address material weaknesses in our internal control over financial reporting noted by our independent registered public accounting firm, we may not be able to report our financial results accurately and timely or prevent fraud, any of which could harm our business, reputation and cause the price of our common stock to decline.

In connection with its audit of our 2006 consolidated financial statements, our independent registered public accounting firm noted in its report to our audit committee that due to a rudimentary accounting and inventory control system infrastructure, inadequate personnel and the need for additional technical accounting resources, we had material weaknesses in our internal control over financial reporting as of December 31, 2006. Specifically, our material weakness related to the lack of technical accounting resources necessary to identify and account for a complex equity transaction. The identified transaction related to the beneficial conversion feature implemented in connection with the sale of our Series 1 preferred stock and related recapitalization in June 2006. In addition, the report noted the lack of a sophisticated process and system that allowed for inventory tracking, costing and reserve analysis.

A material weakness is defined as a significant deficiency, or combination of significant deficiencies, that adversely affects an entity’s ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a material misstatement (with respect to a material weakness) of the entity’s financial statements will not be prevented or detected by the entity’s internal control over financial reporting.

We have actively taken steps intended to address these material weaknesses. These steps include the implementation of our new enterprise resource planning, or ERP, system in the United States in June 2007, followed by implementation deployed in Wuhan and Hong Kong in 2008. The ERP system functionality includes financial reporting, inventory tracking, costing and reserve analysis. In preparing to be a public reporting company, we recently hired additional personnel for our finance organization, including two accounting personnel, a controller for our United States operations and a controller for our China operations. We are also actively recruiting a financial reporting manager, a financial planning and analysis manager, a cost accounting manager and additional corporate accountants. Pending the hiring and integration of these persons, we have retained the services of a financial accounting firm to provide us the additional technical accounting expertise and resources. However, we cannot assure you that our efforts to address the identified material weakness will be successful or that we will not have other material weaknesses or significant deficiencies in the future. Furthermore, most of the personnel in our finance and accounting organization have been recently hired and we will have to integrate them into our organization. If we fail to correct the existing material weaknesses and significant deficiencies or have material weaknesses or significant deficiencies in the future, it could result in misstatements or delays in reporting our financial results or create a perception that those financial results do not accurately state our financial condition or results of operations. Either of those events could have an adverse effect on the value of our common stock.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and The Nasdaq Global Market, or Nasdaq, imposes additional requirements on public companies, including requiring changes in corporate governance practices. For example, the listing requirements of Nasdaq requires that we satisfy certain corporate governance requirements relating to independent directors, audit committees, distribution of annual and interim reports, stockholder meetings, stockholder approvals, solicitation of proxies, conflicts of interest, stockholder voting rights and codes of conduct. Our management and other personnel will need to devote a substantial amount of time to these compliance requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial additional costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, for the year ending December 31, 2009, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm noted in their report to our audit committee that we had material weaknesses in our internal control over financial reporting as of December 31, 2006. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues. Moreover, if we are not able to remedy our material weakness in a timely manner, if we or our independent registered public accounting firm identify additional deficiencies in our internal control over financial reporting that are deemed to be material weaknesses in the future, or if we are not able to comply with the requirements of Section 404 in a timely manner, the market price of our stock would likely decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise harm our business, financial condition and results of operations.

We may in the future seek to acquire or invest in complementary businesses, products or technologies that we believe could supplement or expand our product line, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of our management and cause us to incur expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully or effectively manage the combined business following the completion of the acquisition. We may also not achieve the anticipated synergies from the acquired business, or such acquisitions may be viewed negatively by customers, financial markets or investors. Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt, which could harm our business, financial condition and results of operations.

Issues arising from the implementation of our new ERP system and new information technology infrastructure could affect our ability to manage our business effectively.

We are in the process of implementing a new ERP system globally, which we currently expect to complete in the second quarter of 2008. In addition, we are in the initial stages of implementing a new information technology infrastructure. Each of these projects is or will be important to our accounting, financial and operating functions, and the implementation of these systems and infrastructure could raise costs and risks associated with the conversion to new systems, including disruption to our business operations leading to delays or inability to ship our EtherTone platforms to meet customer demand and inefficiencies in our accounting procedures.

If we lose our senior management personnel we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future success depends, in large part, on the continued service and performance of our senior management team. Our senior management can terminate their employment at any time, and the loss of the services of one or more of our executive officers or other key employees could harm our business. The replacement of members of our senior management team likely would involve significant time and costs and the loss of any of these individuals may delay or prevent the achievement of our business objectives.

The loss of, or our failure to attract and retain, qualified engineers and other key technical staff may impair our ability to grow our business and results of operations may suffer.

We face intense competition for skilled engineering and other technical personnel in our industry. We cannot be certain that we will successfully attract and retain qualified technical personnel, or that newly-hired personnel will function effectively, both individually and as a group. If we are unable to effectively hire, integrate and utilize new technical personnel, the execution of our business strategy and our ability to react to changing market conditions may be impeded, and the growth of our business and results of operations may be impaired.

If we fail to appropriately manage our manufacturing requirements and component inventory, we could incur additional costs, experience manufacturing delays, lost revenue or reduced gross profit.

Lead times for the components that we order through our contract manufacturers may vary significantly and depend on numerous factors, including the specific supplier, contract terms and market demand. If we overestimate our production requirements and our contract manufacturers purchase excess components that are unique to our EtherTone platforms or build excess EtherTone platforms, we could be required to pay for these excess parts or EtherTone platforms and recognize related inventory write-down costs. If we underestimate our production requirements, our contract manufacturers may have inadequate component inventory, which could interrupt manufacturing of our EtherTone platforms, result in delays or cancellation of sales and require us to purchase the components in the open-market which could negatively impact our gross profit. In prior periods we have experienced excess inventory write-downs and standard cost revaluations associated with excess or obsolete inventory. This may continue in the future, which could have an adverse effect on our gross profit, financial condition and results of operations.

Any failure by Alcatel-Lucent to install or provide support services to our customers would adversely affect our customer relationships.

We depend on Alcatel-Lucent for installation of, and support services for, our EtherTone platforms for many of our customers that purchased our EtherTone platforms directly from us. Alcatel-Lucent’s support and services are particularly important for the successful installation of our EtherTone platforms globally, helping our customers quickly resolve post-deployment issues and providing effective ongoing support to these customers. Our Alcatel-Lucent relationship has enabled us to expand our installation, maintenance and support operations globally without incurring the substantial time and expense of, or overcoming the challenges of, establishing our own global installation and support staff. A failure of our relationship with Alcatel-Lucent may require us to establish a similar relationship with an alternative third party provider, which may delay our ability to deploy our EtherTone platforms globally and to provide timely global support services and may increase our costs for training new third party service providers in our EtherTone platforms.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology.

Our success and ability to compete are substantially dependent upon our intellectual property. We primarily rely on unpatented proprietary technology, processes, know-how, trade secret protection, trademark and copyright law and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual proprietary rights. We have filed two provisional patent applications and one utility patent application in the United States regarding our proprietary processes and technology. We have not yet obtained, or applied for, patent protection in any other of the markets in which we compete. In the future we plan to continue to seek patents on certain of our proprietary technology. However, there is no guarantee these provisional or planned patents will issue or, if issued, may not issue in a form that will be advantageous to us. To the extent any future patents are issued, any such future patents may be contested, circumvented or invalidated, and we may not be able to prevent third parties from infringing on these patents. Moreover, the additional steps we take to protect our intellectual property rights may be inadequate. The confidentiality and license agreements that we enter into may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors. Furthermore, the legal systems of many foreign countries do not protect or honor intellectual property rights to the same extent as the legal system of the United States For example, in China, the legal system in general, and the intellectual property regime in particular, are still in the development stage. It may be difficult, time-consuming and costly for us to attempt to enforce our intellectual property rights in these jurisdictions.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect such rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could seriously harm the value of our technology and our competitive position and adversely impact our business.

We could become subject to litigation regarding intellectual property rights that could materially harm our business.

There is considerable patent and other intellectual property development activity in our industry. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing upon their intellectual property rights and we may be found to be infringing upon such rights. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our products and services, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners in connection with any such litigation, and to incur warranty claims, obtain licenses, modify our EtherTone platforms or refund fees, each of which could further exhaust our resources. In addition, we may pay substantial settlement costs which could include royalty payments in connection with any claim or litigation, whether or not successfully asserted against us. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

Saints Capital, one of our investors, may pursue potential claims against us and our board of directors. If Saints Capital pursues such claims through litigation, our business, operating results and financial condition could be harmed.

We closed the issuance and sale of our Series 1 preferred stock and common stock in June 2006. As part of the financing, we completed a recapitalization pursuant to which all of the then outstanding shares of our preferred stock were converted into shares of our common stock. The terms of the financing were reviewed and approved by an independent committee of our board of directors. In addition, we conducted the financing process with the advice of legal counsel. Entities affiliated with Saints Capital, which immediately prior to this offering will hold, in the aggregate, more than 5% of our outstanding common stock (assuming conversion of all outstanding shares of our Series 1 preferred stock into our common stock on a one share of common stock for one share of Series 1 preferred stock outstanding basis), held shares of preferred stock which were converted as part of the recapitalization. Saints Capital objected to the terms of the financing and asserted that our board of directors had breached its fiduciary duties to our stockholders. Although Saints Capital invested in the financing and executed the applicable financing documents, Saints Capital did not provide its stockholder consent to the financing and stated that it was preserving its ability to pursue legal claims in the future. Nevertheless, the financing was approved by the necessary vote of our stockholders under Delaware law and our certificate of incorporation and by holders of over 80% of our then outstanding stock. Our board of directors considered the terms of the Series 1 financing and the related recapitalization carefully and determined that it was in the best interests of our stockholders. However, there can be no assurance that Saints Capital will not assert a claim against our board of directors or us and such a claim could be a distraction to our management team and the defense of such claim could be expensive and have a material adverse effect on our business, operating results and financial condition.

Changes in financial accounting standards or practices or in taxation rules may adversely affect our results of operations.

Changes in existing accounting or taxation rules or practices, or varying interpretations of current rules or practices, could have a significant adverse effect on our financial results or the manner in which we conduct our business. For example, prior to fiscal year 2006, we accounted for options granted to employees using the intrinsic value method, which, given that we generally granted employee options with exercise prices equal to the fair market value of the underlying stock at the time of grant, resulted in no compensation expense. Beginning in fiscal year 2006, we began recording expenses for our stock- based compensation plans, including option grants to employees, using the fair value method, under which we expect our ongoing accounting charges related to equity awards to employees to be significantly greater than those we would have recorded under the intrinsic value method. We expect to continue to use stock-based compensation as a significant component of our compensation package for existing and future employees. Accordingly, changes in accounting for stock-based compensation expense under the newer accounting method are expected to have a material adverse affect on our operating results. Any similar changes in accounting or taxation rules or practices could have a material impact on our consolidated financial results.

The availability of our net operating loss carry-forwards, NOLs, is uncertain, and this offering may jeopardize our ability to use some or all of our NOLs.

As of September 30, 2007, as a result of our operations we had generated certain NOLs for federal tax purposes and state tax purposes. Under certain circumstances, NOLs may be carried forward and used to offset future taxable income. Our ability to utilize these NOL carry-forwards may be subject to significant limitations under Section 382 of the Internal Revenue Code if we either previously underwent or in the future undergo an ownership change. An ownership change may occur, or have occurred, if, among other things, stockholders who own or have owned, directly or indirectly, 5% or more of our common stock (with certain groups of less-than-5% stockholders treated as a single stockholder for this purpose) increase, or increased, their aggregate percentage ownership of our common stock by more than 50 percentage points above the lowest percentage of the stock owned by these stockholders at any time during the relevant prior three-year testing period. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of future taxable income a corporation may offset with NOL carry-forwards. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOL carry-forwards.

It is possible that past events, such as our private placements of preferred stock or other equity transactions resulted in an ownership change for purposes of Section 382 of the Internal Revenue Code or that this offering, when taken together with our past equity transactions, could result in an ownership change for purposes of Section 382 of the Internal Revenue Code. Any such ownership change would limit our ability to utilize any federal or state NOL carry-forwards as described above. Due to possible limitations on our ability to utilize any of these NOL carry-forwards, our balance sheets included in this prospectus do not include any deferred tax asset we may have as a result of these NOLs. To the extent that these NOLs are exhausted, we expect to be taxed at the federal and state statutory rates. Even if prior private placements of preferred stock or other equity transactions did not, or this offering does not, result in an ownership change, they may increase the likelihood that we may undergo an ownership change for purposes of Section 382 in the future.

We may require additional capital to support our business growth, and this capital might not be available on acceptable terms, or at all, which could adversely affect our ability to grow our business and respond to business challenges.

We intend to continue to make investments to support our business growth and may require additional capital to respond to business challenges, including the need to develop new EtherTone platforms or enhance our existing EtherTone platforms, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, from time to time we may need to engage in equity or debt financings or enter into credit agreements to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Debt financings secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

Our business could be shut down or severely impacted if a natural disaster or other unforeseen catastrophes occur.

Our business and operations depend on the extent to which our facilities are protected against damage from fire, earthquakes, power loss, flooding and similar events. Some of our key business activities currently take place in regions considered at high risk for certain types of natural disasters. For example, our Silicon Valley facilities, located in the San Francisco Bay Area, a region known for seismic activity, includes our corporate headquarters and final assembly and testing of our EtherTone platforms, and any earthquake, fire, other disaster or power outage at this location would have a material adverse effect on our business, financial condition and results of operations. A natural disaster or other unanticipated problem at any of our facilities could, among other things, hinder our research and development efforts, delay the shipment of our EtherTone platforms and affect our ability to receive and fulfill orders. While we believe that our insurance coverage is comparable to those of similar companies in our industry, it does not cover all natural disasters, in particular, earthquakes and floods.

Risks Related to Doing Business in China

Adverse changes in economic, political, regulatory and legal developments in China could impact our ability to operate in China on a cost effective basis, or at all.

We conduct substantially all of our research and development, manufacturing operations and marketing documentation in China. China has experienced, and continues to experience, rapid economic, political and legal developments, including labor law changes. Moreover, China has been characterized by its requirement for significant permit, licensing and regulatory requirements. Any adverse change in the economic conditions or policies of Chinese government, laws or regulations, could limit or even prevent us from operating in China or increase the costs of our operations there, which would materially and adversely affect our operating margins and competitive financial position.

China’s legal system is characterized by uncertainty that could negatively impact our business and results of operations.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little value as precedent. Beginning in 1979, the People’s Republic of China, or the PRC, government promulgated a comprehensive system of laws and regulations governing economic matters, which has had the overall effect of significantly enhancing the protections afforded to foreign invested enterprises in China. However, these laws, regulations and legal requirements are relatively new and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign enterprises operating in China. In addition, enforcement of existing laws, or contracts based on existing law, is uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China’s judiciary with respect to foreign operations in China in many cases creates additional uncertainty as to the outcome of any litigation. Furthermore, interpretation of statutes and regulations may be subject to new government policies reflecting domestic political changes.

Our activities in China will be subject to administrative review and approval by various national and local agencies of the PRC government. Because of the changes occurring in China’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities. Failure to obtain the requisite governmental approval for any of our activities could adversely affect our business and results of operations.

The loss of any of the preferential tax treatments currently available to us in China and the lack of clear rules or guidelines for the new China tax laws could materially and adversely affect our results of operations.

As a foreign invested company, our subsidiary in Wuhan, China, through which a significant portion of our research and development operations are conducted, had enjoyed preferential tax treatment since its inception, in the form of reduced tax rates or tax holidays, provided by the PRC government or its local agencies or bureaus. Since the beginning of 2006, our subsidiary in Wuhan, China, has been registered as a “high and new technology company” operating in a designated economic zone, and accordingly, we benefit from a 15% preferential enterprise income tax rate, compared to a standard domestic enterprises income tax rate of 33%. However, the status of being a “high and new technology company” is subject to an annual assessment by the relevant government authority in China and therefore, there is no assurance that our Wuhan, China subsidiary will continue to meet the qualifications for such status or that the relevant government authority will not revoke our “high and new technology company” status.

There have been various tax reform proposals in China and the tax treatment of enterprises operating in China may be subject to review and application for renewal. The discontinuation or unavailability of any preferential tax treatments of our Wuhan, China subsidiary, including those related to transactions between, or the relationship of, our Wuhan, China subsidiary and our Sunnyvale, California facility could materially and adversely affect our results of operations.

On March 16, 2007, the PRC’s National People’s Congress passed a new corporate income tax law, which will become effective on January 1, 2008. This new income tax unifies the corporate income tax rate of domestic enterprise and foreign investment enterprises to 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or conduct business in sectors that are encouraged by the PRC’s National People’s Congress. This new tax law, however, does not clearly define the requirements or criteria for receiving these preferential tax treatments. Because clear implementation and requirement rules or guidelines for the new tax law have not yet been promulgated, we cannot assure you that our Wuhan, China subsidiary will maintain its preferential tax status.

We are exposed to foreign exchange risks related to our significant operations in China.

Fluctuation in the value of the Chinese Renminbi, or Renminbi, relative to the United States dollar would affect our financial results reported in United States dollar terms without giving effect to any underlying change in our business financial condition. Since July 2005, the value of the Renminbi has not been pegged solely to the United States dollar. Instead, the Renminbi is reported to track a basket of currencies determined by the People’s Bank of China. The Renminbi may appreciate or depreciate significantly in value against the United States dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the United States dollar. As a significant part of our costs and expenses are denominated in Renminbi, any future revaluation of the Renminbi has and could further increase our costs in United States dollar terms. For example, to the extent that we need to convert United States dollars into Renminbi for our operational needs and should the Renminbi appreciate against the United States dollar at that time, our results of operations could be materially and adversely affected. Conversely, if we decide to convert our Renminbi into United States dollars for the purpose of making payments for dividends or for other business purposes, appreciation of the United States dollar against the Renminbi would have a negative effect on the United States dollar amount available to us.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

Foreign exchange transactions by our Wuhan, China subsidiary are subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if our Wuhan, China subsidiary receives foreign currency loans from us or other foreign lenders, these loans must be registered with the State Administration of Foreign Exchange, or the SAFE, and if we finance these loans by means of additional capital contributions using, for instance, proceeds from this offering, these capital contributions must be approved or registered by certain government authorities including the SAFE, the Ministry of Commerce or their local agencies. These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could adversely affect our business.

Any recurrence of Severe Acute Respiratory Syndrome, or SARS, or another widespread public health problem, such as the emergence of an avian influenza, could negatively impact our business and results of operations.

A renewed outbreak of SARS or another widespread public health problem in China, where a significant portion of our operations are located, could have a negative effect on our operations. Our operations may be impacted by a number of health-related factors, including quarantines or closures of some of our offices which would severely disrupt our operations, the sickness or death of our key officers and employees, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

Risks Related to Our Common Stock

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

The market prices of the securities of technology companies historically have been highly volatile. Further, our common stock has no prior trading history. Factors affecting the market price of our common stock, many of which are beyond are control, could include:

•	variations in our operating results;

•	loss of, or delays, cancellations or reductions in orders from, one or more of our key customers;

•

announcements of technological innovations, new EtherTone platforms and services or competing products or services, acquisitions, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

changes in the estimates of our operating results or changes in recommendations by, or the failure of our operating results to meet the expectations of, any securities analysts that elect to follow our common stock;

•	market conditions in our industry and the economy as a whole;

•	changes in China’s political, regulatory or economic conditions or labor laws that could impact our engineering, research and development and manufacturing operations in China;

•	price and volume fluctuations in the overall stock market;

•	lawsuits threatened or filed against us;

•	adoption or modification of regulations, policies, procedures or programs applicable to our business or our customers’ business; and

•	the expiration of market standoff or contractual lock-up agreements.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the market price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The market price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Some companies that have had volatile market prices for their securities have had securities class actions filed against them. A suit filed against us, regardless of its merits or outcome, could cause us to incur substantial costs and could divert management’s attention.

A market for our securities may not develop or be maintained and our stock price may decline after this offering.

Prior to this offering, there has been no public market for shares of our common stock. Although we have applied to list our common stock on Nasdaq, an active public trading market for our common stock may not develop or be maintained after this offering. In addition, Nasdaq imposes certain securities trading requirements, including minimum bid price, minimum number of stockholders, minimum number of trading market makers and minimum market value of publicly traded shares in order to maintain our listing. If we don’t maintain these requirements Nasdaq may delist us, which may have an adverse effect on the trading market for our common stock. The initial public offering price may be higher than the market price of our common stock after this offering. As a result, you could lose all or part of your investment.

Future sales of shares by existing stockholders, or the perception that such sales may occur, could adversely affect the market price of our shares, which could have a negative impact on your investment in us.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the contractual lock-up, subject to extension or modification as discussed below, and other restrictions on resale lapse, the market price of our common stock could decline below the initial public offering price. Based on shares outstanding as of September 30, 2007, upon completion of this offering, we will have outstanding              shares of common stock, assuming no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option were exercised in full, we would have outstanding             shares of common stock upon completion of this offering. Of these shares, only the            shares of common stock sold in this offering, or             shares of common stock sold in this offering if the underwriters’ over-allotment option were exercised in full, will be freely tradable, without restriction, in the public market. In certain circumstances, the underwriters may permit our current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

The 180-day contractual lock-up period under the agreements with the underwriters will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day restricted period, then in each case the lock-up period will be automatically extended until the expiration of the 17-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless Thomas Weisel Partners LLC waives, in writing, such extension. See “Shares Eligible for Future Sale” for a discussion of these and other transfer restrictions.

After the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus, or such longer period described above, up to an additional 26,021,880 shares will be eligible for sale in the public market, 17,678,802 of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and, in certain cases, various vesting agreements. In addition, the 57,374 shares subject to the outstanding warrant and the 5,672,656 shares that are either subject to outstanding options or reserved for future issuance under our 1998 Stock Plan and our 2001 International Stock Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

Some of our existing stockholders have rights to require us to register with the SEC up to 25,812,537 shares of our common stock. If we register these shares of common stock, the stockholders would be able to sell those shares freely in the public market. All of these shares are subject to lock-up agreements restricting their sale for 180 days after the date of this prospectus, subject to extension.

After this offering, we intend to register approximately             shares of our common stock that we have issued or may issue under our equity plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements, if applicable, described above.

If securities analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends, in part, on the research and reports that securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities analysts. If no securities analysts commence coverage of us, the market price for our stock could suffer. In the event we obtain securities analyst coverage, or if one or more of the analysts who covers us downgrades our stock or publishes unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

Upon completion of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately         % of our outstanding common stock assuming no exercise of the underwriters’ over-allotment option. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see “Principal Stockholders.”

As a new investor, you will experience substantial dilution as a result of this offering and future equity issuances.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate substantial dilution of $            per share, based on an assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover of this prospectus). In addition, we have issued options and a warrant to acquire common stock or preferred stock at prices significantly below the initial public offering price. As of September 30, 2007, there were 5,228,297 shares subject to outstanding options at a weighted average exercise price of $0.96 per share and 57,374 shares subject to an outstanding warrant at an exercise price of $1.74 per share. To the extent outstanding options and warrants are ultimately exercised, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. For additional information, see “Dilution.”

We do not expect to pay dividends in the foreseeable future.

We have never declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. In addition, the terms of our credit facility restrict our ability to declare or pay dividends without the lender’s consent. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the marketing price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our restated certificate of incorporation and amended and restated bylaws, which will be in effect immediately prior to the completion of this offering:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•

establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors only be removed from office for cause and only upon a supermajority stockholder vote;

•	provide that vacancies on our board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

•	require supermajority stockholder voting to effect certain amendments to our restated certificate of incorporation and amended and restated bylaws; and

•	require advance notification of stockholder nominations and proposals.

For more information regarding these and other provisions, see “Description of Capital Stock — Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law.”

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that enhance our operating results or increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that enhance our operating results or increase the value of your investment. We intend to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire other complementary businesses, products or technologies or to repay our outstanding credit facility. You will not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “believe,” “can have,” “continue,” “could,” “enable,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “project,” “should,” “targets,” “will,” “would” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

These forward-looking statements are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider the information contained in this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. These factors include, but are not limited to the factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Because of these and other factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. Except as requested by law, we have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus.

Market and Industry Data

This prospectus also contains market data and estimates related to our business and industry, including data about the size of the Ethernet-based metro access and wireless backhaul equipment markets. These estimates and data have been derived from our management’s knowledge and experience, as well as from industry and general publications and research, surveys and reports by third parties. Publications, research, surveys and reports generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these sources is reliable, we have not independently verified the data and estimates from third-party sources. In addition, market data and estimates are based on a number of assumptions. If these assumptions turn out to be incorrect, our actual results may differ from the projections based on these assumptions.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $            million, assuming an initial public offering price of $            per share (the midpoint of the price range set forth on the cover of this prospectus), and after deducting underwriting discounts and commissions and other estimated offering expenses of $            million payable by us. If the underwriters’ option to purchase additional shares in this offering is exercised in full we estimate that our net proceeds will be approximately $            million.

We intend to use the net proceeds from this offering for working capital and other general corporate purposes to finance our growth, develop new products and fund capital expenditures. In addition, we may use a portion of the net proceeds to acquire complementary businesses, products or technologies or to repay our outstanding credit facility. We may also use a portion of the net proceeds to repay all or a portion of the principal and interest on our outstanding credit facility, which was approximately $3.8 million as of September 30, 2007. The revolving portion of the credit facility bears an interest rate of prime plus 1.0% per annum and the term portion of the credit facility bears an interest rate of prime plus 1.5% per annum. The revolving portion of the credit facility matures on January 3, 2008 and the term portion of the credit facility matures on July 19, 2008. However, we do not have any agreements or commitments for any specific acquisitions at this time.

The amount and timing of our actual expenditures will depend on numerous factors, including the cash used or generated in our operations, the status of our development efforts, the level of our sales and marketing activities, technological advances and competitive pressures. Therefore, we cannot estimate the amount of the net proceeds from this offering that will be used for any of the purposes described above. Pending such uses, we intend to invest the net proceeds in a variety of capital preservation investments, generally government securities and cash.

Assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering, a $1.00 increase (decrease) in the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) our expected net proceeds by approximately $            million.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and to fund future growth and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with certain covenants under our credit facility, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth the following information as of September 30, 2007:

•	our actual cash and cash equivalents and capitalization;

•

our pro forma cash and cash equivalents and capitalization after giving effect to the automatic conversion of all outstanding shares of our Series 1 preferred stock into common stock on a one share of common stock for one share of Series 1 preferred stock basis upon the completion of the offering; and

•

our pro forma as adjusted cash and cash equivalents and capitalization after giving effect to (i) the automatic conversion of all outstanding shares of our Series 1 preferred stock into common stock on a one share of common stock for one share of Series 1 preferred stock basis upon the completion of the offering and (ii) the receipt of the estimated net proceeds from the sale of            shares of common stock offered hereby at an assumed initial public offering price of $            (the midpoint of the price range set forth on the cover of this prospectus) and (iii) the filing of a restated certificate of incorporation immediately prior to the completion of this offering.

You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	As of September 30, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Cash and cash equivalents	$9,118	$9,118	$

Current debt	3,764	3,764
Series 1 redeemable convertible preferred stock, $0.0001 par value: 8,750,000 shares authorized, 5,943,346 issued and outstanding actual; 8,750,000 shares authorized, no shares issued or outstanding pro forma; 20,000,000 shares authorized, no shares issued or outstanding pro forma as adjusted	8,726	—		—
Common Stock, $0.0001 par value: 35,000,000 shares authorized, 20,078,534 shares issued and outstanding actual; 35,000,000 shares authorized, 26,021,880 shares issued and outstanding pro forma; 250,000,000 shares authorized, shares issued and outstanding pro forma as adjusted	2	3
Additional paid-in capital	180,486	189,211
Accumulated deficit	(177,081)	(177,081)

Total stockholders’ equity(1)	$3,407	$12,133	$

Total Capitalization(1)	$15,897	$15,897	$

(1)	Assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) total stockholders’ equity by $ million and total debt and stockholders equity by $ million.

If the underwriters’ over-allotment option were exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and shares issued and outstanding as of September 30, 2007 would be $            , $            , $             and             , respectively.

This table excludes the following shares:

•

5,228,297 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2007 at a weighted average exercise price of $0.96 per share, and 1,478,950 shares of common stock issuable upon exercise of options granted after September 30, 2007 at an exercise price of $2.83 per share;

•	57,374 shares of common stock issuable upon exercise of an outstanding warrant outstanding as of September 30, 2007 at an exercise price of $1.74 per share;

•

156,698 shares of common stock reserved as of September 30, 2007 for future issuance under our 1998 Stock Plan, and an additional 1,184,000 shares of common stock reserved for issuance after September 30, 2007, of which 124,998 remain available for grant after taking into account options granted after September 30, 2007;

•

287,661 shares of common stock reserved as of September 30, 2007 for future issuance under our 2001 International Stock Plan, of which 24,411 remain available for grant after taking into account options granted after September 30, 2007; and

•	an additional shares of common stock reserved for issuance under our 2007 Equity Incentive Plan, effective on the effective date of the registration statement of which this prospectus is a part.

See “Executive Compensation — Equity Benefit Plans” for a description of our equity plans.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public price per share and the pro forma net tangible book value per share of common stock upon the completion of this offering.

Dilution results from the fact that the per share offering price of our common stock is substantially in excess of the book value per share attributable to existing stockholders for our presently outstanding stock. Our net tangible book value represents our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding of 20,078,534 shares. The calculation does not include redeemable convertible preferred stock. As of September 30, 2007, our net tangible book value was approximately $10.8 million, or $0.54 per share.

Our pro forma net tangible book value as of September 30, 2007 was $10.8 million, or approximately $0.42 per share. Pro forma net tangible book value per share represents our total tangible assets less total liabilities, divided by 26,021,880 shares of common stock outstanding after giving effect to the automatic conversion of all outstanding shares of our Series 1 preferred stock into shares of common stock on a one share of common stock for one share of Series 1 preferred stock basis upon the completion of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of             shares of common stock in this offering at an assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of September 30, 2007 would have been $            million, or $            per share.

This represents an immediate increase in pro forma net tangible book value of $            per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $             per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share			$
Pro forma net tangible book value per share as of September 30, 2007		$0.42
Increase in pro forma net tangible book value per share attributable to new investors	$

Pro forma net tangible book value per share after this offering			$

Dilution pro forma net tangible book values per share to new investors			$

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma net tangible book value per share after the offering would be $            per share, the increase in pro forma net tangible book value per share to existing stockholders would be $            per share and the dilution to new investors purchasing shares in this offering would be $            per share.

The following table presents on a pro forma basis as of September 30, 2007, after giving effect to the automatic conversion of all outstanding shares of Series 1 preferred stock into common stock on a one share of common stock for one share of Series 1 preferred stock basis upon completion of this offering, the differences between the existing stockholders and the purchasers of shares in the offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New stockholders

Total		100.0%			100.0%

As of September 30, 2007, there were options outstanding to purchase a total of 5,228,297 shares of common stock at a weighted average exercise price of $0.96 per share. In addition, as of September 30, 2007, there was a warrant outstanding to purchase 57,374 shares of Series 1 preferred stock at an exercise price of $1.74 per share, which is convertible into 57,374 shares of common stock. To the extent outstanding options or warrant are exercised, there will be further dilution to new investors. For a description of our equity plans, please see “Executive Compensation — Equity Benefit Plans.”

Assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover of this prospectus) would:

•

increase (decrease) our pro forma net tangible book value per share attributable to new investors purchasing shares in this offering by $            , our pro forma net tangible book value per share after this offering by $             and dilution in pro forma net tangible book value per share to new investors by $            ; and

•	increase (decrease) the total consideration paid by new investors by $ million and the total consideration paid by all stockholders by $ million.

In addition, we may choose to raise additional capital in the future due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated historical financial data below in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes thereto and other financial information included in this prospectus. The selected financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes thereto included in this prospectus.

We derived the selected consolidated financial data for the years ended December 31, 2004, 2005 and 2006 and as of December 31, 2005 and 2006 from our audited consolidated financial statements and related notes thereto, which are included elsewhere in this prospectus. We derived the selected consolidated financial data for the years ended December 31, 2002 and 2003, and as of December 31, 2002, 2003 and 2004, from our audited consolidated financial statements and related notes thereto which are not included in this prospectus. We derived the consolidated statements of operations data from the nine months ended September 30, 2006 and 2007, and the consolidated balance sheet data as of September 30, 2007, from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, only of normal recurring adjustments that management considers necessary for a fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of future results. In addition, the results for any interim period are not necessarily indicative of the results that may be expected for a full year.

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands, except share and per share data)
						(unaudited)
Consolidated Statements of Operations Data:
Revenue:
Product	$1,411	$1,554	$6,619	$16,206	$8,372	$6,220	$18,344
Service	—	—	392	956	1,011	716	1,025

Total revenue	1,411	1,554	7,011	17,162	9,383	6,936	19,369

Cost of revenue:
Product(1)	2,251	1,347	4,342	7,303	4,650	3,354	8,666
Service(1)			105	250	329	231	335

Total cost of revenue	2,251	1,347	4,447	7,553	4,979	3,585	9,001

Gross profit:
Product	(840)	207	2,277	8,903	3,722	2,866	9,678
Service	—	—	287	706	682	485	690

Total gross profit	(840)	207	2,564	9,609	4,404	3,351	10,368

Operating expenses:
Research and development(1)	9,905	4,686	3,243	2,713	3,482	1,955	3,673
Sales and marketing(1)	2,949	1,185	1,475	2,069	2,765	2,029	3,345
General and administrative(1)	3,263	1,890	1,452	1,932	3,156	2,177	4,066

Total operating expenses	16,117	7,761	6,170	6,714	9,403	6,161	11,084

Income (loss) from operations	(16,957)	(7,554)	(3,606)	2,895	(4,999)	(2,810)	(716)
Interest income	382	145	78	123	309	210	226
Interest expense	(48)	(50)	(69)	(190)	(173)	(136)	(153)
Other income	23	(548)	12	1	(9)	(7)	(11)

Income (loss) before income tax provision	(16,600)	(8,007)	(3,585)	2,829	(4,872)	(2,743)	(654)
Income tax provision	—	—	—	(100)	(47)	(26)	(46)

Net income (loss)	(16,600)	(8,007)	(3,585)	2,729	(4,919)	(2,769)	(700)

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands, except share and per share data)
						(unaudited)
Accretion of redeemable convertible preferred stock	(14,929)	(12,834)	(14,118)	(15,530)	(7,764)	(7,314)	(1,473)

Deemed dividend upon issuance of Series 1 redeemable convertible preferred stock and issuance of common stock	—	—	—	—	(892)	(892)	—

Net loss allocable to common stockholders	$(31,529)	$(20,841)	$(17,703)	$(12,801)	$(13,575)	$(10,975)	$(2,173)

Basic and diluted net loss per share allocable to common stockholders	$(83.32)	$(55.07)	$(46.78)	$(33.50)	$(1.10)	$(1.12)	$(0.11)

Weighted average shares used to compute basic and diluted net loss per share allocable to common stockholders	378,400	378,435	378,470	382,142	12,364,391	9,764,753	20,078,534

Pro forma basic and diluted net loss per share (unaudited)(2)					$(0.31)		$(0.03)

Weighted average shares used to compute pro forma basic and diluted net loss per share (unaudited)(2)					15,848,983		26,021,880

	As of December 31,					As of September 30,
	2002	2003	2004	2005	2006	2007
	(in thousands)
						(unaudited)
Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	$13,500	$7,700	$6,296	$6,858	$11,269	$9,118
Total assets	17,417	9,634	8,572	11,354	16,417	20,189
Working capital	11,760	5,947	4,320	8,005	12,395	10,086
Current and long-term debt	116	—	2,188	2,312	1,389	3,764
Total liabilities	2,054	2,053	4,475	4,525	4,236	8,056
Redeemable convertible preferred stock	128,344	137,678	151,796	167,326	7,253	8,726
Total stockholders’ equity (deficit)	(112,981)	(130,097)	(147,699)	(160,497)	4,928	3,407

(1)	Stock-based compensation consists of the following, allocated to each of our functional areas based on headcount:

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands)
						(unaudited)
Cost of revenue	$7	$2	$—	$—	$12	$—	$19
Research and development	207	58	5	—	97	—	86
Sales and marketing	443	124	9	—	8	—	30
General and administrative	167	46	3	—	155	—	517

Total	$824	$230	$17	$—	$272	$—	$652

For the fiscal year ended December 31, 2006 and the nine months ended September 30, 2007, we accounted for stock-based compensation under SFAS 123(R), while for the fiscal years ending December 31, 2005, December 31, 2004, December 31, 2003 and December 31, 2002, we accounted for stock-based compensation under APB No. 25. Under APB No. 25, we were generally required to record compensation expense only if there were positive differences between the market value of our common stock and the exercise price of the options granted to employees on the date of the grant. Under SFAS 123(R), however, we record compensation expense for all share-based payments made to employees based on the fair value at the date of the grant. The amounts are not comparable because they were recorded under different accounting standards.

(2)	Reflects the conversion of our Series 1 preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements. These forward-looking statements are based on current expectations and are subject to risk, uncertainties and changes in circumstances. Our actual results could differ materially from those expressed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in “Risk Factors” included elsewhere in this prospectus.

Overview

We are a leading provider of Carrier Ethernet-based products, which we call EtherTone platforms, for telecommunication carriers, or carriers, and other service providers. EtherTone platforms enable carriers to deliver bandwidth-intensive applications, such as VoIP, streaming audio and video, video conferencing and high-speed Internet access. These platforms also assist in providing value-added managed services, such as VPN, hosted VoIP, remote audio and video teleconferencing and performance monitoring, over metro access networks. We believe we are well positioned to support wireless backhaul to meet the growing demand for mobile broadband services. We are headquartered in Sunnyvale, California, with significant operations in Wuhan, China and Shenzhen, China.

We were founded in 1998 to develop and market network access platforms for carriers. We developed our original product platform, the Universal Access Platform, or UAP, as an access platform for the emerging Competitive Local Exchange Carrier, or CLEC, market. We began commercial deployment of UAP in 1999. However, in 2001, the telecommunications market went into a recession and the CLEC market collapsed. In response to this collapse we refocused our product strategy and business operations. During this time, we began development of a Carrier Ethernet-based access product to address the needs of MCI WorldCom Network Services, Inc., or MCI WorldCom, an early evaluator of Ethernet-based business broadband services. MCI WorldCom, our largest customer at the time, was subsequently acquired by Verizon. This access product evolved into our EtherTone platform. We also substantially reduced our expenses by shifting much of our engineering organization from the United States to China and reducing our headcount.

In order to accelerate our platform development cycles and improve our operating cost structure, we began operating our Silicon Valley/China hybrid business model in 2000. This model combines United States-based platform design, sales and management expertise with highly productive, low cost, China-based engineering and manufacturing support teams.

Our EtherTone platforms include EtherEdge, EtherReach and EtherSLAM, as well as an element management software application, EtherView. We began development of our EtherEdge platform in 2001. In 2003, in cooperation with MCI WorldCom, EtherEdge was subjected to trials and customer validation testing. Our initial commercial deployment of EtherEdge platforms in 2004 supported the first Carrier Ethernet-based business broadband service offering by a tier 1 carrier. To complement our EtherEdge platforms, we began development of our EtherReach platform in 2003, with commercial deployment in 2004, and developed our EtherSLAM platform in 2006, with commercial deployment in 2007. Throughout the development and deployment of these platforms we added feature enhancements based on demand from our customers. To manage our EtherTone platforms we developed EtherView in 2004. The list prices of our platforms range from less than $1,000 to as much as $32,000. We achieved significant sales of our EtherTone platforms in 2005, when carriers began widely adopting Ethernet technology for business broadband.

To support our global EtherTone platform deployments, we offer our customers the option to purchase a complementary offering called EtherCare, which provides global service and support. We provide a range of EtherCare plans, which offer training, on-site and telephonic diagnostics, network analysis and modeling support and repair and replacement services. We provide EtherCare service and support through our own personnel as well as through Alcatel-Lucent, our third-party installation and maintenance provider. We price our EtherCare services on a per platform rate that is based on the customer’s total number of platforms operating during the applicable service period.

We target global tier 1 carrier networks and substantially all of our carrier customers have made multiple purchases of our platforms. As of September 30, 2007, we have sold our EtherTone platforms and services to 21 carriers and other service providers such as Bell Canada, MTS Allstream, Level 3 Communications, Rogers Communications, Verizon and XO Communications. The carriers have deployed approximately 8,500 network platforms serving global enterprises in industry verticals such as communications, finance and insurance, Internet and media, travel and hospitality, electronics and energy. For the year ended December 31, 2006, Verizon, MTS Allstream, Level 3 Communications and XO Communications were our largest customers and accounted for approximately 41%, 16%, 10% and 10% of our revenues, respectively. For the nine months ended September 30, 2007, Verizon accounted for approximately 71% of our revenues.

Substantially all of our EtherTone sales have been through our direct sales force. We have recently established value-added partnerships, including a global original equipment manufacturer agreement with Ciena and a global reseller agreement with Nortel, and we expect sales through these indirect sales channels to increase in future periods. For sales completed through our value-added partners, we intend to maintain a high degree of involvement with the end customer to facilitate testing, acceptance and service and support as well as to generate follow-on sales.

The typical sales cycle for securing a new customer or new design win with an existing or new customer from initial contact to revenue recognition is long, and may, in some cases, take up to two years. However, the sales cycle for additional repeat platform deployments, from purchase order to revenue recognition, typically takes only two to three months. In the case of new customers, our customers typically deploy our platforms in a limited manner, with increases in deployments across the customer’s network as the value of our platforms is proven. We develop our various platforms with a high degree of interoperability and interdependence that often result in the purchase of more than one of our platforms by our customers to most efficiently meet their needs. Substantially all of our revenues during the nine months ending September 30, 2007 were repeat sales from existing customers.

We outsource manufacturing of all our platforms to third-party contract manufacturing facilities located in Shenzhen, China where we have a manufacturing oversight facility to reduce our costs and to maximize our operational efficiency and flexibility. We currently perform final assembly and testing in our Sunnyvale location. We are in the process of transitioning these final assembly and testing processes to our new facility in Hong Kong. Outsourcing to contract manufacturers in China enables us to reduce inventory levels, working capital requirements and fixed costs, while maintaining flexible and scalable production capacity. We are in the process of designating Sanmina-SCI as our primary contract manufacturer. In addition, we plan to continue to maintain two China-based secondary contract manufacturers. We provide forecasts to our contract manufacturers to allow them to source component parts in a timely and cost-efficient manner. In situations where our secondary contract manufacturers are unable to source the component parts, or where we receive unanticipated customer orders, we procure these components and incur inventory and market pricing risk for them.

Our platform revenue growth rate depends significantly on continued growth in the business broadband market, our ability to continue to attract new customers and the demand for additional platforms to existing customers. Our growth in service and support revenue will depend on increasing our installed base of platforms, maintaining our current rate of adoption by new customers and continuing renewals by existing customers. Our future profitability and rate of growth, if any, will be directly affected by the continued acceptance of our products in the marketplace, as well as the timing and size of orders, product and channel mix, average selling prices, costs of our products and general economic conditions. Personnel costs constitute the largest component of our operating expenses. These costs consist of salaries, benefits and incentive compensation for our employees, which includes commissions for sales personnel and stock-based compensation for all employees. Our ability to achieve profitability will also be affected to the extent to which we must incur additional expenses to expand our sales and marketing, research and development and general and administrative resources necessary to grow our business.

Key Financial Measures and Trends

Sources of Revenue

Revenue is comprised of sales of our EtherTone platforms, EtherCare service and support and UAP platforms. Prior to 2006, revenue from our UAP platform comprised a significant portion of our revenue, and has declined in 2006 and the first nine months of 2007. UAP is at the end of its product lifecycle, and we expect minimal revenue from these platforms in the future. We expect to derive substantially all of our future revenue from sales of our EtherTone platforms and EtherCare service and support. A sale of our EtherTone platform is typically comprised of hardware systems and professional services for installation and training. Our EtherCare service and support are governed by our service and support agreements with our customers.

EtherTone Platform Revenue.    EtherTone platform revenue primarily consists of hardware sales. We also derive a portion of our platform revenue from upgrades, which generally include feature enhancements and additional system components. For direct sales, we recognize revenue for our platforms and feature enhancements at the time of shipment. In sales to our value-added partners, we recognize revenue upon the earlier of acceptance of these platforms and feature enhancements by the end customer or at the end of a specified acceptance period.

Our platform revenue varies significantly on a quarterly basis due to customer concentration, the unpredictable purchase patterns of our customers and the ability of our contract manufacturers to deliver products to us, which is affected by their ability to source component parts, and the timing of such deliveries.

EtherCare Service and Support Revenue.    EtherCare service and support contracts typically have terms of one to three years. Our EtherCare offering includes a comprehensive set of plans offered worldwide that address a broad range of service and support requirements, including training, telephone support, on-site technical support and repair and replacement services. Our service and support revenue is made up of contract fees. We recognize revenue from service and support contracts ratably over the term of the agreement. We expect EtherCare revenue to increase as the number of EtherTone platforms deployed increases and more customers sign up for the service.

Cost of Revenue

Cost of revenue is comprised of cost of EtherTone platform revenue and cost of EtherCare service and support revenue. Cost of EtherTone platform revenue consists primarily of the cost of assembled platforms charged by our contract manufacturers, shipping and handling, consigned inventory, final assembly and testing, provisions for excess and obsolete inventory, variable and fixed overhead allocations, platform warranties and employee salaries, benefits and stock-based compensation expenses for employees that are directly attributable to product manufacturing and final assembly and testing. In some instances we procure component parts for, and/or re-sell component parts to, our contract manufacturers in the event they cannot source the component parts without our assistance. In these instances, the net effect of the procurement and re-sell transaction may increase our cost of revenue due to increased costs of purchasing raw materials in the spot market.

Cost of EtherCare service and support revenue consists of employee compensation expenses for our customer service and support team, service fees charged by Alcatel-Lucent, our third-party installation and maintenance provider, and overhead allocations. We expect the cost of service and support revenue to increase as we expand the size of our customer service and support team and incur increased third-party services fees associated with anticipated future platform deployments.

Gross Profit

Our EtherTone gross profit has been and will be affected by many factors, including the average selling prices of our platforms, the demand for our EtherTone platforms, the average platform order size, platform mix, sales channel mix, cost of component parts and competition. In some cases, due to the inability of our contract manufacturers to source the component parts, we may source these parts at the spot market and re-sell or consign these parts to our contract manufacturers in order to reduce our lead time. In these instances, the net effect of the procurement and re-sell transaction may reduce our gross profit. Our EtherCare gross profit has been and will be affected by the demand for our EtherCare service and support, the level of fixed costs of our customer service and personnel and the mix of service and support provided by us directly versus by Alcatel-Lucent.

Operating Expenses

Operating expenses consist of sales and marketing, research and development and general and administrative expenses. Personnel-related costs are typically the most significant component of each of these expense categories.

Sales and Marketing.    Sales and marketing expenses consist primarily of salaries and related personnel costs, commissions, travel expenses, marketing and advertising programs, cost of trial and evaluation platforms, stock-based compensation expenses, homologation and platform certification expenses and other related overhead. We expect sales and marketing expense to increase in absolute dollars and as a percentage of revenue in the foreseeable future as we hire additional sales professionals and increase our marketing activities.

Research and Development.    Research and development expenses consist primarily of prototype development costs, salaries and related personnel costs, depreciation expenses of testing equipment, stock-based compensation expenses and other related overhead. To date, we have expensed all of our research and development expenses as incurred. We expect research and development expenses to increase in absolute dollars in the foreseeable future as we enhance and expand our platform offerings and hire additional engineering personnel, but decrease as a percentage of revenue. Our research and development expenses are positively impacted by our Silicon Valley/China model. As an example, our research and development expenses were approximately 37% of our total operating expenses in 2006 while our research and development personnel represented approximately 52% of our total headcount for the year.

General and Administrative.    General and administrative expenses consist primarily of salaries and personnel costs related to our finance, operations, human resource, and information technology teams, and certain executive officers; accounting, tax, legal and other professional fees; stock-based compensation expenses; travel expenses; quality certifications; and other related overhead. We expect general and administrative expenses to continue to increase in absolute dollars and as a percentage of total revenue in the short term as we develop infrastructure necessary to operate as a public company, including increased audit, legal and other professional fees, costs of compliance with securities and other regulations, implementation costs for compliance with the provisions of Sarbanes-Oxley Act, information technology infrastructure, investor relations expense and insurance premiums. We also expect to incur increased stock-based compensation expenses in connection with this offering relating to options granted to our chief executive officer and chief financial officer that commence vesting on the completion of this offering.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest income earned on cash and cash equivalent balances less interest expense. We historically have invested our cash in money market accounts and commercial certificates of deposits. Our other income (expense), net includes gains or losses on conversion of non-United States dollar transactions into United States dollars.

Accretion of Redeemable Convertible Preferred Stock

Accretion of redeemable convertible preferred stock includes accrued dividends on each series of our preferred stock. For the year ended December 31, 2006 and prior periods, this included deemed dividends on our shares of Series A, Series B, Series C and Series D redeemable convertible preferred stock to accrete value to the redemption value, each share of which converted to ten shares of our common stock in May 2006. For the nine months ended September 30, 2007 and the last seven months of the year ended December 31, 2006, this included accrued dividends on our shares of Series 1 preferred stock issued in June 2006, which accretes to the redemption value.

Income Taxes

We have not recorded provisions for United States federal income taxes for the fiscal years 2004, 2005 and 2006 nor for the nine months ended September 30, 2006 and 2007, as the tax benefits of our net loss were offset by the recording of a valuation allowance. We do not expect to record a provision for United States federal income tax in the foreseeable future as we expect pre-tax income to be offset by our valuation allowance. In addition to the current foreign provisions for income tax which principally relates to our operations in China, we record current taxes related to state minimum income and franchise taxes. See “Risk Factors.”

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, the allowance for doubtful accounts, inventory valuation, platform warranties, stock-based compensation and income taxes. We base our estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that we believe to be reasonable. In many cases, we could reasonably have used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Management has discussed the development, selection and disclosure of these estimates with the audit committee of our board of directors. Our actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments used in the preparation of our consolidated financial statements. See the notes to our consolidated financial statements included in this prospectus for information about these critical accounting policies as well as a description of our other accounting policies.

Revenue Recognition

We recognize EtherTone platform and EtherCare service and support revenue when all of the following has occurred:

•	Persuasive Evidence of an Arrangement Exists. We determine that persuasive evidence of an arrangement exists when we receive a purchase order or obtain a signed contract.

•

Delivery has Occurred.    When we ship our platforms to customers or value-added partners, title and risk of loss is transferred at Freight on Board, or FOB, shipping point. In some cases we ship our platforms with acceptance criteria as a contractual element. In these cases, we do not recognize revenue until a customer has indicated that the acceptance criteria have been satisfied. For EtherCare service and support revenue, we deem delivery to have occurred ratably over the support period, generally one to three years.

•

The Fee is Fixed or Determinable.    We consider fees fixed and determinable upon establishment of an arrangement that contains the final terms of sale including description, quantity and price of each platform or service purchased and the payment term is less than twelve months.

•

Collectibility is Probable.    We assess probability of collection on a case-by-case basis. We review and evaluate our customers’ financial position and their ultimate ability to pay. If we are unable to determine from the outset of an arrangement that collectibility is probable based upon our review process, we recognize revenue upon cash receipt.

In certain cases, we enter into agreements with customers whereby we are obligated to deliver multiple products and/or multiple services (multiple deliverables) such as several types of products or a combination of products and services. In these transactions, we follow the provisions of Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. We allocate the total revenue to be earned under the arrangement among the various elements based on the fair value of the undelivered element under the residual method as determined when the undelivered element is sold separately. Revenue for these transactions is recognized on each element when the revenue recognition criteria have been met for that element. Revenue is recognized for delivered products and services only if: (i) the above product revenue or service revenue criteria are met; (ii) the delivered item has value to the customer on a standalone basis; (iii) payment for the delivered products or services is not contingent upon delivery of the remaining products or service; and (iv) the fair value for each of the undelivered elements is known.

Allowance for Doubtful Accounts

We perform ongoing evaluations of our customers and value-added partners and continuously monitor collections and payments. We record an allowance for doubtful accounts based on the aging of the underlying receivables, past experience and any specific collection issues we have identified. We monitor and analyze the accuracy of our allowance for doubtful accounts estimate by reviewing past collectibility and adjusting it for future expectations to determine the adequacy of our allowance. We have had minimal write-offs to date and, based on our historical collections, we have not established reserves for doubtful accounts in 2005 and 2006. As of September 30, 2007, we have established a reserve of $25,000. If the financial condition of our customers or value-added partners deteriorates, resulting in an impairment of their ability to make payments, we may establish a reserve for doubtful accounts.

Inventory Valuation

We record inventories at the lower of acquisition cost or market value, determined on the first-in, first-out, or FIFO, method. Inventory cost includes an allocation of certain estimated indirect costs. We regularly evaluate our inventories for obsolescence and excess quantities and record a provision, when appropriate. This evaluation includes analysis of current inventory levels, expected platform lives, historical usage trends and projections of future sales demand. If future demand or market conditions are less favorable than current estimates, additional inventory provisions would be required and would adversely affect income in the period the provision is made.

Platform Warranties

We provide hardware and software warranties with the sale of all our platforms which are typically for 12 months and 90 days, respectively, from the date of shipment. We record estimated cost of providing the platform warranty at the time we recognize revenue. We maintain platform quality programs and processes, including actively monitoring and evaluating the quality of our contract manufacturers and component suppliers. We quantify and record an estimate for warranty related costs based on our actual history, projected return and failure rates and current repair costs.

We base our warranty estimates on the actual number of platforms returned for repairs, an estimate of platforms that may be returned for warranty repair and estimated costs of repair depending on the type of service required. These estimates require us to examine past warranty issues and consider their continuing impact in the future. Our accrual is based on consideration of all these factors which are known as of the preparation of our consolidated financial statements. To the extent that actual warranty repairs are higher than our estimates, our costs will increase.

Prior to 2006, we offered five year warranties on our UAP products and we currently offer up to one year warranties on new UAP sales.

Stock-Based Compensation

Information regarding our stock option grants to our employees and non-employee members of our board of directors for the period of January 1, 2006 to September 30, 2007 is summarized as follows:

Grant Date	Number of Shares Subject to Options Granted	Exercise Price	Common Stock Fair Value
February 14, 2006	1,010	$17.60	$0.44
April 25, 2006	2,049	17.60	0.44
October 11, 2006	4,614,620	0.75	0.89
December 14, 2006	308,070	0.75	0.94
February 21, 2007	51,800	0.75	1.08
April 26, 2007	22,100	0.75	1.27
July 6, 2007	115,200	0.95	3.57

Prior to January 1, 2006, we accounted for employee stock options using the intrinsic-value method in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25, and related interpretations. Through December 31, 2005, we have elected to continue to follow the intrinsic-value method of accounting as prescribed by APB Opinion No. 25. Under APB Opinion No. 25 compensation expense for employee stock options is based on the excess, if any, on the date of grant, of the fair value of our common stock and the option exercise price.

Under the disclosure requirements of Statement of Financial Accounting Standards (“SFAS”) No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure, we calculated the value of each option grant on the date of grant using the Black-Scholes option pricing model and then calculated the effect on net loss if we had applied the fair value recognition provision of SFAS No. 123 for the year ended December 31, 2005 and 2004. During fiscal years 2005 and 2004, a total of 16,910 and 52,596 options were granted, respectively. The weighted average fair value of options granted in 2005 and 2004 was $0.30 and $0.30, respectively:

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment, using the modified-prospective transition method, by which we have recognized the cost of share-based payments based on their grant-date fair value from the beginning of the fiscal period in which the provisions of SFAS No. 123(R) are first adopted. Measuring and assigning of compensation cost for share-based grants made prior to, but not vested as of the date of adopting SFAS No. 123(R), have been based upon the same estimate of grant-date fair value previously disclosed under SFAS No. 123 in a pro forma manner. For option grants made during the years ended December 31, 2002 and 2003, we used the minimum value method for determining the grant date fair value pro forma disclosure under SFAS No. 123, and accordingly, have not included the expense associated with the vesting of these options under SFAS No. 123(R) for the year ended December 31, 2006 or the nine months ended September 30, 2007.

We recognize this expense on a straight-line basis over the optionees’ requisite service period. We estimate the grant date fair value of stock option awards under the provisions of SFAS No. 123(R) using the Black-Scholes Merton option valuation model. This model requires, among other inputs, the deemed fair value of our common stock on the date of grant, the expected volatility of the price of our common stock and the expected term of the options.

The estimated grant date fair values of the employee stock options were calculated using the Black-Scholes valuation model, based on the following assumptions:

Weighted Average Expected Term.    The expected term of options granted is based on the options vesting term, contractual terms and historical exercise and vesting information. We believe that with this information taken together we have been able to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Volatility.    We determined that it was not practicable to calculate the volatility of our share price because our securities are not publicly traded and therefore there is no readily determinable market value for our stock, we have limited information on our own past volatility, and we have a limited operating history. Therefore, we estimated our expected volatility based on reported market value data for a group of publicly traded companies, which we selected from market indices that we believed were relatively comparable after consideration of their size, maturity, profitability, growth, risk and return on investment. We used the average expected volatility rates reported by the comparable group for an expected term that approximated the expected term that we estimated.

Risk-Free Interest Rate.    The risk-free interest rate is based on United States Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Dividend Yield.    We have never declared or paid any cash dividends and do not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Forfeitures.    SFAS No. 123(R) also requires us to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data, to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. We believe we have been able to develop reasonable expectations about future forfeiture patterns. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

Given the absence of an active market for our common stock prior to this offering, our board of directors determined the fair value of our common stock in connection with our grant of stock options and stock awards. Our board of directors made such determinations based on valuation criteria and analyses, the business, financial and venture capital experience of the individual directors and input from management.

Our board of directors determined the fair value of our common stock at each meeting at which grants were approved based on several factors, including the price at which shares of our convertible preferred stock had been sold to investors at an arms length transaction, the liquidation preferences, dividend rights, voting control and other preferential rights attributable to our then outstanding convertible preferred stock and our limited operating history and uncertain prospects. Our board of directors also based its determinations on developments in our business, such as the hiring of key personnel, the status of our product development and sales efforts and revenue growth. In addition, our board of directors took into account the illiquid nature of our common stock and the likelihood of achieving a liquidity event, such as an initial public offering or sale of the company.

In connection with the preparation of our consolidated financial statements in anticipation of a potential initial public offering, or IPO, we engaged an independent unaffiliated third party valuation appraiser, or appraiser, to assist management in reassessing management’s estimate of the fair value of our common stock for financial reporting purposes, that retrospectively valued our common stock at two different dates during the year ended December 31, 2006 and at three different dates during the nine months ended September 30, 2007. In addition, the independent unaffiliated third party valuation appraiser provided our management and board of directors with a contemporaneous valuation of our common stock as of July 6, 2007. The independent unaffiliated third party valuation appraiser used a weighted combination of market-comparable approaches and one income approach to estimate the aggregate enterprise value of our company at each valuation date. The market-comparable approaches estimate the fair value of a company by applying to that company multiples derived from prices paid by investors and acquirers of interests of comparable companies engaged in similar lines of business in the public and private markets. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenue and costs. The projections used in connection with these valuations were based on our expected operating performance over the forecast period. There is inherent uncertainty in these forecasts and projections. If different estimates or other assumptions had been used, the valuations would have been different.

The valuation reports prepared by the independent third party valuation appraiser retrospectively values our common stock at prices of $0.89 per share and $0.94 per share at the two different valuation dates in 2006 and at prices ranging from $1.08 per share to $3.57 per share across the three different valuation dates in the nine months ended September 30, 2007. The dates for the retrospective valuations performed by the independent third party valuation appraiser correspond to the dates on which we granted the majority of our options. The difference between the exercise price of the options and our estimate of the reassessed fair value has been factored into the SFAS No. 123(R) compensation expense. In reassessing the estimated fair value of our common stock options granted during 2006 and the nine months ended September 30, 2007 for purposes of computing the stock-based compensation expense, we reassessed the estimated fair value of the common stock at previous points in time taking into account a variety of factors including, whether we achieved company milestones, secured new customers, met forecasted sales orders and hired key personnel and the valuations of comparable publicly traded companies, the state of the public offering market for early-stage companies and our preparations for a potential IPO or a sale of our company. Our estimates of the reassessed fair value used to compute the stock-based compensation expense for financial reporting purposes may not be reflective of the fair market value that would result from the application of other valuation methods, including accepted valuation methods for tax purposes.

The independent third party valuation appraiser applied a 50% weighting to the market-comparable approaches and a 50% weighting to the income approach in its retrospective valuations for the two valuation dates in 2006 and a 40% weighting to the market-comparable approaches and a 60% weighting to the income approach in its retrospective valuations for the three valuation dates in the nine months ended September 30, 2007. The independent third party valuation appraiser allocated the aggregate implied enterprise value that it estimated to the shares of preferred and common stock using the option-pricing method at each valuation date. The option-pricing method involves making assumptions regarding the anticipated timing of a potential liquidity event, such as an IPO, and estimates of the volatility of our equity securities. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. The independent third party valuation appraiser estimated the volatility of our stock based on available information on the volatility of stocks of comparable publicly traded companies. Had different estimates of volatility and anticipated timing of a potential liquidity event been used, the allocations between the shares of preferred and common stock would have been different and would have resulted in a different value being determined for our common stock as of each valuation date.

The increase in our estimate of the reassessed fair value of our common stock from January 2006 to December 2006 was primarily the result of the execution of reseller agreements with a large equipment supplier which provided potential future revenue growth opportunities. The increase in our estimate of the reassessed fair value of our common stock from December 2006 to July 2007 was primarily the result of exceeding our revenue targets, our consideration of a reduction in the non-marketability discount used in the retrospective valuation of our common stock by the independent third party valuation appraiser from a discount of 31.85% in December 2006 to 12.43% in July 2007 as a result of our preparations for a potential IPO, changes in valuations of comparable publicly traded companies and other factors.

If we had made different assumptions and estimates than those described above, the amount of our recognized and to be recognized stock-based compensation expense, net loss and net loss per share amounts could have been materially different. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, in reassessing and determining the fair value of our common stock for financial reporting purposes.

We recorded stock-based compensation expense of $272,000 and $652,000 during the years ended December 31, 2006 and the nine months ended September 30, 2007, respectively. In future periods, stock-based compensation expense may increase as we issue additional equity-based awards to continue to attract and retain employees and non-employee directors. Additionally, SFAS No. 123(R) requires that we recognize compensation expense only for the portion of stock options that are expected to vest. Our estimated forfeiture rate for the year ended December 31, 2006 and for the nine months ended September 30, 2007 was 2.96%. If the actual rate of forfeitures differs from that estimated by management, we may be required to record adjustments to stock-based compensation expense in future periods.

During the year ended December 31, 2006 and the nine months ended September 30, 2007, we granted a total of 4.9 million and 189,100 options, respectively. The weighted average grant date fair value of options granted during the year ended December 31, 2006 and for the nine months ended September 30, 2007 was $0.63 and $2.04, respectively. At December 31, 2006 and September 30, 2007, the total compensation expense related to stock-based awards granted but not yet recognized was approximately $2.8 million and $2.5 million, respectively, net of estimated forfeitures of $112,000 and $132,000, respectively. This expense will be amortized on a straight-line basis over a weighted average period of approximately 3.3 and 2.8 years, respectively.

We have also granted a total of 308,000 options to our chief executive officer and 93,600 options to our chief financial officer that will begin to vest beginning on the completion of our initial public offering which had grant date fair market values of $207,000 and $267,000, respectively. Following completion of our initial public offering, we will recognize stock compensation expense over the remaining vesting period.

On December 11, 2007, we granted options to purchase an additional 1,478,950 shares of our common stock under our 1998 Stock Option Plan at an exercise price of $2.83 per share. As a result of these option grants, we will incur additional stock-based compensation expense of approximately $2.4 million, net of estimated forfeitures of $137,000. The expense will be amortized on a straight-line basis over a weighted average period of approximately 4 years.

Taxes

We are subject to income taxes in the United States and China. In determining our United States tax, we use estimates in determining our provision for income taxes. We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, or SFAS No. 109, which is the asset and liability method for accounting and reporting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized based on permanent and temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. In preparation of our consolidated financial statements, we are required to determine our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax expense together with assessing permanent and temporary differences resulting from recognition of items for income tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated financial statements. We then assess the likelihood whether we can recover our deferred tax assets from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance. Our deferred tax assets are comprised primarily of net operating loss, or NOL, and research and development tax credit carryforwards. As of December 31, 2006, we had United States federal and state NOL carryforwards of approximately $91.5 million and $54.9 million, respectively, which we may use to offset future taxable income. The NOL carryforwards expire at various times through 2019 for federal and 2008 for state tax purposes, respectively and are subject to review and possible adjustment by the United States Internal Revenue Service and state authorities. As of December 31, 2006, we had United States federal and state research and development tax credit carryforwards of approximately $1.6 million and $2.7 million, respectively, which may be used to offset future income taxes. The federal tax credit may be carried forward for a period of 20 years; the California tax credit may be carried forward indefinitely. Our federal tax credits will begin expiring in 2019. The research and development tax credit carryforwards are subject to review and possible adjustment by the United States Internal Revenue Service and state authorities. Under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended, a cumulative ownership change of more than 50%, as defined, over a three-year period, including due to this offering, may limit the amount of these tax attributes that can be utilized annually in the future to offset taxes. If a change in our ownership is deemed to have occurred or occurs in the future, our ability to use our tax attributes in any fiscal year may be limited. While we have not yet performed an in-depth study of available tax attributes, we believe a significant amount of the tax attributes may have limited use.

In determining our China tax for our Wuhan operations, we pay a current effective tax of 3.54% of our actual costs of our Wuhan operation, which include personnel costs, rent, utilities, maintenance and travel and entertainment expenses, as well as other business operation related expenses.

Results of Operations

The following table sets forth our consolidated statements of operations for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(in thousands, except share and per share data)
				(unaudited)
Revenue:
Product	$6,619	$16,206	$8,372	$6,220	$18,344
Service	392	956	1,011	716	1,025

Total revenue	7,011	17,162	9,383	6,936	19,369

Cost of revenue:
Product	4,342	7,303	4,650	3,354	8,666
Service	105	250	329	231	335

Total cost of revenue	4,447	7,553	4,979	3,585	9,001

Gross profit:
Product	2,277	8,903	3,722	2,866	9,678
Service	287	706	682	485	690

Total gross profit	2,564	9,609	4,404	3,351	10,368

Operating expenses:
Research and development	3,243	2,713	3,482	1,955	3,673
Sales and marketing	1,475	2,069	2,765	2,029	3,345
General and administrative	1,452	1,932	3,156	2,177	4,066

Total operating expenses	6,170	6,714	9,403	6,161	11,084

Income (loss) from operations	(3,606)	2,895	(4,999)	(2,810)	(716)
Interest income	78	123	309	210	226
Interest expense	(69)	(190)	(173)	(136)	(153)
Other income (expense)	12	1	(9)	(7)	(11)

Income (loss) before income tax provision	(3,585)	2,829	(4,872)	(2,743)	(654)
Income tax provision	—	(100)	(47)	(26)	(46)

Net income (loss)	(3,585)	2,729	(4,919)	(2,769)	(700)
Accretion of redeemable convertible preferred stock	(14,118)	(15,530)	(7,764)	(7,314)	(1,473)
Deemed dividend upon issuance of Series 1 redeemable convertible preferred stock and issuance of common stock	—	—	(892)	(892)	—

Net loss allocable to common stockholders	$(17,703)	$(12,801)	$(13,575)	$(10,975)	$(2,173)

The following table sets forth consolidated statements of operations data as a percentage of revenue for each of the periods indicated:

	Year Ended December 31,						Nine Months Ended September 30,
	2004		2005		2006		2006		2007
							(unaudited)
Revenue:
Product	94%		94%		89%		90%		95%
Service	6		6		11		10		5

Total revenues	100%		100%		100%		100%		100%

Cost of revenue:
Product	62%		43%		49%		48%		45%
Service	1		1		4		3		2

Total cost of revenues	63%		44%		53%		51%		47%

Gross margin:
Product	32%		51%		40%		42%		50%
Service	5		5		7		7		3

Total gross margin	37%		56%		47%		49%		53%

Operating expenses:
Research and development	46%		16%		37%		28%		19%
Sales and marketing	21		12		29		29		17
General and administrative	21		11		34		31		21

Total operating expenses	88%		39%		100%		88%		57%

Income (loss) from operations	(51)%		17%		(53)%		(39)%		(4)%

Interest income	1		1		3		3		1
Interest expense	(1)		(1)		(2)		(2)		(1)
Other income (expense)	(0	)(1)	(0	)(1)	(0	)(1)	(0	)(1)	(0	)(1)

Income (loss) before income tax provision	(51)%		17%		(52)%		(38)%		(4)%
Income tax provision	0		(1)		(1)		(0	)(1)	(0	)(1)

Net income (loss)	(51)%		16%		(53)%		(38)%		(4)%
Accretion of redeemable convertible preferred stock	(201)		(90)		(83)		(105)		(8)
Deemed dividend upon issuance of Series 1 redeemable convertible preferred stock and issuance of common stock	0		0		(10)		(13)		0

Net loss allocable to common stockholders	(252)%		(74)%		(146)%		(156)%		(12)%

(1)	Less than one percent.

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Revenue.    Revenue for the nine months ended September 30, 2007 was $19.4 million, an increase of $12.4 million, or 179%, over the same period in fiscal year 2006. A majority of the increase was attributable to higher platform sales to our largest customer, Verizon. For the nine months ended September 30, 2007, sales to Verizon were $13.8 million, or 71%, of total revenue as compared to $2.7 million, or 38%, of the total revenue for the same period in fiscal year 2006, an increase of $11.1 million, or 411%. Sales to Verizon increased due to greater platform unit shipments, an increase in the average selling price of these platforms due to feature enhancements and deployment of upgrades for this customer’s significant installed base of our platforms. The remaining portion of this increase was due primarily to increased shipments to other existing customers.

Cost of Revenue and Gross Profit.    Gross profit for the nine months ended September 30, 2007 was $10.4 million, an increase of $7.0 million, or 209%, over the same period in fiscal year 2006. The primary increase in gross profit, $6.6 million, was attributable to an increase in revenue of $12.4 million. The additional increase in gross profit of $0.4 million was attributable to an improvement of gross profit percentage to 54% for the first nine months of fiscal year 2007 as compared to 48% for the same period in fiscal year 2006. The improvement in gross profit percentage for the nine months ended September 30, 2007 compared to the same period in fiscal year 2006 was primarily related to the improved absorption of related fixed costs in 2007 on higher revenues for the nine months ended September 30, 2007 compared to the same period in the previous year.

Research and Development.    Research and development expenses for the nine months ended September 30, 2007 were $3.7 million, an increase of $1.7 million, or 88%, compared to the same period in fiscal 2006. The increase was primarily due to an increase in prototype expenses related to feature enhancements in our existing platforms and new platform development.

Sales and Marketing.    Sales and marketing expenses for the nine months ended September 30, 2007 were $3.3 million, an increase of $1.3 million, or 65%, compared to the same period of the year ended December 31, 2006. The increase was primarily attributable to higher sales commission of $0.2 million related to increased revenue, increased salaries and benefits of $0.4 million due to an increase in headcount of nine employees, and increased marketing expenses related to tradeshows.

General and Administrative.    General and administrative expenses for the nine months ended September 30, 2007 were $4.1 million, an increase of $1.9 million, or 87%, compared to the same period in fiscal year 2006. The increase was primarily attributable to an increased general and administrative headcount of five employees to support revenue growth, which resulted in increased salary expense of $0.6 million, the building of infrastructure to operate as a public company following this offering and an increase in professional and consulting fees of $0.8 million.

Other Income (Expense), Net.    Other income (expense), net, including interest income and interest expense, for the nine months ended September 30, 2007 was $62,000, a decrease of $5,000, or 7%, compared to the same period of the year ended December 31, 2006, primarily related to an increase in interest expense due to increased borrowings, which is offset by an increase in interest income.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Revenue.    Revenue for the year ended December 31, 2006 was $9.4 million, a decrease of $7.8 million, or 45%, from the year ended December 31, 2005. The decrease was primarily due to an unexpected acceleration in our largest customer’s delivery requirements, which resulted in approximately $3.3 million of shipments originally budgeted for the first quarter of 2006 being shipped in the fourth quarter of 2005. There was also a decrease in shipments of UAP products as the product line began to reach the end of its product life and we increased our emphasis on selling our EtherTone platforms. For the year ended December 31, 2006, total UAP related revenue was $0.6 million, or approximately 6% of the total fiscal year 2006 revenue, as compared to $1.7 million for the year ended December 31, 2005, or 10% of total fiscal year 2005 revenue. In addition, we did not experience the anticipated growth in revenue from MCI WorldCom, our largest customer at that time, as it was acquired by Verizon and underwent a period of decreased purchases in 2006 during its integration process.

Cost of Revenue and Gross Profit.    Gross profit for the year ended December 31, 2006 was $4.4 million, a decrease of $5.2 million, or 54%, from the year ended December 31, 2005. Gross profit as a percent of total revenue for the year ended December 31, 2006 was 47% as compared to 56% for the year ended December 31, 2005. The decrease in gross profit percentage from the year ended

December 31, 2005 was primarily due to an increase in direct related operations costs as we ramped up our operations and the introduction of new models of our EtherTone products which initially had low volumes and corresponding lower margins. In addition, there was lower revenue associated with the UAP product line in fiscal year 2006 which carried a higher gross profit than our EtherTone platforms.

Research and Development.    Research and development expenses for the year ended December 31, 2006 were $3.5 million, an increase of $0.8 million, or 28%, as compared to the year ended December 31, 2005. This increase was primarily due to an increase in prototype expenses of $1 million as we increased development of new EtherTone platforms and continued feature and functionality enhancements in our existing platforms. This increase was partially offset by a decrease in depreciation expense of $0.3 million in test equipment as more equipment became fully depreciated.

Sales and Marketing.    Sales and marketing expenses for the year ended December 31, 2006 were $2.8 million, an increase of $0.7 million, or 34%, as compared to the year ended December 31, 2005. This increase was primarily due to an increase in marketing expenses relating to trade show participation of $0.2 million and the effect of a full year of travel expenses for the sales and marketing employees hired in 2005. In addition, there was an increase in 2006 in certification expenses of $0.2 million in preparation of our EtherTone products entering international markets.

General and Administrative.    General and administrative expenses for the year ended December 31, 2006 were $3.2 million, an increase of $1.2 million, or 63%, as compared to the year ended December 31, 2005. This increase was attributable to increases in headcount of six employees and facilities related expenses of $0.2 million in fiscal year 2006.

Other Income (Expense), Net.    Other income (expense), net, including interest income and expense, for the year ended December 31, 2006 was $127,000, an increase of $193,000 compared to the year ended December 31, 2005, or 292%. The increase in net other income (expense) was primarily due to an increase of $186,000 in interest income due to higher invested cash balances from the Series 1 financing in June 2006. Interest expense decreased in the year ended December 31, 2006 by $17,000 as compared to the year ended December 31, 2005 due to a decrease in the average level of debt outstanding on our term loan.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Revenue.    Revenue for the year ended December 31, 2005 was $17.2 million, an increase of $10.2 million, or 145%, from the year ended December 31, 2004. The increase was primarily due to increased shipments of our EtherTone platforms to MCI WorldCom (now Verizon) of $12.4 million as compared to the year ended December 31, 2004 of $1.6 million. Due to the full fiscal year 2005 availability of our EtherTone platform, which was introduced in fiscal year 2004, the revenue increase mainly consists of $12.2 million for the EtherTone platform, offset by a decrease of $2.6 million for UAP.

Cost of Revenue and Gross Profit.    Gross profit for the year ended December 31, 2005 was $9.6 million, an increase of $7.0 million, or 275%, from the year ended December 31, 2004. Gross profit as a percentage of revenue in 2005 was 56% as compared to 37% in 2004. This increase in gross profit as a percent of revenues in fiscal year 2005 was primarily due to an increase in economies of scale in production due to higher volume of sales and increased volume discounts and other material price reductions resulting from increased shipments of the EtherTone platform.

Research and Development.    Research and development expenses for the year ended December 31, 2005 were $2.7 million, a decrease of $0.5 million, or 16%, as compared with the year ended December 31, 2004. The decrease was primarily due to a decrease in depreciation expense related to test equipment.

Sales and Marketing.    Sales and marketing expenses for the year ended December 31, 2005 were $2.1 million, an increase of $0.6 million, or 40%, as compared to the year ended December 31, 2004. The increase was primarily due to higher sales commission related to increased revenue and increased salaries and related costs due to increase in personnel of four employees.

General and Administrative.    General and administrative expenses for the year ended December 31, 2005 were $1.9 million, an increase of $0.5 million, or 33%, as compared to the year ended December 31, 2004. The increase was primarily due to distribution of bonuses earned of $0.1 million as a result of achieving certain corporate objectives and an increase in contractor expenses and professional fees of $0.4 million.

Other Income (Expense), Net.    Other income (expense), net, including interest income and expense, for the year ended December 31, 2005 was ($66,000), a decrease of $87,000, or 414%, compared to the year ended December 31, 2004. The net decrease was primarily due to interest expense for the year ended December 31, 2005 increasing by $121,000 compared to the year ended December 31, 2004 due to us entering into a revolving credit and term loan agreement in September 2004 and coupled with borrowings on the term loan portion of the credit facility outstanding for all of fiscal year 2005. This decrease was partially offset by an increase in interest income in 2005 of $45,000 as compared to 2004 due to higher invested cash balances that resulted from higher average operating cash balances.

Selected Quarterly Consolidated Financial Information

The following table sets forth our unaudited quarterly consolidated statements of operations for each of the seven quarters ended September 30, 2007. You should read these tables in conjunction with our consolidated financial statements and accompanying notes included in this prospectus. We have prepared this unaudited information on the same basis as our audited consolidated financial statements. These tables include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our operating results for the quarters presented.

	For The Three Months Ended
	March 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	March 31, 2007	June 30, 2007	Sept. 30, 2007
				(unaudited)
	(in thousands, except share and per share data)
Revenue:
Product	$1,933	$1,423	$2,864	$2,152	$5,343	$6,113	$6,888
Service	248	205	262	296	252	410	363

Total revenue	2,181	1,628	3,126	2,448	5,595	6,523	7,251

Cost of revenue:
Product	945	692	1,717	1,296	2,886	2,763	3,017
Service	67	90	73	99	91	96	148

Total cost of revenue	1,012	782	1,790	1,395	2,977	2,859	3,165

Gross profit:
Product	988	731	1,147	856	2,457	3,350	3,871
Service	181	115	189	197	161	314	215

Total gross profit	1,169	846	1,336	1,053	2,618	3,664	4,086

Operating expenses:
Research and development	744	595	616	1,527	1,499	1,268	906
Sales and marketing	545	838	646	736	859	1,228	1,258
General and administrative	672	651	854	979	1,079	1,294	1,693

Total operating expenses	1,961	2,084	2,116	3,242	3,437	3,790	3,857

Income (Loss) from operations	(792)	(1,238)	(780)	(2,189)	(819)	(126)	229
Interest income	38	60	113	98	79	66	81
Interest expense	(44)	(46)	(46)	(37)	(32)	(29)	(92)
Other income (expense)	(1)	(3)	(4)	(1)	25	(11)	(25)

Income (Loss) before income tax provision	(799)	(1,227)	(717)	(2,129)	(747)	(100)	193
Income tax provision	(9)	(8)	(8)	(22)	(14)	(16)	(16)

Net income (loss)	$(808)	$(1,235)	$(725)	$(2,151)	$(761)	$(116)	$177

Accretion of redeemable convertible preferred stock	(4,046)	(2,835)	(433)	(450)	(469)	(490)	(514)

Deemed dividend upon issuance of Series 1 redeemable convertible preferred stock and issuance of common stock	—	(892)	—	—	—	—	—

Net loss allocable to common stockholders	$(4,854)	$(4,962)	$(1,158)	$(2,601)	$(1,230)	$(606)	$(337)

Basic and diluted net loss per share allocable to common stockholders	$(12.57)	$(0.58)	$(0.06)	$(0.13)	$(0.06)	$(0.03)	$(0.02)

Weighted average shares used to compute basic and diluted net loss per share allocable to common stockholders	386,157	8,613,168	20,078,534	20,078,534	20,078,534	20,078,534	20,078,534

Historically, our quarterly revenue and operating results have fluctuated significantly. These fluctuations are primarily attributable to our dependence on our key customers such as Verizon, MTS Allstream, XO Communications, Rogers Communications and Bell Canada which account for a majority of our revenue. In particular, our platform revenue varies significantly on a quarterly basis due to the unpredictable purchase patterns of our customers, which are in turn driven by the ordering patterns of our customers’ customers. In addition, our quarterly revenue and operating results fluctuate due to the cyclical nature of the telecommunication industry in which we operate, including changes in revenue related to additions of new customers, the ramp up of new products that would increase our research and development expenditures, products reaching the end of their life cycles, customers’ technology transitions and other similar reasons which are outside of our control. Verizon accounted for roughly 75% of our total revenue in the first nine months of fiscal year 2007. The primary reason for the strong revenue growth when compared to the same period of fiscal year 2006 is greater platform unit shipments as well as an increase in the average selling price of these platforms due to feature and functionality enhancements and initial shipment of upgrades for this customer’s significant installed base of the platforms. As a result, we expect that our future quarterly operating results will fluctuate from quarter to quarter and year to year, which may make it difficult to predict our future performance and could cause our stock price to fluctuate and decline. Accordingly, we believe that the period to period comparison of our revenue and operating results are not necessarily meaningful measures of future operating performance. You should not rely on our past results as an indication of our future performance.

In June 2006, we recorded a deemed dividend of $892,000 related to the issuance of common stock along with the Series 1 redeemable convertible preferred stock from the first closing as a result of a beneficial conversion feature.

Liquidity and Capital Resources

	As of December 31,			As of September 30, 2007
	2004	2005	2006
	(in thousands)
				(unaudited)
Working capital	$4,320	$8,005	$12,395	$10,086
Cash and cash equivalents	6,296	6,858	11,269	9,118

	As of December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(in thousands)
				(unaudited)
Cash (used in) provided by operating activities	$(3,588)	$748	$(4,370)	$(3,763)	$(2,746)
Cash used in investing activities	(4)	(223)	(242)	(129)	(462)
Cash provided by financing activities	2,188	37	9,023	9,238	1,057

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments primarily in money market mutual funds.

From our inception in 1998 through March 2000, we have funded our operations primarily through issuances of convertible preferred stock, which provided us with aggregate proceeds of $96.6 million. Subsequent to March 2000, we have funded our operations with a combination of cash collection from customers and additional funding through issuance of convertible preferred stock. In September 2004, we entered into a loan and security agreement with a financial institution for a credit facility not to exceed $5.0 million. This agreement was subsequently modified to increase the total availability of the credit facility to $7.5 million. The loan and security agreement was renewed during fiscal year 2007. The agreement requires payment of interest only on the revolving portion of the credit facility through January 2008 with payments on the term portion to be made in 36 equal monthly installments of principal and interest through July 2008. The revolving portion of the borrowings mature on January 3, 2008 and the term portion of the borrowings mature on July 19, 2008. We had borrowings at December 31, 2005, December 31, 2006 and September 30, 2007, of $2.3 million, $1.4 million and $3.8 million, respectively, under this loan and security agreement.

Our loan and security agreement includes a number of covenants and restrictions that we must comply with as long as any indebtedness remains outstanding under the credit facility. For example, our ability to incur additional indebtedness, whether senior or subordinate, is limited. We are also not permitted to pay any dividends or purchase or redeem any shares of our capital stock except in limited circumstances. In addition, we are limited on our ability to sell or otherwise dispose of our assets outside of the ordinary course of our business. To secure the indebtedness, we have granted our lender a first priority security interest in all our assets. At December 31, 2006 and September 30, 2007, we were in compliance with all loan covenants. We did not have any additional available borrowings under the agreement as of September 30, 2007. Subsequent to September 30, 2007, we entered into a binding commitment letter with a financial institution for a new credit facility. The facility includes a revolving portion consisting of the lesser of $8.5 million or up to 80% of eligible accounts receivable. The credit facility also includes a term portion of up to $6.0 million. Both the revolving and term portions of the credit facility mature 18 months from the closing date.

In June 2006, we completed the sale of our Series 1 preferred stock and received net proceeds of $9.9 million. As of September 30, 2007, we had cash and cash equivalents of $9.1 million as compared to $11.3 million and $6.9 million as of December 31, 2006 and 2005, respectively.

Cash Flows from Operating Activities

We have generally experienced negative cash flows from operations as we continue to expand our business, build our infrastructure domestically and internationally and provide cash for working capital purposes. Our cash flows from operating activities will continue to be affected by the extent to which we spend on increasing headcount in order to expand our business. The timing of hiring sales personnel in particular affects cash flows as there is a lag between the hiring of sales personnel and the generation of revenue and cash flows from sales personnel. To a lesser extent, the start up costs associated with international expansion have also negatively affected our cash flows from operations. Our largest source of operating cash flows is cash collections from our customers. Our primary uses of cash from operating activities are for personnel related expenditures, technology cost to support research and development activities and working capital including purchases of component inventories.

Cash used in operating activities decreased $1.0 million from $3.8 million in the nine months ended September 30, 2006 to $2.7 million in the nine months ended September 30, 2007 due to an increase in inventory purchases to support our higher sales volume as well as an increase in other assets, which was partially offset by a decrease in net loss.

Cash used in operating activities for the fiscal year ended December 31, 2006 was $4.4 million as compared to cash provided by operating activities during the year ended December 31, 2005 of $0.7 million. The increase in the use of cash was primarily due to a net loss in the year ended December 31, 2006 of $4.9 million resulting from decreased revenues and increased operating expenditures, in particular increased spending on personnel.

Cash provided by operating activities during the year ended December 31, 2005 was $0.7 million as compared to cash used in operating activities during the year ended December 31, 2004 of $3.6 million. The increase in cash provided by operating activities increase was primarily due to increased revenue in fiscal year 2005, resulting in net income of $2.7 million.

Cash Flows from Investing Activities

Cash flows from investing activities primarily relate to capital expenditures to support our growth.

Cash used in investing activities increased $0.3 million in the nine months ended September 30, 2007 compared to the comparable period in fiscal year 2006 due to an increase in capital expenditures of $0.3 million. Capital expenditures in the nine months ended September 30, 2007 primarily related to leasehold improvements for newly leased space for our headquarters, increased research and development lab equipment expenditures, acquisition of computer equipment for new employees and increased software for internal use as we begin the implementation of our new accounting systems.

Cash used in investing activities for the fiscal years ended December 31, 2006 and 2005 was $0.2 million each year. The cash for these periods was used primarily for lab equipment expenditures, consisting of computer equipment and other equipment used to test our products.

Cash used for investing activities for the fiscal year ended December 31, 2005 was $0.2 million as compared to the fiscal year ended December 31, 2004 of $4,000. The increase in cash used in 2005 was due to higher capital expenditures for research and development lab equipment and other fixed asset additions to support our growth.

Cash Flows from Financing Activities

Since our inception, we have financed our operations primarily through private sales of redeemable convertible preferred stock totaling $106.9 million through September 30, 2007 and the use of our revolving credit facility and term note agreement under which we have borrowed an aggregate of $8.0 million offset by repayments totaling $4.0 million.

Cash flows provided by financing activities decreased $8.2 million from the nine months ended September 30, 2006 to the nine months ended September 30, 2007. For the nine months ended September 30,2006, cash provided by financing activities of $9.2 million was primarily related to the sale of 5,943,346 shares of our Series 1 preferred stock in June 2006 for net proceeds of $9.9 million, which was offset by payments toward the term loan portion of our revolving credit facility of $0.6 million. For the nine months ended September 30, 2007, cash provided by financing activities of $1.1 million was related to the borrowing of an additional $3.0 million on our revolving line of credit facility and note term agreement. This was offset by payments toward the term loan portion of our revolving credit facility of $0.6 million coupled with costs related to our initial public offering of $1.3 million.

Cash flows provided by financing activities increased $9.0 million in the fiscal year ended December 31, 2006 compared to the fiscal year ended December 31, 2005, primarily related to the sale of 5,943,346 shares of our Series 1 preferred stock in June 2006 for net proceeds of $9.9 million. For the year ended December 31, 2006, payments towards our revolving credit facility and term note agreement totaled $0.8 million.

Cash flows provided by financing activities decreased in the year ended December 31, 2005 compared to 2004 from $2.2 million to $37,000 due to higher repayments in 2005 as compared to 2004, on the term loan portion of the credit facility and term note agreement we entered with a financial institutional in September 2004.

We believe that our existing cash balances at September 30, 2007, together with our availability on the newly committed revolving credit facility and cash generated by operations will be sufficient to fund our operating requirements for at least 12 months. In addition to the net proceeds from this offering, we may need to raise additional capital or incur additional indebtedness to continue to fund our operations in the future. Our future capital requirements will depend on many factors, including our revenue growth, the expansion of our sales and marketing activities, the timing and extent of expansion into new geographic locations, the timing of new product introductions and the continuing market acceptance of our products. Although we currently are not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2007:

	Payments Due by Period
	Total	Through December 31, 2007	2008 to 2009	2010	2011 and Beyond
Operating leases	$532	$44	$419	$69	$—
Term loan portion of the credit agreement	764	208	556	—	—

Total	$1,296	$252	$975	$69	$—

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes, nor do we have any undisclosed material transactions or commitments involving related persons or entities.

Internal Control Over Financial Reporting

In connection with the audit of our consolidated financial statements for the year ended December 31, 2006, our independent registered public accounting firm noted in their report to our audit committee that due to a rudimentary accounting and inventory control system infrastructure, inadequate personnel and need for additional technical accounting, that we have material weaknesses in our internal control over financial reporting as of December 31, 2006 that could, if not remedied, affect our ability to record, process and report financial data. These material weaknesses and significant deficiencies resulted in a number of audit adjustments to our consolidated financial statements for the year ended December 31, 2006 that were noted during the course of the audit.

We have actively taken steps intended to remedy these material weaknesses. These steps include the implementation of our new ERP system in June 2007 that provides for inventory tracking, costing and reserve analysis. In preparing to be a public reporting company, we recently hired additional personnel for our finance organization, including two accounting personnel, a controller for our United States operations and a controller for China operations. We are also actively recruiting a financial reporting manager, a financial planning and analysis manager, a cost accounting manager and additional corporate accountants. Pending the hiring and integration of these persons, we have retained the services of a financial accounting firm to provide us the additional technical accounting expertise and resources. To further address the material weakness related to the rudimentary accounting and inventory control system we are also in the process of implementing additional control procedures and training programs for affected personnel.

We will not be able to assess whether the steps we are taking will fully remedy the material weaknesses in our internal control over financial reporting identified by our auditors until we have fully implemented them and a sufficient time passes in order to evaluate their effectiveness.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157, which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. However, the FASB has proposed to delay the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008. The comment period for this proposal ends January 16, 2008. We are currently evaluating the impact, if any, that the adoption of SFAS No. 157 will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of FASB Statement No. 115, or SFAS No. 159, which allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to measure at fair value will be recognized in earnings. SFAS No. 159 also establishes additional disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted provided that the entity also adopts SFAS No. 157. We are currently evaluating the impact on our consolidated financial statements of adopting SFAS No. 159.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Our adoption of the provisions of FIN 48 on January 1, 2007 did not have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

To date, the foreign currency exchange rate effect on our cash and cash equivalents has been minimal. As we fund our international operations, our cash and cash equivalents could be affected by changes in exchange rates.

We apply SFAS No. 52, Foreign Currency Translation, with respect to our international operations, which is primarily research and development. We have remeasured our accounts denominated in non-United States currency using the United States dollar as the functional currency. We remeasure all monetary assets and liabilities at the current exchange rate at the end of the period, non-monetary assets and liabilities at historical exchange rates and revenue and expenses at average exchange rates in effect during the period. Foreign currency gains and losses were minimal for fiscal years 2004, 2005 and 2006 and for the nine months ended September 30, 2007. Since July 2005, the value of the Renminbi has not been pegged solely to the United States dollar. Instead, the Renminbi is reported to track a basket of currencies determined by the People’s Bank of China.

Interest Rate Sensitivity

We had unrestricted cash of $6.9 million, $11.3 million and $9.1 million at December 31, 2005, December 31, 2006 and September 30, 2007, respectively. The majority of these funds are invested in money market funds and are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We do not believe that we have any material exposure to changes in the fair value of these cash equivalents as a result of changes in interest rates. Declines in interest rate, however, will reduce future interest income.

We are exposed to short-term fluctuations in interest rates as our line of credit agreement has a variable interest rate. A sharp increase in interest rates would have an adverse effect on our interest expense.

At September 30, 2007, the principal amount of debt outstanding under our line of credit and term note agreement was $3.8 million. Assuming the principal amount of debt remains constant at the September 30, 2007 amount, a 1.0% increase or decrease in underlying interest rates will increase or decrease interest expense by $38,000 annually and therefore increase or decrease our future earnings or losses accordingly.

We do not use any derivatives or similar instruments to manage our interest rate risk.

Effects of Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we might not be able to offset these higher costs fully through price increases. Our inability or failure to do so could harm our business, operating results and financial condition.

BUSINESS

Overview

We are a leading provider of Carrier Ethernet solutions that enable telecommunication service providers to deliver cost-effective business broadband services over fiber- and copper-based metro access networks. Our family of products, which we refer to as EtherTone platforms, enable telecommunication carriers, or carriers, and other service providers overcome bandwidth and functionality limitations of legacy technology in their metro access networks and enables carriers and other service providers to meet enterprise demand for mission-critical bandwidth-intensive applications and value-added managed services. Our EtherTone platforms also enable mobile broadband services by facilitating the cost-effective transmission of network traffic from wireless base stations back to the wireless operators’ core network, in a process known as backhauling. For both metro access and wireless backhaul networks, our EtherTone platforms efficiently manage growing integrated traffic, improve bandwidth capacity and utilization, reduce network complexity and offer carriers the reliability and scalability they seek when transitioning from legacy access technologies.

Our products address the high-growth Carrier Ethernet-based metro access equipment and wireless backhaul equipment markets. Infonetics, a market research firm, estimates the Ethernet-based metro access equipment market will grow from $340 million in 2007 to $922 million by 2010 and the Ethernet-based wireless backhaul equipment market will grow from $242 million in 2007 to $2.5 billion by 2010. We therefore estimate our combined business and mobile broadband addressable market to grow from $582 million in 2007 to $3.4 billion by 2010, which represents CAGR of 80%.

We are headquartered in Sunnyvale, CA, with a majority of our research and development operations in Wuhan, China and manufacturing operations in Shenzhen, China. We have operated a Silicon Valley/China hybrid business model since 2000, pairing the benefits of our United States-based platform design, sales and management expertise with highly productive, low cost, China-based engineering and manufacturing support. Our successful operation of the hybrid business model combined with third party contract manufacturing provides us with accelerated development cycles and an efficient cost structure. Approximately two-thirds of our 123 employees are based in China.

We were incorporated in January 1998 to provide network access equipment and in 2002 we began developing our EtherTone platforms and underlying Ethernet access technology. We began shipping our EtherTone platforms in 2004 and currently target tier 1 carriers, who are large global carriers, and other service providers. As of September 30, 2007, we have deployed our EtherTone solutions to 21 carriers and other service providers, including Bell Canada, Level 3 Communications, MTS Allstream, Rogers Communications, Verizon and XO Communications. We believe our customers have deployed approximately 8,500 platform units to serve global enterprises in industries including communications, finance and insurance, Internet and media, travel and hospitality, electronics and energy. We primarily sell our EtherTone platforms through a combination of our direct sales force, a global OEM agreement with Ciena and a global reseller agreement with Nortel. Our platforms are supported by our customer support and services team in conjunction with a global support and services agreement with Alcatel- Lucent.

Industry

Importance of Business Broadband Services for Carriers

While carriers typically provide broadband services to both residential and business customers, the financial return of providing broadband services to these customers differs significantly. Residential broadband service providers face intense competition from carrier, cable and wireless operators, experience high customer churn due to relatively low switching costs and are subject to extensive regulations by government agencies. In addition, network upgrades by carriers to extend broadband services to residential customers require substantial upfront capital expenditures and face uncertain consumer adoption rates. According to Infonetics, carriers take between two to three years to achieve positive return on invested capital for residential broadband deployments. These factors make it difficult for carriers to profitably deliver broadband services to residential markets.

In contrast, business broadband services have historically provided greater returns to carriers than residential services. When providing business broadband services for mission-critical applications, carriers must provide measurable SLAs that define stringent terms and QoS levels to be delivered and specify remuneration for the failure to meet these requirements. Due to the higher barriers of entry resulting from stringent QoS levels and SLA requirements, the complexity of deploying services to global enterprises and the high costs and risks associated with switching service providers, the market for business broadband services has fewer competitors and lower customer churn rates than residential services. Additionally, because capital expenditures to provide business broadband services are made in direct response to purchase commitments from enterprise customers, carriers can generate a positive return in a relatively short period of time. For example, a tier 1 carrier customer generated a positive return on invested capital within four months of deployment. These factors, combined with less government regulation, have historically enabled carriers to achieve higher margins on their business service offerings.

Although revenues from enterprise customers have historically generated high gross profit for carriers, these margins are under pressure as the price for high-speed access to carrier networks has been falling over the last few years. According to tariffs publicly-disclosed by telecommunication carriers, the recurring monthly price of bandwidth T1 service has fallen from approximately $400 to $500 for a megabyte per second, or Mbps, to $100 to $200 per Mbps over the last two years. In an effort to maintain high gross profit, we believe carriers are leveraging the availability of low-cost bandwidth to support the delivery of bandwidth-intensive applications and value-added managed services to the enterprise.

Enterprise Demand for Bandwidth-Intensive Applications and Value-Added Managed Services

When Internet and data network services were first widely adopted by enterprises, they were primarily used for email, file transfers and Internet web browsing. In an effort to improve efficiency and better utilize available resources, enterprises now require business broadband services to manage an increasing number of bandwidth-intensive applications. These applications and services include:

•

Convergence of Voice, Video and Data Applications.    Converging voice, video and data traffic on a single Internet protocol, or IP, network simplifies security, streamlines support and maintenance and reduces IT administration costs. The convergence of these applications allows for the integration of unified messaging, streaming media and intelligent call routing across the enterprise network.

•

Deployment of Hosted Enterprise Applications.    Mission-critical hosted applications such as Salesforce.com for customer relationship management, web-based customer support and supply chain management are increasingly being delivered over the Internet as a service. These hosted applications can be quickly deployed with minimal upfront investment and are often cheaper to maintain and administer than custom enterprise applications.

•

Consolidation of Data across the Wide Area Networks.    Emerging wide area network optimization and storage technologies are enabling enterprises to consolidate, replicate, archive and backup data for disaster recovery and business continuity by transmitting large quantities of mission-critical data to geographically separate data center locations.

•

Rapid Adoption of Streaming Video and Web-Based Applications.    Enterprises have adopted streaming video and web-based applications including video conferencing, customer support, employee and educational training, video on demand, video surveillance, video-based quality control, marketing and product announcements, audio conferencing and streaming news.

•

Need for Real-Time Uniform Experience across the Distributed Enterprise.    Effective use of enterprise applications requires a real-time uniform experience across the enterprise regardless of branch office or end user location. This requires carriers to deliver appropriate bandwidth and network availability to each of an enterprise’s locations globally.

In addition to bandwidth-intensive applications, enterprises also demand value-added managed services from carriers, including managed virtual private network, or VPN, hosted VoIP, remote audio and video teleconferencing and performance monitoring and management services. These bandwidth-intensive applications and value-added managed services result in increased and unpredictable bandwidth consumption and require a high-degree of network management for the prioritization of data traffic flow.

Increasing Demand for Backhaul Capacity for Mobile Broadband

Carriers and other service providers are experiencing growing demand for bandwidth capacity from wireless operators that frequently rely on carrier networks to backhaul voice, data and video traffic from the wireless operators’ base stations to their networks. Wireless operator demand for more backhaul capacity is partly driven by the increased number of subscribers, which Infonetics expects will grow from 2.5 billion subscribers in 2006 to 3.6 billion subscribers in 2010, and an increase in minutes of use per subscriber. Demand for increased backhaul capacity is also driven by the delivery of bandwidth-intensive data and video services over mobile networks, such as SMS messaging, texting, ring tones, mobile music, video games, mobile Internet access and other mobile entertainment content. We believe wireless operators’ planned roll out of next-generation bandwidth-intensive mobile networks, such as 3G/4G cellular LTE, Wi-Fi and WiMAX, will increase the demand for bandwidth-intensive mobile data and video services. According to Strategy Analytics, an independent research firm, these services are expected to increase globally at a 13% CAGR from 2007 to 2011 to surpass $150 billion by 2011. In addition to the large increase of data volume, the variety and mix of file and traffic types and the difficultly in predicting traffic patterns is driving the need for bandwidth capacity.

In response to growing demand for mobile broadband, wireless operators are increasing the capacity of existing base stations and are also adding more base stations around the world. Infonetics expects the number of cell site connections worldwide will increase from 2.6 million in 2006 to 3.6 million by 2010. We believe the increase in cell site connections will further increase demand for backhaul capacity.

Providing Business Broadband Services: The Metro Access Network Bottleneck

Carrier networks to provide business broadband services consist of long-haul, metro core and metro access networks. Long-haul networks connect multiple cities over long distances, linking to metro core networks that connect carrier central offices and major traffic points of presence, or PoPs, within a city. The carrier’s metro access network connects the carrier’s central office and PoPs to enterprise LANs.

Growing enterprise demand for bandwidth-intensive applications and value-added managed services places significant strain on legacy carrier networks in providing business broadband services, particularly in the metro access portion of the network. Limitations of carriers’ legacy metro access network technologies, such as TDM based T1/E1 copper telephone lines or packet-based Frame Relay and Asynchronous Transfer Mode, or ATM, lines, create a bottleneck at the metro access network, which constrains the carriers’ ability to effectively provide business broadband services. These limitations include:

•

Limited Ability to Support Integrated Traffic.    Providing business broadband services over the metro access network requires the ability to identify, manage and prioritize traffic flows to ensure SLAs and QoS for the delivery of bandwidth-intensive applications and managed services into the enterprise LAN. Legacy metro access network technologies were originally designed to support either voice or data traffic, not the integrated voice, data and video streams currently demanded by enterprises. In order to support integrated traffic with high QoS levels and enforceable SLAs, the network needs to prioritize delay-sensitive traffic, such as VoIP, over less delay-sensitive traffic, such as email.

•

Insufficient Bandwidth Capacity.    While legacy metro access networks adequately support low speed voice and data traffic, they do not have the capacity to support bandwidth-intensive applications and value-added managed services. A majority of metro access networks operate at low bandwidth ranging from 1.5 to 45 Mbps and connect metro core networks, which typically operate at high bandwidth ranging from 1 to 40 gigabytes per second, or Gbps, and enterprise LAN networks, which typically operate at bandwidth ranging from 10 to 100 Mbps. As a result of lower bandwidth, the metro access network has become a significant bandwidth bottleneck.

•

Inefficient Utilization of Bandwidth.    Legacy metro access networks fail to provide enterprise customers small increases in bandwidth on an as-needed basis. Instead, enterprises must purchase large amounts of bandwidth in advance to meet peak demands. For example, if a legacy T1/E1 line, which provides bandwidth of 1.5 Mbps to 2.0 Mbps, is insufficient for peak bandwidth demands, typically the next higher bandwidth line an enterprise can purchase is the T3/E3 line, which provides significantly higher bandwidth of 30 Mbps to 45 Mbps. The significant increase in bandwidth often results in substantial underutilization of bandwidth and increased capital expenditures.

•

Network Complexity.    A data transmission typically originates on an Ethernet-based enterprise LAN and undergoes multiple protocol conversions as it passes through other segments of legacy carrier networks. As the data reaches its destination, the data transmission must then be converted back to Ethernet. This requires carrier network administrators to install, configure and manage many network elements and protocol conversion technologies, resulting in increased operating costs.

•

Challenges in Customizing the Metro Access Network.    Enterprises deploy a wide variety of evolving applications, which require dynamic and granular bandwidth options as they grow. These applications have a direct impact on the configuration requirements of, and equipment deployed on, the metro access network connected to their LAN. It is becoming increasingly difficult for carriers to meet enterprise customer demands and to introduce new applications due to the limitations and costs of reconfiguring legacy technology.

•

High Cost of Upgrading the Metro Access Network.    Upgrading metro access networks to support the delivery of bandwidth-intensive applications and value-added managed services to the enterprise has required the replacement of existing infrastructure with equipment that can reliably handle high bandwidth, deliver high QoS levels and enforce SLAs. However, due to high cost, carriers have only upgraded a limited portion of their metro access networks.

These limitations of legacy metro access networks create a bottleneck for carriers and other service providers seeking to transition their business model to support the delivery of bandwidth-intensive applications and value-added managed services to the enterprise. We believe carriers and other service providers are seeking a reliable and robust metro access network for business broadband that:

•	manages integrated traffic with high QoS levels;

•	provides increased bandwidth capacity;

•	improves the utilization of bandwidth;

•	reduces network complexity;

•	provides the flexibility to address evolving enterprise needs in a timely and cost-effective manner; and

•	leverages existing network investments and provides protection for technology migrations.

Emergence of Carrier Ethernet as a Metro Access and Wireless Backhaul Networking Technology

Ethernet is a networking technology originally developed for deployment in the enterprise LAN. Its compelling benefits including “plug and play” functionality, low deployment costs, economies of scale and ease of management, have driven the adoption of Ethernet technology as the standard for enterprise LANs. These benefits have also led to the deployment of Ethernet in recent years in carrier metro core and long-haul networks, where the priority is to rapidly transfer large amounts of data.

Ethernet technology has historically not been deployed in the metro access network due to its inability to match the required QoS levels and enforce SLAs that have evolved over the past two decades in TDM networks. However, TDM is expensive to deploy and manage and has many technical limitations. Significant recent advances in standards for reliability, network resilience, as well as the development of a centralized management system, are contributing to the proliferation of Ethernet in the metro access network to enable carriers to deliver business broadband services. Through continued standardization and innovation, Ethernet-based networks are now able to offer QoS levels and SLA enforcement policies that are superior to TDM-based networks. These enhancements enable carriers to deliver bandwidth-intensive applications and managed services over metro access and wireless backhaul networks in a service known as Carrier Ethernet. With the adoption of Carrier Ethernet, carriers and other service providers can maintain and potentially increase their margins from business and mobile broadband services. According to a survey conducted by Heavy Reading, an independent communications equipment industry publication, more than 93% of respondent carriers said that their company offers or plans to offer some kind of Ethernet connectivity service by the end of 2009.

Wireless backhaul for mobile broadband has generally been transported over T1/E1 lines. As the need for wireless backhaul capacity increases, wireless operators require additional bandwidth capacity. With traditional technology, carriers must lease bandwidth in T1/E1 increments resulting in linearly increasing costs. Utilizing Carrier Ethernet technology enables carriers to benefit from Ethernet’s lower initial costs for bandwidth, while enabling carriers to benefit from declining marginal costs due to Ethernet’s scalability. In addition, as more wireless backhaul networks are based on IP technology, carriers benefit from Ethernet’s ability to efficiently transport IP-based data.

Our Solution

We developed our EtherTone platforms for business broadband to enable carriers and other service providers to efficiently and cost-effectively deliver bandwidth-intensive applications and value-added managed services. Additionally, our EtherTone platforms enable carriers to cost-effectively provide

Carrier Ethernet-based wireless backhaul services to their wireless operator customers for mobile broadband. EtherTone helps carriers overcome the challenges they face in the metro access network by:

•

Managing Integrated Traffic with High Quality of Service.    Our EtherTone platforms enable carriers to prioritize and manage integrated voice, data and video traffic as it passes through the metro access network. EtherTone provides network reliability comparable to legacy metro access solutions by using Ethernet technology over the existing carriers’ Synchronous Optical Networking or Synchronous Digital Hierarchy infrastructure for reliable transport while enabling carriers to offer Ethernet-based QoS guarantees and enforce SLAs to support integrated traffic needs.

•

Providing Bandwidth Capacity to Enable New Services.    Our EtherTone platforms provide bandwidth capacity to enable carriers to deliver bandwidth-intensive applications and value-added managed services over existing metro access connections to the enterprise.

•

Improving Bandwidth Utilization to Support Variable Bandwidth Services.    Our EtherTone platforms enable carriers to deliver bandwidth on an as-needed basis in increments as small as 64 kilobytes per second. This ability improves bandwidth utilization across the metro access network as compared to traditional fixed-increment services and allows carriers to offer variable bandwidth services.

•

Reducing Network Complexity.    Our EtherTone platforms enable carriers to simplify their networks by providing a single Carrier Ethernet connection between the enterprise LAN and the metro access network, which reduces the need to manage multiple protocol conversions and reduces the number of network elements to manage. Our aggregation platform and element management system enables carriers to manage network elements through a single platform.

•

Enabling Carriers to Address Rapidly Evolving Enterprise Needs.    We release several platform feature enhancement releases each year to address rapidly evolving enterprise needs based on new QoS levels or SLA requirements or the re-prioritization of traffic based on new applications or managed services. Our EtherTone platforms’ flexible architecture allows for remote upgrades by the carrier or, in some cases, directly by the enterprise, to support new feature releases or resolve technical issues through our element management system.

•

Leveraging Existing Network Infrastructure and Providing Protection for Migrations.    Our EtherTone platforms can be deployed in both copper- and fiber-based metro access networks. In addition, our EtherTone platforms interoperate with most major networking equipment utilized by carrier networks for business broadband around the world. EtherTone’s ability to leverage existing infrastructure allows carriers to quickly and cost-effectively deliver a uniform Ethernet service over a single platform across the carriers’ entire metro network. Additionally, our EtherTone platforms’ ability to be remotely upgraded for new feature enhancements provides the carriers with protection against technology or protocol migrations.

In addition to enabling carriers and other service providers to efficiently and cost-effectively deliver bandwidth-intensive applications and value-added managed services, our EtherTone platforms provide our customers with ongoing operating expense savings and expenditure reductions that contribute to a rapid return on investment. For example, in the case of our largest tier 1 carrier deployment, EtherTone delivered a positive return on the carrier’s invested capital within the first four months of deployment. Recurring expense and expenditure reductions for carriers include:

•

Reducing Operating Expenses.    Our EtherTone platforms reduce carrier operating expenses for each deployment as they reduce the number of ports and network elements to manage, improve diagnostic capabilities, eliminate the need to manage protocol conversions and improve bandwidth utilization.

•

Reducing Capital Expenditures.    Our EtherTone platforms reduce carrier capital expenditures for each deployment by aggregating and consolidating connections from the access network to metro core routing equipment and by consolidating multiple applications, such as voice, video and data services on a single Carrier Ethernet connection. In a tier 1 carrier case study, EtherTone reduced the carrier’s capital expenditures on its largest deployment of our platforms by 65%.

Our EtherTone platforms enable carriers and other service providers to deliver business broadband and mobile broadband services, and reliably support QoS levels and enforce SLAs while reducing recurring operating expense and capital expenditures.

Our Silicon Valley/China Hybrid Business Model

Our Silicon Valley/China hybrid business model fully integrates our operations in Sunnyvale, Wuhan, Shenzhen and a new operations center in Hong Kong and is core to our business strategy. Functions performed from our corporate headquarters in Sunnyvale include platform design, sales and corporate management. Functions performed in Wuhan include engineering, marketing documentation and maintaining our management information systems. We manage our contract manufacturers from our Shenzhen location and are in the process of moving the final assembly and testing portion of our manufacturing process from Sunnyvale to Hong Kong.

We began moving the majority of our engineering execution operations to Wuhan, China in 2000 through our acquisition of a small privately-held company. Since this acquisition we have significantly increased the size of our Wuhan operations. Our system architects located in Sunnyvale, California serve as the primary interface between our engineering team and our customer base. System architects are responsible for creating high-level designs for new platforms and feature enhancements based on customer feedback, and our engineering execution team in Wuhan is responsible for developing our platforms and feature enhancements based on the designs. Both locations have essential platform and feature enhancement development responsibilities. The United States-based system architects and Wuhan-based engineering execution personnel have worked together since 2000 and communicate frequently to develop all of our platforms and feature enhancements.

Our team in Shenzhen, China manages our relationships with our contract manufacturing vendors, which are also based in Shenzhen. This team is in regular contact with our contract manufacturers and our Wuhan engineers to manage production and delivery of our platforms and feature enhancements.

Our United States and China employees both contribute to building our unified corporate culture. In order for the hybrid business model to work effectively, it is important to have experienced management teams and a high degree of senior-level continuity within each of our locations. Since 2000, we have retained all our senior-level engineering staff and have experienced minimal turnover of our mid- to low-level engineering staff. Chinese nationals manage our China operations, which we believe contributes to a cohesive culture and increases employee loyalty. We believe it would be difficult for a competitor to replicate our hybrid business model without the long-term working relationships and integrated platform development experience that we have established over the last seven years.

We believe our Silicon Valley/China hybrid business model provides us with many benefits, including:

•

Frequent Platform Feature Releases.    The relatively low cost of our Wuhan operations allows us to devote significantly more engineering execution personnel for research and development investments than we would be able to if we utilized an entirely United States-based engineering team. As a result, we release multiple feature enhancements each year. In addition, we believe the high level of integration and long-term working relationship between our Sunnyvale and Wuhan staff enables more effective platform and feature enhancement development cycles than those achievable through an outsourced engineering model.

•

Operating Expense Savings.    By employing the majority of our engineering execution and manufacturing personnel in China, where salaries and benefits as well as operating and occupancy costs are low as compared to in the United States, we believe we maintain an efficient operating cost structure.

•

Highly Responsive Engineering Operations.    The time zone difference between Sunnyvale and Wuhan enables us to offer expedited platform and feature enhancement development cycles and overnight engineering support for technical issues.

•

Operations Efficiencies.    Our contract manufacturers assemble our platforms in Shenzhen and are closely and directly monitored by our Shenzhen offices. In addition, our Shenzhen-based employees share a common time zone and language with our engineering execution operations in Wuhan and our contract manufacturers in Shenzhen, which allows them to communicate directly, simplifying communications within our Company and with our contract manufacturers. We believe this provides us with a competitive advantage in responding to any issues that arise during manufacturing, order fulfillment and quality control.

Our Strategy

Our goal is to extend our position as a leading provider of cost-effective Carrier Ethernet-based platforms that enable metro access networks to deliver business broadband and expand our presence in providing wireless backhaul for mobile broadband. Key elements of our strategy include:

•

Maintain and Extend Our Technology Lead.    We have successfully developed Carrier Ethernet-based platforms for metro access networks since 2004. We believe our technology leadership differentiates us from our competitors and has been instrumental to our success in winning tier 1 customers. We intend to continue to leverage our technical expertise and to invest in research and development to design and engineer Carrier Ethernet-based platforms for metro access and wireless backhaul networks.

•

Leverage Tier 1 Carrier Relationships to Drive Platform Development.    We typically base our platform development priorities on direct feedback from our tier 1 customers such as Verizon and Bell Canada. We intend to continue to solicit feedback from these customers and develop feature enhancements to meet their evolving needs. We will continue to sell platforms developed for our tier 1 carrier customers to our entire customer base.

•

Build-on Momentum of Tier 1 Carrier Wins.    We believe focusing our research and development efforts on our large carrier customers has been instrumental in multiple tier 1 carriers deploying our EtherTone platforms. We believe securing these relationships has validated our platforms and research and development capabilities. We expect these relationships will enable us to secure additional tier 1 and smaller carrier contracts. By demonstrating that we can win tier 1 customers through our own direct sales efforts, we have attracted, and intend to continue to attract and add value-added partners.

•

Realize Cost Benefits and Profitability from Our Hybrid Business Model and Operating Scale.    We employ a Silicon Valley/China hybrid business model that allows us to maintain lower operating costs than achievable using an all United States-based model. We believe the benefits of the hybrid business model will increase as our business grows. Additionally, we intend to reduce the cost of our platforms as we increase the volume of our purchases from our contract manufacturers. We plan to grow our revenues more rapidly than our operating expenses to obtain and increase profitability.

•

Expand Sales Force and Value-Added Partners to Penetrate Global Markets.    We believe increasing the size and reach of our sales channels is critical to securing additional tier 1 carrier contracts and expanding our overall customer base. We intend to expand our direct sales force by hiring additional sales personnel and enhance our network of OEM and reseller partners globally to diversify our sales channels and increase our customer base.

•

Increase Sales to Our Existing Customer Base.    We have sold our platforms to over 21 carriers and service providers around the world and approximately 8,500 platform units have been deployed by these customers. We expect our existing customers to continue to be important sources of revenue. We intend to expand the deployment of our platforms within our customer’s networks, sell feature enhancements and further develop recurring revenue through customer service and support agreements.

•

Penetrate the Carrier Ethernet-based Wireless Backhaul Market.    We believe the Carrier Ethernet-based wireless backhaul market for mobile broadband provides us with a large growth opportunity. We have had successful initial deployments with one of our existing customers and, based on market growth of wireless subscribers, applications and equipment forecasts, anticipate increased adoption of our EtherTone platforms for wireless backhaul applications. We intend to add mobile broadband-focused value-added partners, technology alliances and feature enhancements to further penetrate this rapidly growing market.

Technology

Recent Development of Carrier Ethernet

The development of Carrier Ethernet as a technology for providing business and mobile broadband has required significant advances in standards for reliability, network resilience and centralized management. Established in 2001, the Metro Ethernet Forum, or MEF, of which we are a member, has worked on the development of carrier-class standards for Ethernet which encompass standardization of services, scalability, reliability, QoS and service management. Since 2004, the MEF has released and certified standards for the architecture, protocol, service and management of Carrier Ethernet-based metro access network solutions. We have designed our EtherTone platforms to meet the latest MEF standards and EtherEdge and EtherReach have successfully completed MEF 9 and MEF 14 certifications, enabling carriers and other service providers to offer a number of Carrier Ethernet services to be built around our platforms.

Field-Programmable Gate Array, or FPGA, Semiconductor Devices

We utilize a combination of FPGAs and standard chipsets as the processing backbone for our EtherTone platforms. To leverage available technology, we utilize standard chipsets for commoditized functionality, such as Ethernet switching, and use FPGAs to enable advanced functionality. Unlike standard application-specific integrated circuit, or ASIC, chipsets, custom chipsets, or network processors that are pre-loaded with embedded features and functionalities, FPGAs contain programmable logic components and interconnects, which enable a high degree of flexibility and performance. Our engineering team’s significant knowledge and experience with FPGAs enables us to develop proprietary algorithms to optimally program FPGAs with customized features and functionalities. Key benefits from designing our platforms around FPGAs include:

•

Rapid Development Cycle for Platform Feature Enhancements.    With FPGAs, we can rapidly adapt our platforms to new technology standards as we have historically been able to develop new feature enhancements in a few weeks as opposed to the several months required with traditional chipsets. We believe our ability to rapidly develop new platform feature enhancements provides us with a competitive advantage and allows us to cost-effectively offer a variety of features and functionalities.

•

Flexibility, Interoperability and Scalability.    We program FPGAs to customize our EtherTone platforms for new deployments and changing standards; this allows us to cost-effectively modify our platforms based on the required scale of the deployment, interoperability with existing network infrastructure and technology, applications deployed by the enterprise and unique enterprise requirements.

•

Remote Feature Enhancements and Bug Fixes.    We develop and modify algorithms for FPGAs in our Wuhan facility and download the algorithms remotely to the customer. This allows us to provide new feature enhancements, fix bugs and support to our global customer base while minimizing on-site visits.

•	Leverage Large Base of Algorithms. Over nine years, we have developed an extensive base of algorithms that can be remotely deployed across our entire customer base.

•

Financial Benefits.    Our expertise with FPGAs allows us to develop proprietary algorithms to efficiently deploy more modules on a smaller FPGA than is possible on a larger chipset or network processor. Our use of FPGAs also eliminates the need for an expensive ASIC design team. Our efficient deployment ability is critical as the cost of FPGAs increases exponentially with size. Our ability to maximize the utilization of FPGAs, along with the industry trend of declining prices of FPGAs, improves our gross profit profile.

Technology Alliances

We have established, and intend to establish additional, technology alliances to enhance our platforms and address our customer needs. We have established a technology partnership and teaming agreement with Axerra Networks Inc., or Axerra, that provides us access to their pseudo-wire based circuit emulation technology. Through the alliance with Axerra, we are able to provide an integrated Carrier Ethernet-based wireless backhaul solution for mobile broadband.

We intend to establish additional technology alliances with other third parties to provide additional capabilities and features that could enhance our performance monitoring and network element management solutions.

Platforms

The EtherTone Platforms

Our EtherTone platforms deliver scalable, cost-effective Carrier Ethernet-based services for business and mobile broadband. Our EtherTone family of platforms includes EtherEdge, EtherReach and EtherSLAM. EtherEdge is typically the first ANDA platform deployed in a carrier network with subsequent deployments of our EtherReach and EtherSLAM platforms as we expand our presence within a carrier network.

Our EtherTone platforms include:

•

EtherEdge.    Our EtherEdge platforms feature a modular, redundant, 24 port system that enables delivery of Carrier Ethernet services to customer premises and PoP locations. EtherEdge platforms are predominately deployed at the edge of the metro access network, but can also be deployed at the central office or PoP to aggregate traffic or at customer premises.

•

EtherReach.    Our EtherReach platforms are an access solution that is deployed at the customer premise. EtherReach is a fixed-configuration platform that supports existing copper or fiber infrastructure and provides broadband speeds of up to 2 Gbps.

•

EtherSLAM.    Our EtherSLAM platforms serve as an expansion module for EtherEdge by providing high-density Ethernet service aggregation for sub-100 Mbps Ethernet services. A single EtherEdge platform can expand to house three EtherSLAM shelves, which enables carriers to aggregate over 500 EtherReach platforms.

Our EtherView is a complementary element management system that supports our EtherTone platforms. EtherView is a graphical user interface, or GUI, application that provides traditional fault, configuration, accounting, performance and security functions that can be integrated into a wide variety of operations support system applications. EtherView can scale to support and manage up to 10,000 network elements to provide a Carrier Ethernet element management solution. We also offer a secure web-based GUI management interface as well as a traditional carrier command-line interface that comes standard with all of our platforms.

EtherCare Customer Service and Support

To support our EtherTone platform deployments, we offer our customers the option to purchase a complementary offering called EtherCare, which provides global service and support. EtherCare provides our customers with a broad range of plans including training, on-site and telephonic technical support and repair and replacement services. We believe providing high-quality, ongoing service and support is instrumental in developing and maintaining a successful, long-term relationship with our customers.

Over 90% of our deployed platforms are covered under EtherCare plans. EtherCare provides us with recurring revenue and increased ongoing contacts with our customers. We expect EtherCare revenue to increase as the number of EtherTone platforms deployed increases.

We employ a two-pronged approach in providing customer service and support. First, for technical issues requiring dedicated engineering or technical support, we rapidly respond to our customers’ needs utilizing our support and engineering personnel in both our Sunnyvale and Wuhan facilities. Second, through our partnership with Alcatel-Lucent’s services organization, we offer service and support in over 130 countries with approximately 18,000 network experts located around the world. Our non-exclusive service agreement with Alcatel-Lucent was signed in 2006 and runs through 2009. Through this relationship we have signed global, multi-year EtherCare agreements. We believe this partnership provides us a competitive advantage, extending the reach and credibility of our service and support capabilities globally.

Customers

We sell our EtherTone platforms and EtherCare support services to a global customer base including telecommunications carriers and wireless service providers. We have sold our EtherTone solutions to 20 carriers and 1 wireless service provider. From the beginning of 2006 through September 30, 2007, the following customers accounted for five percent or greater of our revenue over this period:

Level 3 Communications

MTS Allstream

Verizon

XO Communications

Our business depends significantly on a limited number of key customers. Verizon is our largest customer and accounted for approximately 41% of our revenues for the year ended December 31, 2006 and 71% of our revenues for the nine months ended September 30, 2007. MTS Allstream, Level 3 Communications, XO Communications and Rogers Communications comprised our three next largest customers in the year ended December 31, 2006, accounting for approximately 16%, 10%, 10% and 8% of revenues, respectively. Approximately 99% of revenues during the nine months ended September 30, 2007 were from existing customers, and approximately 87% of our revenues during this period were from Verizon, XO Communications and MTS Allstream alone.

Contracts with our customers establish general terms and conditions of the relationship. Once a contract is established, we continue to work to ensure our platforms meet the needs and requirements of our customers in order to secure purchase orders and deepen our relationship with the customer. For example, our initial deployment with Verizon in 2004 (then, MCI WorldCom) included just over 100 platform units deployed throughout a portion of their United States network. Since then, we have expanded our presence to deploy over 1,725 platform units covering Verizon’s global network in 23 countries in North America, South America, Europe, Asia, the Middle East and Australia.

We believe that our customers have deployed our EtherTone platforms to support end user solutions across several industry verticals, including communications, finance and insurance, Internet and media, travel and hospitality, electronics and energy.

Sales and Marketing

We sell our EtherTone platforms and related services through a combination of our direct sales force and our value-added partners.

The typical process when securing a new carrier customer or a new design win with an existing customer begins with our direct sales force’s, or value-added partner’s, prior knowledge and influence over an anticipated request for proposal, or RFP. In some cases, we may be able to secure design wins and preempt the issuance of a RFP. Once we receive a formal RFP, our sales engineers conduct pre-sales consultations with the carrier to analyze their existing network infrastructure and identify how our EtherTone platforms can be customized and implemented to meet the carrier’s needs. We will then develop and submit a full sales proposal. If selected, the carrier will then test our platforms in labs and, on a trial basis, in a limited portion of its network. Upon successful completion of the test and trial processes, the carrier initiates its purchase order and deploys our platforms on their network. The sales cycle for deployments with new carrier customers or new design wins, from initial contact to revenue recognition is long, and may, in some cases, take up to two years.

We generally derive repeat business for add-on platform sales from our existing customers as they expand the deployment of our EtherTone platforms throughout their network. Of our 21 EtherTone customers, 14 have ordered multiple products. The sales cycle for additional platform deployments, from purchase order to revenue recognition, typically takes two to three months.

Direct Sales Force

Our direct sales team has significant experience with the carrier equipment procurement process, and is focused on securing new customer and design wins. We typically locate our sales personnel in or around cities with existing or potential customers. As of September 30, 2007, we had sales personnel located in Atlanta, Georgia; Newark, New Jersey; Richardson, Texas; Washington DC; Vancouver, Canada; and London, United Kingdom. We expect to add sales offices and sales personnel in strategic locations globally as we continue to grow our business.

Value-Added Partners

An important part of our distribution strategy includes establishing value-added partnerships with resellers and OEMs that offer complementary products. As a result of our successful direct sales wins, we have attracted value-added partners that enable us to strategically extend the reach of our sales efforts globally. We have established a global OEM relationship with Ciena and reseller relationship with Nortel, both of which have already generated design wins for us. We have also established selected reseller relationships for local sales and systems integration in China and Mexico and we intend to expand our roster of value-added partners.

Ciena integrates our EtherTone platforms with their OnCenter product to create a Carrier Ethernet-based metro access solution for business broadband that will be marketed by Ciena as the CN3000 Ethernet Access Series, or CN3000.

Nortel currently resells our EtherReach platforms as a bundled offering with its flagship Optical Multiservice Edge, or OME, 6500 series to offer a complete end-to-end Carrier Ethernet solution. Nortel currently has over 4,000 OME systems deployed worldwide. We believe our arrangement with Nortel represents a significant opportunity to market our platforms to a large, installed customer base.

For sales completed through our value-added partners, we intend to maintain direct contact and dialogue with the end customer to facilitate testing, acceptance and service support as well as to generate follow-on sales opportunities.

Marketing and Business Development

Our marketing and business development team is responsible for communicating EtherTone’s value proposition to our existing and potential customer base, while increasing our brand awareness through direct customer interactions, public relations, tradeshows, industry events and Internet marketing. Our team also works to secure additional value-added partners, forge technology and industry alliances, promote the adoption of MEF standards and formulate strategic approaches to securing tier 1 carrier contracts. Our multi-lingual marketing and business development team is another example of our hybrid business model, as most of our marketing documentation is created in our Wuhan office.

Manufacturing

We outsource manufacturing for all our platforms to three ISO 9000 certified contract manufacturing facilities located in Shenzhen, China. Sanmina-SCI is currently our primary contract manufacturer, with Shenzhen GongJin and Elite our secondary contract manufacturers.

Our Shenzhen office oversees our contract manufacturers to help ensure on-time delivery of high quality platforms, respond to issues that arise during the manufacturing process and monitor inventory levels of component parts. Once manufactured, platforms are sent to our Sunnyvale facility where we perform final assembly and testing before the platforms are shipped to our customers. We are currently in the process of moving our final assembly and testing process to our new facility in Hong Kong to eliminate the logistics of shipping platforms between China and the United States during the manufacturing process. Outsourcing our manufacturing process enables us to reduce inventory levels, working capital requirements and fixed costs while maintaining a flexible and scalable production capacity.

We do not believe any of our significant components are only available from a single source. We provide forecasts to our contract manufacturers so they can accurately source components in advance of their anticipated use. Additionally, we regularly monitor the supply of components in the market place and component inventory levels maintained by our contract manufacturers to ensure that there is an adequate supply for our manufacturing needs.

Research and Development

We believe maintaining our technology leadership through a strong commitment to research and development is critical to our business. We believe our Silicon Valley/China hybrid business model provides us with more value from our research and development investments than we would receive by investing in an entirely United States-based research and development model.

We cultivate strong collaborative relationships with our tier 1 customer base and work closely with them to understand their product development efforts and align our roadmap with their evolving requirements. We believe this approach to research and development provides us with a focused platform development pipeline and early insight to future feature enhancements desired by our customers. These working arrangements have enabled us to deepen our customer relationships and secure recurring business while offering platforms to our other customers that address their needs. Once we have developed these platforms for our tier 1 customers, we re-introduce these improvements as feature enhancements more broadly across our customer base.

As of September 30, 2007, we employed 70 research and development personnel, of which 7 were located in Sunnyvale and 63 were located in Wuhan. Our research and development expenses were approximately $2.7 million in fiscal year 2005, $3.5 million in fiscal year 2006 and $3.7 million in the nine months ended September 30, 2007. Our research and development personnel have extensive experience in developing Carrier Ethernet-based metro access network platforms and provide us with the core competencies to deliver platforms required by our customer base for business and mobile broadband.

Competition

The market for Carrier Ethernet-based metro access network platforms is highly competitive. Competition in this market is based on the following factors:

•	total cost of ownership;

•	ease of use, performance, functionality and scalability;

•	platform validation through installed base;

•	compatibility with existing installed technology;

•	completeness of product offering;

•	responsiveness to current and anticipated future needs of enterprises;

•	support services; and

•	manufacturing capability.

We compete with a variety of network equipment providers including incumbent vendors of frame relay and ATM equipment, Ethernet-based metro access network equipment providers and fiber-based solution providers. Companies focused on Carrier Ethernet-based metro access networks for business broadband include ADTRAN, ADVA Optical Networking, MRV Communications, Overture Networks and RAD Communications. We also compete with RAD Communications and Overture Networks in the Carrier Ethernet-based wireless backhaul market for mobile broadband. In addition, we compete with smaller companies which have developed products or announced plans for products that could compete with our platforms. We believe we compete favorably as our platforms:

•	offer an industry leading price performance;

•	support a scalable complete Carrier Ethernet-based metro access solution;

•	have been proven in large carrier environments with over 8,500 platform units deployed;

•	support a wide variety of access technologies and an operating model which enables us to offer the most up-to-date technology offering; and

•	provide the latest and most cost-efficient functionality available.

We also compete with diversified communications equipment vendors including Alcatel-Lucent, Cisco, Fujitsu, Huawei, Juniper Networks and Tellabs. We believe these vendors are less focused on Carrier Ethernet-based metro access networks for business broadband and wireless backhaul networks for mobile broadband.

Intellectual Property

Our future success and ability to compete will depend substantially upon our ability to protect our core intellectual property. To accomplish this, we will rely on a combination of unpatented and patented proprietary technology, processes, know-how, trade secrets, copyrights and trademarks, as well as customary contractual protections.

To date, we have filed two provisional patent applications and one utility patent application in the United States regarding our proprietary processes and technology and we intend to continue to file patent applications covering certain aspects of our technology. We do not know whether any of our current or future patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. To the extent any future patents are issued, any such future patents may be contested, circumvented or invalidated, and we may not be able to prevent third parties from infringing on these patents.

Our five registered trademarks in the United States are ANDA, EtherEdge, EtherReach, UAP 1000 and UAP 2000. We also have United States trademark applications pending to register EtherTone, EtherSLAM, EtherView and 18 other marks, of which EtherTone, EtherSLAM, EtherView and four other marks have been approved for registration pending their use in commerce. In addition to the foregoing protections, we generally control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners, and our software is protected by United States and international copyright laws.

We have historically loaded our proprietary algorithms onto our platforms in our Sunnyvale facility, not at our contract manufacturers, in order to maintain control of our intellectual property. We believe we will continue to adequately control and protect our algorithms when this loading process is shifted to our new Hong Kong facility.

We incorporate third-party software programs into our platforms pursuant to license agreements. We believe that any disruption in our access to these software programs could result in delays in our platform feature releases. See “Risk Factors.”

From time to time we may encounter disputes over rights and obligations concerning intellectual property. Protecting against the unauthorized use of our proprietary rights is expensive, difficult and, in some cases, impossible. See “Risk Factors.”

Employees

As of September 30, 2007, we employed 123 full time employees and 25 contractors located across the United States, China, Canada and Europe. None of our employees are covered by a collective bargaining agreement or are members of a labor union and we have not experienced any work stoppages. We consider our current employee relations to be good.

Facilities

Our corporate headquarters are located in Sunnyvale, California, where we lease a facility of approximately 11,350 square feet used primarily for executive offices, administrative purposes, platform design and development and sales and marketing purposes. The lease agreement for this facility expires in April 2010. Additionally, we have an operations facility in Sunnyvale of approximately 6,564 square feet. The lease agreement for this facility expires in September 2010. We are in the process of transitioning the functions performed in the Sunnyvale operations facility to our new Hong Kong facility. We intend to terminate the lease on the Sunnyvale operations facility upon completion of this transition.

In China, we lease an approximately 14,100 square foot facility in Wuhan used primarily for research and development and approximately 2,700 square feet in Shenzhen used primarily for overseeing our contract manufacturing relationships. Leases for these facilities expire in February 2008 and August 2009, respectively. We recently opened an office in Hong Kong, which we intend to be used for the final assembly and testing portion of our manufacturing process. The lease of our Hong Kong facility is for approximately 2,250 square feet. The lease agreement for our Hong Kong facility expires in November 2009.

We believe our current facilities are sufficient for our current needs. We intend to add new facilities or expand existing facilities as we add employees or expand our markets, and we believe suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

From time to time, we may become involved in legal proceedings. We are not presently involved in any legal proceedings, the outcome of which, if determined adversely, would have a material adverse affect on our business, operating results or financial condition. There can be no assurance that existing or future legal proceedings arising in the ordinary course of business or otherwise will not have a material adverse effect on our business, operating results or financial condition.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages and positions as of December 1, 2007, are set forth below:

Name	Age	Position
Charles R. Kenmore	57	President, Chief Executive Officer and Director
Robert S. Tick	39	Chief Financial Officer and Secretary
Gregory S. Gum	49	Vice President of Marketing & Business Development
Lewis E. Nichols	62	Vice President of Operations
Frank Y. Ou	44	Vice President of Engineering
Keith A. Zalenski	38	Vice President of Global Sales
F. Michael Pascoe(2)(3)	55	Director and Chairman of the Board
Jean-Luc Abaziou	50	Director
George T. Bruno(1)(2)	71	Director
WuFu Chen(3)	57	Director
Matthew J. Flanigan(1)(2)	62	Director
Michael Gorin(1)(3)	65	Director
Anthony Sun(1)	55	Director

(1) Member of Audit Committee.

(2) Member of Compensation Committee.

(3) Member of Nominating/Corporate Governance Committee.

Charles R. Kenmore has served as our President and Chief Executive Officer since January 1999. Mr. Kenmore has also served as a member of our board of directors since January 1999. From January 1999 to March 2000, Mr. Kenmore served as our President and co-Chief Executive Officer. From February 1999 to July 2007, Mr. Kenmore served as our Chief Financial Officer. From November 1997 to November 1998, Mr. Kenmore served as Senior Vice President of ADC Telecommunications, Inc., a telecommunications equipment manufacturer, and President of ADC Telecommunications International, Inc., its subsidiary. From January 1995 to November 1997, Mr. Kenmore served as Senior Vice President of Boca Research Inc., a data communications and Internet access product manufacturer, and General Manager of its international division. From January 1989 to January 1995, Mr. Kenmore served as Vice President and General Manager, international division, information systems group at Motorola, Inc., a telecommunications company. Mr. Kenmore holds a B.A. in Economics and International Trade from the University of Malaysia.

Robert S. Tick has served as our Chief Financial Officer since July 2007 and our Secretary since August 2007. Mr. Tick previously served as our Vice President of Finance from October 2005 to July 2007 and as our Corporate Controller from April 2003 to November 2004. From November 2004 to October 2005, Mr. Tick served as the Controller for T-RAM Semiconductors Inc., a fabless semiconductor company. From August 2000 to March 2003, Mr. Tick served as the Corporate Controller for Zambeel, Inc., a network attached storage company. Mr. Tick is a Certified Public Accountant and holds a B.S. in Accounting and Finance from San Francisco State University and an M.B.A. from Washington State University.

Gregory S. Gum has served as our Vice President of Marketing and Business Development since February 2005. From May 2003 to February 2005, Mr. Gum served as a Principal and Managing Director of Tsunami Ventures, a technology investment and consulting firm. From October 1999 to March 2003, Mr. Gum served as the Vice President of Business Development for Ishoni Networks, Inc., a

communications and semiconductor company. From May 1987 to September 1999, Mr. Gum held various management positions, including Manager, Associate Director, Director and Executive Director, at USWEST, Inc., a telecommunications company acquired by Qwest Communications International, Inc. Mr. Gum holds a B.A. in Sociology & Statistics from the University of Minnesota and has completed the University of Pennsylvania’s Wharton Executive Management Program in Finance and Marketing.

Lewis E. Nichols has served as our Vice President of Operations since October 2000. From June 1998 to October 2000, Mr. Nichols served as a Project Manager for IBM Corporation. From December 1991 to June 1998, Mr. Nichols held various management positions at Motorola, Inc.

Frank Y. Ou has served as our Vice President of Engineering since June 2003. Mr. Ou previously served as our Senior Director for hardware engineering from October 2000 to June 2003 and in other various senior level engineering positions from July 1998 to October 2000. Mr. Ou holds a B.S. in Electrical Engineering from California State University, Los Angeles and a M.S. in Electrical Engineering from the University of Southern California.

Keith A. Zalenski has served as our Vice President of Global Sales since April 2006 and previously served as our Regional Sales Director from July 2001 to April 2006. From December 1998 to May 2001, Mr. Zalenski served as the Manager for MCI Worldcom and Latin America at Verilink Corporation, a telecommunications company. Mr. Zalenski holds a B.B.A. in Finance from the University of Georgia.

Michael Pascoe has served as a member of our board of directors since July 2000 and as Chairman of the board of directors since 2002. Mr. Pascoe served as the President and Chief Executive Officer of Meriton Networks, Inc., a telecommunications company, since February 2005. From January 2001 until February 2005 Mr. Pascoe was retired. From December 1998 to June 2000, Mr. Pascoe served as president and chief executive officer of PairGain Technologies, Inc., a telecommunications manufacturer that was acquired by ADC Telecommunications, Inc. in June 2000. Prior to that, Mr. Pascoe served as president of Newbridge Networks Corporation, a telecommunications company, from September 1986 to October 1998. Mr. Pascoe holds a B.S. in Electrical Engineering from the University of Waterloo.

Jean-Luc Abaziou has served as a member of our board of directors since October 2002. Mr. Abaziou has served as the Chief Executive Officer of Simpler Networks, a network solutions company, since July 2007. Prior to joining Simpler Networks, Mr. Abaziou was a Venture Partner with Highland Capital Partners, LLC, a venture capital firm, from September 2002 to June 2007. Mr. Abaziou holds a M.S. in Electrical Engineering and Computer Science from École Supérieure d’Electronique de l’Ouest (Angers, France).

George T. Bruno has served as a member of our board of directors since February 2000. From September 1992 to present, Mr. Bruno has served as President and Chief Executive Officer of Bethany Business Group, a consulting company for the communications industry. Mr. Bruno holds a B.A. in Psychology from Regis University.

WuFu Chen is a co-founder and has served as a member of our board of directors since August 1998. From August 1998 to March 2000, Mr. Chen served as our Co-Chief Executive Officer. Mr. Chen has served as the Chief Executive Officer of Beijing Xinwei, a wireless equipment company, since September 2006. Mr. Chen has also served as the Chairman of Acorn Campus, an investment firm, since January 2001 and as the Chairman of iD Innovation Inc., an investment management company, since April 2004. Mr. Chen received a B.S. in Electrical Engineering from National Taiwan University and an M.S. in Electrical Engineering from the University of Florida.

Matthew J. Flanigan has served as a member of our board of directors since September 2007. Mr. Flanigan has served as a Consultant and the Interim Chief Executive Officer of the Electronics Industry Association, an electronics industry trade association, since May 2007. Prior to joining

Electronics Industry Association, Mr. Flanigan served as the President of Telecommunications Industry Association, a telecommunications industry trade association, from April 1994 to December 2006. From April 1988 to January 1994, Mr. Flanigan served as the President and Chief Executive Officer of Cognitronics Corporation, a telecommunications manufacturing company where he had been employed in a variety of positions since July 1965. Mr. Flanigan holds a A.A.S. degree in Mechanical Engineering from Westchester Community College. Mr. Flanigan is also a director of Numerex Corporation, a publicly held fixed and mobile M2M wireless solutions company.

Michael Gorin has served as a member of our board of directors since July 2007. Mr. Gorin is a consultant to Aeroflex Incorporated, a microelectronic, testing and measurement technology company, where he previously served in various management positions including as President, Vice Chairman, Director and Chief Financial Officer from July 1985 to December 2005. Aeroflex was publicly held until August 2007 when it went private. Prior to Aeroflex, Mr. Gorin served as a Senior Vice President of Republic National Bank of New York, a commercial bank, from May 1980 to July 1985. He also served as a Partner, Manager and Staff Accountant at Arthur Andersen & Company, an accounting firm, from June 1963 to May 1980. Mr. Gorin holds a B.B.A. in Accounting from Hofstra University. He became a Certified Public Accountant in 1966. Mr. Gorin is also a director and the audit committee chair, of Limco-Piedmont Inc., a publicly held aviation component services company, and National R.V. Holdings, Inc., a publicly held recreational vehicle manufacturing company.

Anthony Sun has served as a member of our board of directors since September 1998. Mr. Sun is a Managing General Partner at Venrock Associates, a venture capital firm, which he joined in 1979. Mr. Sun holds E.E., S.B.E.E. and S.M.E.E. degrees from MIT and an M.B.A. from Harvard Business School. Mr. Sun is also a director of Cognex Corporation, a publicly held machine vision sensor and systems company.

Our board of directors appoints our executive officers who serve until their successors are appointed. There are no family relationships among any of our directors or executive officers.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of eight members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required. Written board materials are distributed in advance as a general rule, and our board of directors schedules meetings with and presentations from members of our senior management on a regular basis and as required.

Independent Directors

Our board of directors has determined that Messrs. Abaziou, Bruno, Chen, Flanigan, Gorin, Pascoe and Sun qualify as independent directors in accordance with the published listing requirements of Nasdaq. Our board of directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The independent members of our board of directors will also regularly hold separate executive session meetings at which only independent directors are present.

Selection Arrangements

Our current directors were elected pursuant to a voting agreement that we entered into with certain holders of our common and preferred stock. This voting agreement will terminate upon the completion of this offering and there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or their earlier death, resignation or removal.

Classified Board

Our restated certificate of incorporation and our amended and restated bylaws that will become effective immediately prior to the completion of this offering provide for a classified board of directors consisting of three classes of directors, each serving a staggered three year term. As a result, only one class of our board of directors will be elected each year from and after the closing. Messrs. Abaziou, Flanigan and Gorin have been designated Class I directors whose terms will expire at the first annual meeting of stockholders after the completion of the offering. Messrs. Chen and Sun have been designated Class II directors whose terms will expire at the second annual meeting of stockholders after the completion of the offering. Messrs. Bruno, Kenmore and Pascoe have been designated Class III directors whose terms will expire at the third annual meeting of stockholders after the completion of the offering. The number of authorized directors may be changed only by resolution of a number of directors that is more than half of the number of directors then authorized (including any vacancies), and that, except as otherwise required by law or by resolution of the board, any vacancies or new directorships on the board may be filled only by vote of the directors and not by stockholders. Directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. The classification of the board of directors may have the effect of delaying or preventing changes in control of our company.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating/corporate governance committee. Our board of directors and its committees set schedules to meet throughout the year and also can hold special meetings and act by written consent under certain circumstances. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of our board of directors qualifies as an independent director in accordance with the Nasdaq standards described above. Each committee of our board of directors has a written charter approved by our board of directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, copies of each charter will be posted on our website at www.andanetworks.com under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Audit Committee

The audit committee of our board of directors oversees our accounting practices, system of internal controls, audit processes and financial reporting processes. Among other things, our audit committee is responsible for reviewing our disclosure controls and processes and the adequacy and effectiveness of our internal controls. It also discusses the scope and results of the audit with our independent auditors, reviews with our management and our independent auditors our interim and year-end operating results and, as appropriate, initiates inquiries into aspects of our financial affairs. Our audit committee has oversight for our code of business conduct and is responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, or matters related to our code of business conduct, and for the confidential, anonymous submission by our employees of concerns regarding such matters. In addition, our audit committee has sole and direct responsibility for the appointment, retention, compensation and oversight of the work of our independent auditors, including approving services and fee arrangements. Our audit committee also is responsible for reviewing and approving all related party transactions in accordance with the applicable rules of Nasdaq and our policies and procedures with respect to related person transactions.

The current members of our audit committee are Messrs. Bruno, Flanigan, Gorin and Sun. Messrs. Bruno, Flanigan and Gorin are each independent for audit committee purposes under the rules and regulations of the SEC and the listing standards of Nasdaq. Mr. Gorin chairs the audit committee. Under the listing standards of Nasdaq and applicable rules of the SEC, by no later than the first anniversary of the completion of this offering, each member of our audit committee must be an independent director for audit committee purposes. We intend to comply with these requirements prior the first anniversary of the completion of this offering.

Our board of directors has determined that Mr. Gorin is an “audit committee financial expert” as defined in Item 407(d)(5)(i) of Regulation S-K. The designation does not impose on Mr. Gorin any duties, obligations or liability that are greater than are generally imposed on him as a member of our audit committee and our board of directors.

Compensation Committee

The members of our compensation committee are Messrs. Bruno, Flanigan and Pascoe. Mr. Bruno chairs the compensation committee. The purpose of our compensation committee is to have primary responsibility for discharging the responsibilities of our board of directors relating to executive compensation policies and programs. Among other things, specific responsibilities of our compensation committee include evaluating the performance of our chief executive officer and determining our chief executive officer’s compensation. In consultation with our chief executive officer, it will also determine the compensation of our other executive officers. In addition, our compensation committee will administer our equity compensation plans and has the authority to grant equity awards and approve modifications of such awards under our equity compensation plans, subject to the terms and conditions of the equity award policy adopted by our board of directors. Our compensation committee also reviews and approves various other compensation policies and matters.

Nominating/Corporate Governance Committee

The current members of our nominating/corporate governance committee are Messrs. Chen, Gorin and Pascoe. Mr. Pascoe chairs the nominating/corporate governance committee. The nominating/corporate governance committee of our board of directors oversees the nomination of directors, including, among other things, identifying, evaluating and making recommendations of nominees to our board of directors and evaluates the performance of our board of directors and individual directors. Our nominating/corporate governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and making recommendations to our board of directors concerning corporate governance matters.

Code of Business Conduct

Our board of directors has adopted a code of business conduct. The code of business conduct will apply to all of our employees, officers and directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our code of business conduct will be posted on our website at www.andanetworks.com under the Investor Relations section. We intend to disclose future amendments to certain provisions of our code of business conduct, or waivers of such provisions, at the same location on our website identified above and also in public filings. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Compensation Committee Interlocks and Insider Participation

As noted above, the compensation committee of our board of directors currently consists of Messrs. Bruno, Flanigan and Pascoe. None of our executive officers has ever served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors or our compensation committee.

Limitation of Liability and Indemnification

We intend to enter into indemnification agreements with each of our directors and executive officers and certain other key employees. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or key employee because of his or her status as one of our directors, executive officers or key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and such key employees in connection with a legal proceeding.

Our restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. Our bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

We design our overall compensation philosophy to attract and retain executive officers with the skills, experience and commitment to help us achieve our business objectives. We link the incentive compensation for our officers to the achievement of our financial and business goals, except for certain bonus opportunities for Mr. Gum, as discussed below. In this discussion and analysis, and in the detailed tables and narratives that follow, we discuss the compensation of the following individuals, whom we refer to as our named executive officers: Charles R. Kenmore, our President and Chief Executive Officer; Robert S. Tick, our Chief Financial Officer; Gregory S. Gum, our Vice President of Marketing & Business Development; Lewis E. Nichols, our Vice President of Operations; Frank Y. Ou, our Vice President of Engineering; and Keith A. Zalenski, our Vice President of Global Sales.

The goal of our compensation program is to closely align incentive rewards for our executive officers with specific and quantifiable business and financial objectives that build value for our stockholders. Historically, our board of directors has made the final determinations regarding the compensation of our executive officers. However, our compensation committee now has responsibility for establishing, implementing and monitoring adherence to our compensation program. We strive to reward our executive officers with compensation that is within our budget and is sufficient to retain such officers while concurrently aligning their interests with the achievement of our annual financial and business goals as well as the goals of our stockholders and customers. In general, we have not increased the cash compensation of our executive officers from the initial amounts negotiated in each officer’s offer letter unless an officer has been promoted or has assumed additional responsibilities. We do not use rigid guidelines or formulas to determine the amount and mix of compensation elements for each executive officer, but we have informally maintained the mix of cash compensation between base salary and incentive compensation at certain ratios, as discussed under “Base Salaries” below. We have not adopted any formal or informal policies or guidelines for allocating compensation between cash and non-cash compensation or among different forms of non-cash compensation. Instead, we rely on the judgment and experience of our chief executive officer and board members (with respect to compensation for our chief executive officer) and, when appropriate, consult compensation surveys of high-technology companies in the same region to provide guidance with respect to our officer compensation, including the starting annual compensation reflected in offer letters. Our board of directors made certain adjustments among the mix of base salary and incentive compensation when it approved a company-wide base salary reduction effective July 16, 2002 in order to conserve our cash. Beginning in 2006, we restored such salary reduction amounts to our executive officers’ target bonus opportunities over four quarters, as described below. The primary factors that we use to determine an executive officer’s compensation include our initial negotiations in recruiting the executive officer, the promotion of an officer or the officer’s enhanced scope of responsibilities, the judgment of our chief executive officer and our directors with respect to the market conditions and an officer’s seniority with us.

Role of Executives and Compensation Consultant

Our chief executive officer and chief financial officer support our board of directors in its work by providing compensation surveys of high technology companies located in our region and information relating to our financial plans and business objectives. Other than his own compensation, our chief executive officer has historically had significant discretion in determining the compensation of our executive officers, and our board of directors has traditionally deferred to his judgment. Our chief executive officer may make proposals regarding his own compensation to our compensation committee, which then makes recommendations to our board of directors. In 2006 and 2007, our board of directors had the final authority to make decisions regarding the compensation of our chief executive officer and our other executive officers. Our compensation committee has the authority under its charter to engage the services of outside counsel, consultants, accountants and other advisors to assist it to discharge its responsibilities relating to our executive compensation policies. Our compensation committee has hired a compensation consultant to help evaluate both the cash and equity components of the compensation for our executive officers and our other employees, and to recommend any changes to our cash and equity compensation in order to conform the compensation of our employees, including our executive officers, more closely to market rates.

Principal Elements of Executive Compensation

The total compensation of our executive officers consists of the following elements:

•	base salary;

•	annual cash and incentive bonus dependent on our financial performance and for Mr. Gum, additional bonuses may be earned upon our execution of certain revenue-generating contracts;

•	long-term incentive compensation, consisting of equity awards; and

•	life insurance reimbursement.

Our executive officers are also entitled to potential payments upon specified termination events prior to and after a change in control, as discussed below. Additionally, our executive officers receive other benefits that are generally available to our employees.

Base Salaries

In July 2002 our board of directors approved a company-wide program which reduced the base salary of our executive officers and many of our employees in order to conserve our cash. We reduced the base salary of Messrs. Kenmore, Nichols and Ou, who were each employed with us at that time, by 15% from the level that existed before such reduction. Mr. Kenmore recommended this 15% salary reduction, which was approved by our board of directors, because in the experience of Mr. Kenmore and our board of directors, it was a salary reduction that would help us conserve our cash while at the same time minimizing our attrition. We did not reduce Mr. Zalenski’s base salary because he was not an executive officer at the time and his salary and bonus compensation were already commensurate with his position. When we recruited Mr. Tick, the base salary in his offer letter reflected a base salary reduction of 12.5%, which was equal to a reduction of $20,000. Mr. Gum’s base salary was not affected by a base salary reduction because he was not with us at the time of the reduction, and his base salary remains at the same amount that was agreed to in his 2005 offer letter. In 2006, as a result of our improved cash position from our Series 1 financing, our board of directors approved an increase to the cash compensation of our executive officers who were affected by the base salary reduction. Please see the discussion under “Annual Incentive Compensation” below regarding how the base salary reduction amount was returned to the target bonus opportunities of our executive officers.

We hired Mr. Kenmore to serve as our president and co-chief executive officer in 1999. Our chief executive officer is paid a higher base salary and is eligible for greater incentive compensation than our other officers, because he has the most responsibility for our overall strategy and performance. In addition, during his long service with us, he has been instrumental in leading us to the financial successes that we have achieved. Mr. Kenmore’s total potential cash compensation, including base salary and annual target bonus, was $411,250 in 2001, based on Mr. Kenmore’s negotiations with our board of directors. In 2002, to conserve our cash, our board of directors reduced Mr. Kenmore’s total compensation to $376,000, where it remained through March 31, 2006. In 2007, our board of directors approved an adjustment in Mr. Kenmore’s cash compensation that was effective retroactively to April 1, 2006, based on our board’s belief that Mr. Kenmore played a critical role in our improved financial performance. Our board raised his total potential cash compensation back to its 2001 amount of $411,250 because that was the amount previously negotiated by Mr. Kenmore, but our board adjusted his ratio of base salary to incentive compensation. Specifically, we increased his annual base salary from $199,750 to $250,000 because that was the rate that our board believed is comparable to chief executive officers of other similarly situated privately held high-technology companies located in our region, and we proportionally reduced his annual target bonus amount, as discussed under “Annual Incentive Compensation” below.

The mix of cash compensation between base salary and incentive compensation is maintained at a ratio that is approximately 70% for Mr. Tick, our chief financial officer, and Messrs. Nichols and Ou, our vice presidents who have been our long-time employees. Historically, this mix of cash compensation between base salary and incentive compensation was closer to 80%, which in the experience of our board of directors, was comparable to other high technology companies in our region with comparable revenue. The ratio was reduced to 70% as a result of the restoration of the base salary reduction to the incentive compensation of our officers, as discussed in greater detail under “Annual Incentive Compensation.” Mr. Gum’s ratio of base salary to incentive compensation is higher at approximately 79% because he joined us more recently and was not subject to the 15% base salary reduction and subsequent return of the base salary reduction amount to the target bonus amount. Our chief executive officer has a ratio of base salary to incentive compensation that is at approximately 60% as a result of an increase to his annual base salary, as discussed above. Our vice president of global sales, for whom a significant portion of compensation is linked to our revenue, has a ratio that is approximately 43%.

The salary we paid in 2006 to each named executive officer is reflected in the 2006 Summary Compensation Table below, and each named executive officer’s 2007 annual base salary rate is as follows:

Mr. Kenmore:	$250,000
Mr. Tick:	$140,000
Mr. Gum:	$170,000
Mr. Nichols:	$136,000
Mr. Ou:	$130,050
Mr. Zalenski:	$130,000

Our compensation committee evaluates and determines the base salaries of our executive officers, including deciding whether to change such base salaries, based on a recommendation from the compensation consultant that it has hired. We anticipate that such evaluation will occur annually, with the first change to the base salary rates of our executive officers (if any) to be effective in conjunction with this offering. None of our executive officers is a member of our compensation committee.

Annual Incentive Compensation

The goal of our bonus program is to motivate our officers to help us achieve our corporate objectives and make our cost structure more variable, so that costs vary directly with our financial performance.

In 2006, our board of directors approved an increase to the target bonus opportunities of our executive officers who were affected by the base salary reduction implemented in July 2002. Based on a third-party compensation survey of privately held high-technology companies in the western region of the United States, our directors recognized that we paid such officers at below-market base salary rates. We restored the amount of each executive officer’s base salary reduction to each such officer by increasing his target bonus opportunities on a quarterly basis for four quarters. Starting in the second quarter of 2006, we added 25% of the total amount of an executive officer’s base salary reduction to such officer’s quarterly target bonus opportunity. For example, the base salary reduction attributable to Mr. Tick was $20,000, and from the second quarter of 2006 through the first quarter of 2007, we increased his bonus opportunity in each quarter by $5,000. We believe that transferring the base salary reduction amount to the target bonus amount provides greater motivation for our executive officers to help us achieve our corporate objectives and caused our cost structure to correlate more closely with our financial performance. In addition, we reduced Mr. Kenmore’s target bonus opportunity from $211,500 to $161,250 in order to maintain Mr. Kenmore’s total target compensation at $411,250. By increasing Mr. Kenmore’s base salary and concurrently reducing Mr. Kenmore’s target bonus opportunity, we adjusted the ratio between Mr. Kenmore’s base salary and target bonus in order to approximate more closely the ratio applicable to our other executive officers, other than Mr. Zalenski.

Before the start of each fiscal year, our board of directors approves an annual budget, which includes the annual incentive compensation arrangement that applies to Messrs. Kenmore, Tick, Gum, Nichols and Ou. As our vice president of global sales, Mr. Zalenski’s compensation is not included in this incentive compensation arrangement, and we describe his commissions separately below. Mr. Gum also has additional bonus opportunities related to the execution of certain revenue-generating contracts, as described separately below. We pay incentive compensation to Messrs. Kenmore, Tick, Gum, Nichols and Ou on a quarterly basis, with each quarterly target bonus amount equal to one-quarter of each officer’s annual target bonus amount. We have increased Mr. Tick’s target bonus amount from the target amount initially set forth in his offer letter by transferring his base salary reduction amount that was equal to 12.5% of his base salary to his target bonus amount. Mr. Gum’s target bonus amount for 2006 and 2007 has remained the same as the target bonus amount originally set forth in his 2005 offer letter, except for certain additional bonus opportunities that became effective March 1, 2007, as described separately below. The total cash compensation for Mr. Nichols has not increased for more than five years, and the total cash compensation for Messrs. Ou and Zalenski was last increased in June 2003 and April 2006, respectively, as a result of their respective promotions to their current officer positions.

Under the bonus programs applicable to 2006 and 2007, Messrs. Kenmore, Tick, Gum, Nichols and Ou earn their quarterly bonuses if we achieve certain quarterly financial and business objectives. For both years, we did not use individual goals to determine an executive officer’s incentive compensation amount under this bonus program. In 2006, we deemed that the following three goals, a revenue objective, a product/service gross margin objective and a cash/liquidity objective, accurately measured our financial performance. Because we deemed the revenue objective to be most important, we assigned 50% of a quarterly potential bonus amount to the achievement of this objective and assigned 25% of a quarterly potential bonus amount to each of the other two objectives, which we deemed equally important as to each other. Specifically, (a) 50% of a quarterly bonus was payable if the revenue that we recognized in accordance with GAAP met certain targets; (b) 25% of a quarterly bonus was payable if we maintained our product and service gross margin at a rate that is equal to or greater than 50%; and (c) the remaining 25% of a quarterly bonus was payable if we conserved our cash and maintained minimum cash and liquidity for working capital at certain levels, which we determined by subtracting our debts from the sum of our cash balance plus inventory/work in progress plus our accounts receivable. The bonuses we paid in 2006 to each named executive officer are reflected in the 2006 Summary Compensation Table below.

In 2007, our board of directors determined that the following three goals, a revenue objective, a product/service gross margin objective and a net income/loss objective, accurately measured our financial performance. Our board of directors again deemed revenue as the most important objective and assigned to it the greatest potential bonus amount and allocated the potential bonus amount equally amongst the other two objectives. Our achievement of each of the following goals resulted in a percentage of the quarterly bonus being paid: (a) a revenue objective that measures our revenue recognized in accordance with GAAP for each quarter, pursuant to which 50% of the quarterly bonus would be paid if 100% of the objective is met; (b) a product/service gross margin objective, pursuant to which 25% of the quarterly bonus would be paid if 100% of the objective is met and (c) a net income/loss objective, pursuant to which 25% of the quarterly bonus would be paid if 100% of the objective is met.

Each named executive officer’s 2007 annual target bonus opportunity is as follows:

Mr. Kenmore:	$161,250
Mr. Tick:	$68,000
Mr. Gum:	$50,000
Mr. Nichols:	$56,000
Mr. Ou:	$61,200

In connection with his promotion as our chief financial officer in July 2007, our board of directors extended Mr. Tick an opportunity to earn an additional $40,000 in recognition of his critical role and responsibilities in effecting this offering. The amount of this bonus was established with the expectation that he would be required to complete at least four months of intense work related to this offering.

Mr. Kenmore, our chief executive officer, established the commission plans for Mr. Zalenski and the bonus opportunity for Mr. Gum that is discussed below, and our compensation committee has ratified Mr. Kenmore’s authority to establish incentive programs for executive officers other than him. In connection with Mr. Zalenski’s promotion to be our Vice President of Global Sales in April 2006, we increased his target commission amount from $150,000 to $165,000 and his target commission amount for 2007 remains at $165,000. We pay Mr. Zalenski one-third of his earned commissions when a firm purchase order is booked and two-thirds of his earned commissions when we ship our product and recognize revenue. We pay his commissions on a monthly basis. With respect to a purchase order, his commissions were equal to (a) in 2006, 75% (85% for 2007) of his commission rate multiplied by the revenue amount contained in the purchase order plus (b) in 2006, 25% (15% for 2007) of his commission rate multiplied by the revenue amount contained in the purchase order only if the product sold in the purchase order was sold at a price that is no less than the maximum discounted price that we have established for such product. In other words, if a product sells at a discount greater than the maximum discount rate permitted by us for such product, Mr. Zalenski does not earn 15% of his potential commission amount with respect to such purchase order in 2006 or 25% of his potential commission amount with respect to such purchase order in 2007. If collections from firm purchase orders are not made within a reasonable time after the order is booked, Mr. Zalenski must repay his commissions to us.

Mr. Gum is eligible to earn up to an additional $115,000 pursuant to a letter agreement with us that is effective March 1, 2007 through February 28, 2008, based on our execution of certain revenue-generating contracts. Specifically, when we executed our agreement with Nortel, Mr. Gum earned $35,000; when one of our value-added partners executes an agreement with a tier 1 European carrier in which more than $10,000,000 of our products are sold, Mr. Gum will earn $30,000; if we execute a contract with a wireless carrier for backhaul applications with our products, Mr. Gum will earn $20,000; and for each agreement that we sign with a carrier listed in the Total Telecom 2006 Top 25 worldwide carriers, Mr. Gum will earn $10,000.

Long-Term Incentive Compensation

Background.    We established our equity incentive plans to align the interests of our employees, including our executive officers, with the interests of our stockholders and to provide them an incentive to support our long-term success and growth. We award our equity incentive compensation in the form of options to acquire shares of our common stock, because we believe that stock options incentivize our executive officers and are directly tied to any increase in the value of our business. Our board of directors and compensation committee have the authority to make equity grants to executive officers, although both our board of directors and compensation committee considered the recommendations of our chief executive officer for all of the options granted to our executive officers, including to him. Following this offering, our compensation committee will make all equity grants to our executive officers.

Timing and Size of Grants.    We typically grant a stock option of significant size in the year that an executive officer commences employment. Generally, the initial hire grant vests according to a four-year schedule in which 25% of the option vests after twelve months of continuous service and 1/48th of the option vests upon the completion of each of the next thirty-six months of continuous service. Thereafter, we may make option grants at varying times and in varying amounts at the discretion of our compensation committee or our board of directors. We do not have any program or obligation that requires us to grant equity compensation to any executive officer on specified dates. The size of each grant is generally set at a level that our board of directors or compensation committee deems appropriate to create a meaningful opportunity for stock ownership while reflecting the individual’s position and longevity with us, the individual’s existing equity holdings, an officer’s total equity holdings relative to other executive officers and the individual’s potential for future responsibility.

2006 and 2007 Grants.    To date, we have not granted additional refresh options to employees on an annual basis. Instead, we granted additional options to employees we deem critical to our success and those who have made significant contributions in achieving our goals or in response to an extraordinary event. For example, our Series 1 financing in June 2006 was highly dilutive to the equity holdings of our employees, including our executive officers, and in order to provide our employees with a meaningful equity stake in us, we granted additional refresh options to all of our employees, including our executive officers, in October 2006. Our board of directors consulted a compensation survey prepared by one of our investors and a Culpepper compensation survey of high-technology companies in the Western region to decide that the total equity holding of our chief executive officer should be equal to five percent of our total outstanding securities on a fully diluted basis. The refresh options granted to our remaining executive officers put the total equity holding of each of these officers at approximately one percent of our total outstanding securities on a fully diluted basis, which in the judgment and experience of our directors was appropriate for our vice presidents. Specifically, we granted options to Mr. Ou that put his total equity holding at approximately 1.5% of our total outstanding securities in recognition of his critical role as our vice president of engineering and long-time service with us; we granted Messrs. Tick and Nichols options that put each of their total equity holdings at approximately 0.95% of our total outstanding securities in recognition of their long-time service with us; we granted Mr. Zalenski options that put his total equity holdings at approximately 0.9% of our total outstanding securities, which was slightly lower than the equity holdings of Messrs. Tick and Nichols because we took into account the higher cash compensation that he is eligible to earn; and we granted Mr. Gum options that put his total equity holdings at approximately 0.7% of our total outstanding securities to reflect that he is our most recently hired executive officer. Because Mr. Gum joined us more recently than our other executive officers, his base salary is relatively higher and his option grant is relatively lower than the other executive officers. We anticipate that future executive officer hires will be compensated similarly to Mr. Gum.

In December 2006, to motivate Mr. Kenmore to lead us to this offering, our board of directors approved an option for Mr. Kenmore in an amount equal to approximately 1.0% of our total outstanding securities based on a recommendation from our compensation committee, which negotiated this option with Mr. Kenmore. This option only starts to vest following the completion of this offering on a monthly basis over a two-year period.

In connection with his promotion as our chief financial officer in July 2007, our board of directors granted to Mr. Tick an additional option that put his total equity holding at approximately 1.25% of our total outstanding securities. Our board of directors determined this equity percentage for Mr. Tick based on a compensation survey of private high-technology companies in Silicon Valley prepared by one of our investors, and 1.25% was in the low to medium equity holding range for a chief financial officer. To further motivate Mr. Tick to work towards this offering, this additional option only starts to vest on a monthly basis over a four-year period following the completion of this offering.

In December 2007, based on the recommendation of our compensation consultant, our named executive officers were each granted the following options to purchase shares of our common stock at an exercise price of $2.83 per share: (a) Mr. Kenmore: 200,000 shares; (b) Mr. Tick: 90,000 shares; (c) Mr. Gum: 75,000 shares; (d) Mr. Nichols: 68,500 shares; (e) Mr. Ou: 75,000 shares; and (f) Mr. Zalenski: 75,000 shares. Each of these options vests in equal monthly installments over 48 months of continuous service.

Stock Valuation.    In the absence of a public trading market for our common stock, our board of directors determined the fair market value of our common stock in good faith using factors it considered appropriate, including the price at which shares of our common stock and preferred stock had previously been issued, the rights associated with our preferred stock and our business prospects, and which more recently included a written report prepared by an independent valuation firm retained by our board of directors in 2006. All 2006 equity awards to our employees, including named executive officers, had an exercise price equal to the fair market value of our common stock on the grant date, as defined under Internal Revenue Service regulations and determined by our board of directors based on a contemporaneous valuation by the independent valuation firm. Following this offering, we expect the exercise price of our options to be equal to the closing price of our common stock on the date of the grant.

Restricted Shares.    We generally do not use restricted stock awards because we believe that options offer a more powerful incentive. However, in the future our compensation committee may consider the grant of restricted shares of our common stock in appropriate circumstances.

Stock Ownership Guidelines

We currently do not require our directors or executive officers to own a particular amount of our common stock. Our compensation committee believes that the stock and option holdings of our directors and executive officers are sufficient at this time to provide them incentive to perform for us and to align this group’s interests with those of our stockholders.

Perquisites

Our executive officers participate in our group insurance and employee benefit plans on the same terms as our other salaried employees, including a 401(k) plan that does not contain any matching contributions, medical, dental and vision plans, a long-term disability program, a flexible spending account plan and accidental death and dismemberment insurance. At this time, we do not provide special benefits or other perquisites to our executive officers, except that we pay 75% of the premium for term life insurance policies for our officers. The actual amount paid by us is set forth below in the 2006 Summary Compensation Table.

Severance Benefits

Our board of directors and compensation committee have approved severance benefits that have been reflected in severance agreements with our executive officers. We have entered into these agreements with Messrs. Kenmore, Tick, Gum, Nichols, Ou and Zalenski regarding their severance terms. Based on their experience, the members of our board of directors and compensation committee determined that the severance amounts and vesting acceleration approved were within current market ranges for a privately held high-technology company with revenue similar to ours. If our chief executive officer is terminated without cause, he will receive as severance nine months of his base pay and nine months of vesting acceleration with respect to his options, provided that he signs a general release of claims. Each of our other named executive officers will be eligible to receive six months of base pay and six months of vesting acceleration with respect to his options upon a termination by us without cause, provided that such officer signs a general release of claims. In addition, in the event of an involuntary termination that occurs within twelve months following a change in control, each officer also receives the cash severance benefits previously described and all of his currently unvested options will become fully vested. These protections are intended to preserve employee morale and productivity and promote retention in the event that an actual or rumored change in control occurs. Please see “Executive Compensation — Potential Payments Upon Termination or Change in Control” below for more details.

Financial Restatement

Our compensation committee has not adopted a policy on whether we will make retroactive adjustments to any cash or equity-based incentive compensation paid to executive officers or other employees where the payment was predicated upon the achievement of financial results that were subsequently the subject of a restatement. Our compensation committee believes that this issue is best addressed when the need actually arises, when all of the facts regarding the restatement are known.

Tax and Accounting Treatment of Compensation

Section 162(m) of the Internal Revenue Code places a limit of $1.0 million per person on the amount of compensation that we may deduct in any one year with respect to each of our named executive officers other than the chief financial officer. There is an exemption from the $1.0 million limitation for performance-based compensation that meets certain requirements. All grants of options or stock appreciation rights under our 2007 Equity Incentive Plan, which we intend to adopt before this offering, are intended to qualify for the exemption. Please see “Executive Compensation — Equity Incentive Plan: 2007 Equity Incentive Plan” for more details. Grants of restricted shares or stock units under our 2007 Equity Incentive Plan may qualify for the exemption if vesting is contingent on the attainment of objectives based on the performance criteria set forth in the plan and if certain other requirements are satisfied. Grants of restricted shares or stock units that vest solely on the basis of service cannot qualify for the exemption. Our current cash incentive plan is not designed to qualify for the exemption. To maintain flexibility in compensating officers in a manner designed to promote varying corporate goals, our compensation committee has not adopted a policy requiring all compensation to be deductible. Although tax deductions for some amounts that we pay to our named executive officers as compensation may be limited by section 162(m), that limitation does not result in the current payment of increased federal income taxes by us due to our significant net operating loss carry-forwards. Our compensation committee may approve compensation or changes to plans, programs or awards that may cause the compensation or awards to exceed the limitation under section 162(m) if it determines that such action is appropriate and in our best interests.

We account for equity compensation paid to our employees under the rules of SFAS No. 123(R), which requires us to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued. We have not tailored our executive compensation program to achieve particular accounting results.

Summary

Our compensation committee believes that our compensation philosophy and programs are designed to conserve cash and reward officers only if our corporate objectives are achieved. Our compensation committee believes that the compensation of our executive officers has been both appropriate and critical in our ability to meet our business goals. Our compensation committee has reviewed the Compensation Discussion and Analysis and discussed that Analysis with management.

2006 Summary Compensation Table

The following table sets forth the total compensation awarded to, earned by, or paid to our “principal executive officer,” “principal financial officer” and our other executive officers for all services rendered in all capacities to us in 2006.

Name and Principal Position	Year	Base Salary	Cash Bonuses	Option Awards(1)	Non-Equity Incentive Plan Compensation		All Other Compensation(2)	Total
Charles R. Kenmore President, Chief Executive Officer and Director	2006	$220,478	—	$69,774	$104,923	(3)	$2,404	$397,579
Robert S. Tick Chief Financial Officer and Secretary	2006	$140,000	—	$13,192	$30,281	(3)	$2,427	$185,900
Gregory S. Gum Vice President of Marketing & Business Development	2006	$170,000	—	$9,594	$54,775	(3)	$568	$234,937
Lewis E. Nichols Vice President of Operations	2006	$136,000	—	$13,143	$21,938	(3)	$2,160	$173,241
Frank Y. Ou Vice President of Engineering	2006	$130,050	—	$20,974	$25,281	(3)	$1,144	$177,449
Keith A. Zalenski Vice President of Global Sales	2006	$127,708	—	$12,604	$94,871	(4)	—	$235,183

(1)	The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with SFAS No. 123(R), excluding forfeiture estimates. See Note 1 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of our assumptions in determining the SFAS No. 123(R) values of our option awards.

(2)	Reflects our payment of 75% of each officer’s life insurance premiums.

(3)	Reflects payments pursuant to our 2006 bonus program.

(4)	Reflects Mr. Zalenski’s participation in his 2006 commission plan.

Mr. Gum earned a bonus of $4,688 in the fourth quarter of 2006 that was paid in the first quarter of 2007.

In addition to the above, on July 6, 2007, our board of directors approved for Mr. Tick a special cash bonus of $40,000 that is payable within 15 days after we print our preliminary prospectus with respect to this offering. Mr. Gum is eligible to earn up to an additional $115,000 pursuant to a letter agreement with us that is effective March 1, 2007 through February 28, 2008, based on our execution of certain revenue-generating contracts. Please see “Compensation Discussion and Analysis — Annual Incentive Compensation” above for more detail.

“Salary” and “Non-Equity Incentive Plan Compensation” accounted for the following percentages of the “Total Compensation” of our named executive officers in 2006:

Name	Salary	Non-Equity Incentive Plan Compensation
Charles R. Kenmore	55%	26%
Robert S. Tick	75	16
Gregory S. Gum	72	23
Lewis E. Nichols	79	13
Frank Y. Ou	73	14
Keith A. Zalenski	54	40

2006 Grants of Plan-Based Awards

The following table sets forth each plan-based award granted to our named executive officers during the 2006 fiscal year.

The amounts shown in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards — Target” column for Messrs. Kenmore, Tick, Gum, Nichols and Ou reflect their participation in our 2006 bonus program, which is described in greater detail in “Executive Compensation — Compensation Discussion and Analysis” above. The amounts that we paid to Messrs. Kenmore, Tick, Gum, Nichols and Ou are reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above.

The amount shown in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards — Target” column for Mr. Zalenski reflects his annual target commission, which is described in greater detail in “Executive Compensation — Compensation Discussion and Analysis” above. The amount that we paid to Mr. Zalenski is reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above.

The option for 308,070 shares granted to Mr. Kenmore on December 14, 2006, shown in the “Estimated Future Payouts Under Equity Incentive Plan Awards” column, was granted as an incentive to lead us to this offering. 1/24th of this option will vest upon Mr. Kenmore’s completion of each month of continuous service following the closing date of this offering.

In connection with his promotion to be our chief financial officer, Mr. Tick was granted an option to purchase 93,600 shares on July 6, 2007, at an exercise price of $0.95 per share. Upon Mr. Tick’s completion of each month of continuous service following the closing date of this offering, 1/48th of this option will vest.

On December 11, 2007, our named executive officers were each granted the following options to purchase shares of our common stock at an exercise price of $2.83 per share: (a) Mr. Kenmore: 200,000 shares; (b) Mr. Tick: 90,000 shares; (c) Mr. Gum: 75,000 shares; (d) Mr. Nichols: 68,500 shares; (e) Mr. Ou: 75,000 shares; and (f) Mr. Zalenski: 75,000 shares. Each of these options vests in equal monthly installments over 48 months of continuous service.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target	Estimated Future Payouts Under Equity Incentive Plan Awards	All Other Option Awards: Number of Securities Underlying Options	Exercise Price of Option Awards ($/Sh)(1)	Grant Date Fair Value of Option Awards(2)
Charles R. Kenmore	10/11/2006	—	—	656,082	$0.75	$537,483
	10/11/2006	—	—	854,678	$0.75	$412,592
	12/14/2006	—	308,070	—	$0.75	$206,721
	N/A	$161,250	—	—	—	—
Robert S. Tick	10/11/2006	—	—	293,210	$0.75	$184,392
	N/A	$68,000	—	—	—	—
Gregory S. Gum	10/11/2006	—	—	214,870	$0.75	$135,126
	N/A	$50,000	—	—	—	—
Lewis E. Nichols	10/11/2006	—	—	286,900	$0.75	$180,423
	N/A	$56,000	—	—	—	—
Frank Y. Ou	10/11/2006	—	—	391,626	$0.75	$246,283
	10/11/2006	—	—	62,514	$0.75	$39,313
	N/A	$61,200	—	—	—	—
Keith A. Zalenski	4/25/2006	—	—	1,987	$17.60	$74
	10/11/2006	—	—	277,970	$0.75	$174,808
	N/A	$165,000	—	—	—	—

(1)	The exercise price of the option award equals the then estimated fair market value of a share of our common stock on the grant date, as determined by our board of directors. Our board of directors determined fair market value, based on a contemporaneous valuation prepared by an independent valuation firm retained by our board of directors in 2006.

(2)	The amounts in this column represent the aggregate grant date fair value of the stock option, computed in accordance with SFAS No. 123(R). See Note 1 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of all our assumptions in determining the SFAS No. 123(R) values of our option awards.

Outstanding Equity Awards at 2006 Fiscal Year-End

The following table sets forth information regarding each unexercised option held by each of our named executive officers as of December 31, 2006. Unless otherwise indicated, all options are immediately exercisable for all of the vested and unvested option shares, subject to our right to repurchase unvested shares upon termination of the executive’s employment.

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options			Number of Securities Underlying Unexercised Unearned Options(#)		Option Exercise Price	Option Expiration Date	Number of Shares of Stock That Have Not Vested		Market Value of Shares of Stock That Have Not Vested
	Vested		Unvested
Charles R. Kenmore	3,750		—	—		$0.40	1/9/2013	—		—
	5,000		—	—		$0.40	1/27/2013	—		—
	1,250		—	—		$0.40	3/17/2013	—		—
	11,394	(1)	4,693	—		$0.40	2/9/2014	—		—
	133,333	(2)(3)	522,749	—		$0.75	10/10/2016	—		—
	518,182	(4)	336,496	—		$0.75	10/10/2016	—		—
	—		—	308,070	(5)	$0.75	12/13/2016	—		—
Robert S. Tick	1,374	(6)	126	—		$0.40	5/5/2013	—		—
	250		—	—		$0.40	8/11/2013	—		—
	619	(7)	256	—		$0.40	2/9/2014	—		—
	1,272	(8)	3,090	—		$0.40	10/24/2015	—		—
	94,377	(3)(9)	198,833	—		$0.75	10/10/2016	—		—
Gregory S. Gum	—		—	—		—	—	2,930	(10)	$2,754	(11)
	625		—	—		$8.00	6/23/2009	—		—
	64,461	(3)(12)	150,409	—		$0.75	10/10/2016	—		—
Lewis E. Nichols	2,812		—	—		$0.40	1/9/2013	—		—
	1,875		—	—		$0.40	1/9/2013	—		—
	3,750		—	—		$0.40	1/9/2013	—		—
	2,337	(1)	963	—		$0.40	2/9/2014	—		—
	111,173	(3)(13)	175,727	—		$0.75	10/10/2016	—		—
Frank Y. Ou	1,250		—	—		$8.00	4/6/2009	—		—
	875		—	—		$20.00	6/11/2011	—		—
	1,250		—	—		$0.40	1/9/2013	—		—
	2,125		—	—		$0.40	6/16/2013	—		—
	3,242	(1)	1,336	—		$0.40	2/9/2014	—		—
	133,333	(3)(14)	258,293	—		$0.75	10/10/2016	—		—
	62,514		—	—		$0.75	10/10/2016	—		—
Keith A. Zalenski	937		—	—		$0.40	1/9/2013	—		—
	1,250		—	—		$0.40	1/9/2013	—		—
	584	(1)	241	—		$0.40	2/9/2014	—		—
	572	(15)	678	—		$0.40	2/22/2015	—		—
	331	(16)	1,656	—		$17.60	4/24/2016	—		—
	95,551	(3)(17)	182,419	—		$0.75	10/10/2016	—		—

(1)	Provided the optionee remains in continuous service with us, 2.0833% of the shares will vest per month over 48 months from the vesting commencement date of February 10, 2004.

(2)

133,333 shares vested on June 2, 2006; 122,749 shares vested in equal monthly installments between January 2, 2007, and June 2, 2007; and 10,584 shares vested on July 2, 2007. Provided that Mr. Kenmore remains in continuous service with us, 122,749 shares will vest in 6 successive, equal monthly installments commencing on January 2, 2008, through June 2, 2008; 10,583 shares will vest on July 2, 2008; 122,750 shares will vest in 6 successive equal monthly installments commencing on January 2, 2009, through June 2, 2009; 10,583 shares will vest on July 2, 2009; and a total of 122,751 shares will vest in 6 successive equal monthly installments commencing on January 2, 2010, through June 2, 2010.

(3)	Exercisability with respect to the shares underlying this option will be deferred to the extent necessary to retain incentive stock option status for all such option shares.

(4)	395,433 shares vested on June 2, 2006; 122,749 shares vested in equal monthly installments between July 2, 2006 and December 2, 2006; 9,874 shares vested on July 2, 2007; and 102,291 shares vested in equal monthly installments between August 2, 2007, and December 2, 2007. Provided Mr. Kenmore remains in continuous service with us, 9,875 shares will vest on July 2, 2008; 102,291 shares will vest in equal monthly installments commencing on August 2, 2008, through December 2, 2008; 9,874 shares will vest on July 2, 2009; and 102,291 shares will vest in equal monthly installments commencing on August 2, 2009, through December 2, 2009.

(5)

Provided the optionee remains in continuous service with us, 1/24th of the shares will vest upon Mr. Kenmore’s completion of each month of continuous service following the closing date of this offering.

(6)	25% of the shares vested at the end of 12 months of continuous service from the vesting commencement date of April 7, 2003, with an additional 2.0833% of the shares vesting upon the completion of each month of continuous service thereafter for 36 months.

(7)	4.1666% of the shares vested upon Mr. Tick’s completion of 2 months of continuous service after the vesting commencement date of February 10, 2004; the remainder of the shares vest at the rate of 2.0833% of the total shares granted at the completion of each of month of continuous service thereafter.

(8)	2.0833% of the shares vest upon Mr. Tick’s completion of each month of continuous service after the vesting commencement date of October 10, 2005.

(9)	22.5% of the shares vested as of the vesting commencement date of June 2, 2006, with an additional 1.6146% of the shares vesting upon the completion of each month of continuous service by Mr. Tick thereafter.

(10)	On February 23, 2005, Mr. Gum was granted an option for 5,625 shares at an exercise price of $0.40 per share. 25% of the options vested following 12 months of continuous service from the vesting commencement date of February 1, 2005, with an additional 2.0833% of the shares vesting upon the completion of each month of continuous service thereafter. On July 23, 2005, Mr. Gum exercised this unvested option in its entirety. The shares acquired as a result of the option exercise are subject to our right to repurchase such shares until they vest in accordance with the schedule described above. As of December 31, 2006, 2,930 exercised shares remain unvested.

(11)	The market value of the shares of stock that have not yet vested was calculated based on an assumed fair market value per share of our common stock as of December 31, 2006, equal to an assumed initial public offering price of $ (the midpoint of the price range set forth on the cover of this prospectus).

(12)	20% of the shares vested as of the vesting commencement date of June 2, 2006, with an additional 1.6666% of the shares vesting following the completion of each month of continuous service thereafter for 48 months.

(13)	30% of the shares vested as of the vesting commencement date of June 2, 2006, with an additional 1.4583% of the shares vesting upon the completion of each month of continuous service thereafter for 48 months.

(14)	133,333 shares vested on June 2, 2006, and provided that Mr. Ou remains in continuous service with us, 258,293 shares will vest in 42 successive equal monthly installments commencing on January 2, 2007, through June 2, 2010.

(15)	2.0833% of the shares vest upon Mr. Zalenski’s completion of each month of continuous service for 48 months after the vesting commencement date of February 15, 2005.

(16)	2.0833% of the shares vest upon Mr. Zalenski’s completion of each month of continuous service for 48 months after the vesting commencement date of April 25, 2006.

(17)	25% of the shares vested as of the vesting commencement date of June 2, 2006, with an additional 1.5625% of the shares vesting following the completion of each month of continuous service thereafter for 48 months.

Stock Vested During 2006

Our named executive officers did not exercise any of their options during fiscal year 2006. However, Mr. Gum exercised options to purchase 5,625 unvested shares on July 23, 2005. The following table shows the number of such exercised shares that vested in 2006. The number reported in the “Number of Shares That Vested” column indicates that number of all unvested exercised shares that vested during 2006. The number reported in the “Value Realized on Vesting” column represents the fair market value at the time of vesting of all unvested exercised shares that vested during 2006 less the exercise price. Because there was no public market for our common stock on the dates the exercised shares vested, we have assumed that the fair market value of our common stock on the relevant vesting dates was equal to $ per share, which is equal to the midpoint of the price range set forth on the cover page of this prospectus.

	Option Awards
Name	Number of Shares That Vested (#)	Value Realized on Vesting ($)
Gregory S. Gum	2,695	$

Employment Agreements and Offer Letters

We have entered into offer letters with each of our executive officers setting forth their respective initial base salary, bonus opportunity and other benefits. The employment of all of our executive officers is “at will,” meaning that either we or they may terminate their employment at any time and for any reason, with or without cause. Additionally, all of our executive officers, as a condition of employment with us, have signed our standard proprietary information and inventions agreement. Please see “Executive Compensation — Potential Payments Upon Termination or Change in Control” below for a description of the severance arrangements for our named executive officers. Please see “Executive Compensation — Compensation Discussion and Analysis” above for a description of each officer’s current annual compensation.

Charles R. Kenmore.    We entered into a letter agreement with Mr. Kenmore in January 1999. Pursuant to this letter agreement, Mr. Kenmore received an initial base salary of $150,000 per year, subject to adjustment pursuant to our compensation policies in effect from time to time. Mr. Kenmore is also eligible for an annual incentive bonus, payable upon the achievement of milestones mutually agreed upon by Mr. Kenmore and our board of directors. Pursuant to a February 2007 letter agreement, effective as of April 1, 2006, Mr. Kenmore’s annual base salary was increased to $250,000 from $199,750 (the rate then in effect), and his total annual bonus opportunity was reduced to $161,250 from $211,500, with his total annual target compensation remaining unchanged from its previous level at $411,250.

Robert S. Tick.    We entered into a letter agreement with Mr. Tick in September 2005. Pursuant to this letter agreement, Mr. Tick received an initial base salary of $140,000 per year, subject to adjustment pursuant to our compensation policies in effect from time to time and which reflected the temporary 12.5% salary reduction then in place. Mr. Tick is also eligible to receive a management incentive bonus based on the completion of certain specific, attainable, quantifiable and measurable objectives. Mr. Tick’s total annual target compensation as contemplated by the letter agreement was $188,000, increasing to $208,000 after we restored his base salary reduction of $20,000 to his quarterly target bonus opportunity. Pursuant to a letter agreement with Mr. Tick entered into in July 2007, Mr. Tick is eligible for a $40,000 bonus within 15 days after we print our preliminary prospectus with respect to this offering. Additionally, Mr. Tick was granted an option to purchase 93,600 shares of our common stock under our 1998 Stock Plan; 1/48th of the shares will vest in equal installments upon the completion of each month of continuous service provided by Mr. Tick following the closing date of this offering. This option is subject to certain vesting acceleration, which is described under the section entitled “Potential Payments Upon Termination or Change in Control” below.

Gregory S. Gum.    We entered into a letter agreement with Mr. Gum in January 2005. Pursuant to this letter agreement, Mr. Gum received an initial base salary of $170,000 per year, subject to adjustment pursuant to our compensation policies in effect from time to time. Mr. Gum is also eligible to receive a management incentive bonus based on the completion of certain specific, attainable, quantifiable and measurable performance objectives. Mr. Gum is further eligible to receive a business development incentive bonus if he achieves certain milestones.

Lewis E. Nichols.    We entered into a letter agreement with Mr. Nichols in October 2000. Pursuant to this letter agreement, Mr. Nichols received an initial base salary of $160,000 per year, subject to adjustment pursuant to our compensation policies in effect from time to time.

Frank Y. Ou.    We entered into a letter agreement with Mr. Ou in June 1998. Pursuant to this letter agreement, Mr. Ou received an initial base salary of $120,000 per year, subject to adjustment pursuant to our compensation policies in effect from time to time.

Keith A. Zalenski.    We entered into a letter agreement with Mr. Zalenski in July 2001. Pursuant to this letter agreement, Mr. Zalenski received an initial base salary of $125,000 per year, subject to adjustment pursuant to our compensation policies in effect from time to time. Mr. Zalenski is also eligible to receive an annualized sales incentive commission.

Potential Payments Upon Termination or Change in Control

Each of our named executive officers has executed an agreement with us that entitles him to receive cash severance and acceleration of vesting of outstanding stock options, in the event his employment is terminated under specified circumstances, as described below.

Mr. Kenmore is entitled to receive the following compensation in the event we terminate him without “cause” at any time, provided he signs a release of claims: nine months of “base pay,” accrued but unused vacation payout and nine months of vesting acceleration with respect to his options.

Each of Messrs. Tick, Gum, Nichols, Ou or Zalenski is entitled to receive the following compensation in the event we terminate any such officer without “cause” at any time, provided the terminated executive signs a release of claims: six months of “base pay,” as defined below, accrued but unused vacation payout and six months of vesting acceleration with respect to the executive’s options.

In addition to the option vesting acceleration described in the next paragraph, Mr. Kenmore is also entitled to receive nine months of “base pay” and accrued but unused vacation payout, and each of

Messrs. Tick, Gum, Nichols, Ou and Zalenski is entitled to receive six months of “base pay” and accrued but unused vacation payout, in the event such individual is subject to an “involuntary termination” within twelve months following a “change in control,” provided each terminated individual signs a release of claims.

Except for the options specifically described in this paragraph, all options that have been granted to our named executive officers will become fully vested if such officers are subject to an involuntary termination within 12 months after we experience a change in control. The options granted to Mr. Tick and Mr. Zalenski on February 10, 2004, and the options granted to Mr. Zalenski on February 23, 2005, are not subject to a term providing for automatic vesting acceleration upon a change in control or following a change in control and will be subject to the agreement evidencing our merger or consolidation. With respect to the option granted to Mr. Kenmore on December 14, 2006 and Mr. Tick on July 6, 2007, each of which only starts to vest following the closing date of this offering, each of these options will become fully vested if the option holder is subject to an involuntary termination within twelve months after we experience a change in control, but only if the change in control occurs following this offering.

A “change in control” is defined as the consummation of a merger or consolidation of us with or into another entity or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity’s securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not our stockholders immediately prior to such merger, consolidation or other reorganization; or the sale, transfer or other disposition of all or substantially all of our assets. An “involuntary termination” is defined as termination of service with us because of an involuntary dismissal or discharge by us for reasons other than “misconduct” or because of the individual’s voluntary resignation following a change in his position with us that materially reduces his level of responsibility, a reduction in his base salary or bonus opportunity or a relocation of more than 50 miles. “Misconduct” has the same definition as “cause.”

“Cause” is defined as the executive’s commission of any act of fraud, embezzlement or dishonesty, any unauthorized use or disclosure by such executive of our confidential information or trade secrets, or any other intentional misconduct by such executive adversely affecting our business or affairs in a material manner.

“Base pay” is defined as base salary, bonuses and commissions (but not overtime, shift premiums, compensation associated with stock options, reimbursements or expense allowances) earned during the twelve months preceding the termination date.

The following table describes the potential payments and benefits upon termination of our named executive officer’s employment before or after a change in control of the company as described above, as if each officer’s employment terminated as of December 31, 2006, the last business day of the 2006 fiscal year.

Name	Benefit	Termination Without Cause	Involuntary Termination within 12 Months Following a Change in Control
Charles R. Kenmore	Severance(1)	$242,638	$242,638
	Option Acceleration(2)
	Vacation Payout(3)	69,573	69,573
	Total Value

Robert S. Tick	Severance(1)	85,141	85,141
	Option Acceleration(2)
	Vacation Payout(3)	7,606	7,606
	Total Value

Gregory S. Gum	Severance(1)	112,388	112,388
	Option Acceleration(2)
	Vacation Payout(3)	13,567	13,567
	Total Value

Lewis E. Nichols	Severance(1)	78,969	78,969
	Option Acceleration(2)
	Vacation Payout(3)	26,154	26,154
	Total Value

Frank Y. Ou	Severance(1)	77,666	77,666
	Option Acceleration(2)
	Vacation Payout(3)	25,010	25,010
	Total Value

Keith A. Zalenski	Severance(1)	111,811	111,811
	Option Acceleration(2)
	Vacation Payout(3)	25,000	25,000
	Total Value

(1)	For purposes of valuing the severance in the table above with respect to each executive, we used each executive’s “base pay” as then in effect multiplied by six (except with respect to Mr. Kenmore, multiplied by nine), representing the number of months of severance pay to which each executive is entitled. “Base pay” is defined as average monthly base salary, bonuses and commissions (but not overtime, shift premiums, compensation associated with stock options, reimbursements or expense allowances) earned during the twelve calendar months preceding the termination of employment.

(2)	The value of option acceleration was calculated based on the assumption that the executive’s employment was terminated and the change in control (where applicable) occurred on December 31, 2006, and assumes that the fair market value of our common stock on that date was equal to an assumed initial public offering price of $ (the midpoint of the price range set forth on the cover of this prospectus). The value of the vesting acceleration was calculated by multiplying the number of unvested shares subject to each option that became vested pursuant to the vesting acceleration by the difference between the fair market value of our common stock as of December 31, 2006, and the exercise price of the option.

(3)	For purposes of valuing the vacation payout in the table above with respect to each executive, we used each executive’s base salary in effect at the end of 2006 and the number of accrued but unused vacation days at the end of 2006.

Director Compensation

The following table sets forth the total compensation awarded to, earned by, or paid to each person who served as a director during fiscal year 2006, other than a director who also served as a named executive officer. Our directors who are not executive officers did not receive any cash compensation during 2006. We have a policy of reimbursing our directors for their reasonable out-of-pocket expenses incurred in attending board and committee meetings.

Name	Option Awards(1)
WuFu Chen	$2,823	(2)(3)
George T. Bruno	3,418	(2)(4)
Anthony Sun	2,823	(2)(3)
Michael Pascoe	3,038	(2)(5)
Jean-Luc Abaziou	1,158	(2)(6)

(1)	The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with SFAS No. 123(R), excluding forfeiture estimates. See Note 1 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of our assumptions in determining the SFAS No. 123(R) values of our option awards.

(2)	If the optionee is subject to an “involuntary termination” within 12 months following a “change in control” (both terms as defined in the applicable stock option agreement), 100% of the optionee’s then-unvested shares will immediately vest.

(3)	Messrs. Chen and Sun were each granted an option to purchase 61,120 shares of our common stock on October 11, 2006, at an exercise price of $0.75 per share. 35% of the shares vested as of the vesting commencement date of June 2, 2006, with an additional 1.3541% of the shares vesting after each of 48 months of continuous service provided by each of Messrs. Chen and Sun, respectively.

(4)	Mr. Bruno was granted an option to purchase 74,000 shares of our common stock on October 11, 2006, at an exercise price of $0.75 per share. 35% of the shares vested as of the vesting commencement date of June 2, 2006, with an additional 1.3541% of the shares vesting after each of 48 months of continuous service provided by Mr. Bruno.

(5)	Mr. Pascoe was granted an option to purchase 74,010 shares of our common stock on October 11, 2006, with an exercise price of $0.75 per share. 25% of the shares vested as of the vesting commencement date of June 2, 2006, with an additional 1.5625% of the shares vesting after each of 48 months of continuous service provided by Mr. Pascoe.

(6)	Mr. Abaziou was granted an option to purchase 25,730 shares of our common stock on October 11, 2006, with an exercise price of $0.75 per share. 22.5% of the shares vested as of the vesting commencement date of June 2, 2006, with an additional 1.6146% of the shares vesting after each of 48 months of continuous service provided by Mr. Abaziou.

In December 2007, based on the recommendation of our compensation consultant, our non-employee directors, other than Messrs. Flanigan and Gorin, were each granted the following options to purchase shares of our common stock at an exercise price of $2.83 per share: (a) Mr. Chen: 20,000 shares; (b) Mr. Bruno: 20,000 shares; (c) Mr. Sun: 20,000 shares; (d) Mr. Pascoe: 20,000 shares; and (e) Mr. Abaziou: 20,000 shares. Each of these options vests in equal monthly installments over 12 months of continuous service from December 11, 2007. Messrs. Flanigan and Gorin were each granted two additional options. The first options are each exercisable for 62,000 shares of our common stock at an exercise price of $2.83 per share. 25% of these options vest when each of these board members has completed 12 months of continuous board service, and the remaining options vest in equal monthly installments over the following 36 months of continuous service. The second options granted are each exercisable for 20,000 shares at the same price. These 20,000 share options will vest in equal monthly installments over 12 months of continuous service from the closing of this offering. If a change in control occurs following the closing of this offering, all of these options will become fully vested and exercisable. If a change in control occurs before the closing of this offering and a board member’s service is terminated in connection with such change in control, then such member’s options will become fully vested and exercisable.

In addition, Mr. Sun has elected to have his option for 61,120 shares of our common stock that was granted on October 11, 2006 at an exercise price of $0.75 per share cancelled in exchange for the grant of a new option on December 11, 2007 at an exercise price of $2.83 per share for the same number of shares of our common stock. Except for the exercise price, new grant date and expiration date, this new option has substantially the same terms as the canceled option.

Equity Benefit Plans

2007 Equity Incentive Plan

We intend to adopt our 2007 Equity Incentive Plan before this offering becomes effective. The 2007 Equity Incentive Plan will take effect on the effective date of the registration statement of which this prospectus is a part. The 2007 Equity Incentive Plan will replace our 1998 Stock Plan and our 2001 International Stock Plan. No further grants will be made under our 1998 Stock Plan or our 2001 International Stock Plan after this offering. However, the options outstanding after this offering under the 1998 Stock Plan and 2001 International Stock Plan will continue to be governed by their existing terms.

Share Reserve.    We have reserved            shares of our common stock for issuance under the 2007 Equity Incentive Plan. The number of shares reserved for issuance under the plan will be increased automatically on January 1 of each fiscal year, starting with fiscal year 2009, by a number equal to the smallest of:

•	shares;

•	% of the shares of common stock outstanding at that time; or

•	the number of shares determined by our board of directors.

In general, to the extent that awards under the 2007 Equity Incentive Plan are forfeited or lapse without the issuance of shares, those shares will again become available for awards. All share numbers described in this summary of the 2007 Equity Incentive Plan (including exercise prices for options and stock appreciation rights) are automatically adjusted in the event of a stock split, a stock dividend, or a reverse stock split.

Administration.    The compensation committee of our board of directors will administer the 2007 Equity Incentive Plan. The committee has the complete discretion to make all decisions relating to the plan and outstanding awards.

Eligibility.    Employees, members of our board of directors who are not employees and consultants are eligible to participate in our 2007 Equity Incentive Plan.

Types of Award.    Our 2007 Equity Incentive Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock;

•	stock appreciation rights;

•	restricted shares of our common stock; and

•	stock units.

Options and Stock Appreciation Rights.    The exercise price for options granted under the 2007 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

•	cash;

•	shares of our common stock that the optionee already owns;

•	an immediate sale of the option shares through a broker approved by us; or

•	a promissory note, if permitted by applicable law; or

•	any other form of payment as the compensation committee determines.

All forms of payment other than cash require the consent of the compensation committee. A participant who exercises a stock appreciation right receives the increase in value of our common stock over the base price. The base price for stock appreciation rights may not be less than 100% of the fair market value of our common stock on the grant date. The settlement value of a stock appreciation right may be paid in cash or shares of common stock, or a combination of both. Options and stock appreciation rights vest at the time or times determined by the compensation committee. In most cases, they will vest over a four-year period following the date of grant. Options and stock appreciation rights also expire at the time determined by the compensation committee, but in no event more than 10 years after they are granted. They generally expire earlier if the participant’s service terminates earlier. No participant may receive options or stock appreciation rights under the 2007 Equity Incentive Plan covering more than             shares in any fiscal year, except that a new employee may receive options or stock appreciation rights covering up to             shares in the fiscal year in which his or her employment starts.

Restricted Shares and Stock Units.    Restricted shares and stock units may be awarded under the 2007 Equity Incentive Plan in return for any lawful consideration, and participants who receive restricted shares or stock units generally are not required to pay for their awards in cash. In general, these awards will be subject to vesting. Vesting may be based on length of service, the attainment of performance-based milestones, or a combination of both, as determined by the compensation committee. No participant may receive restricted shares or stock units with performance-based vesting covering more than             shares in any fiscal year, except that a new employee may receive restricted shares or stock units covering up to             shares in the fiscal year in which his or her employment starts. Settlement of vested stock units may be made in the form of cash, shares of common stock, or a combination of both.

Change in Control.    The compensation committee may determine that options or stock appreciation rights granted under the 2007 Equity Incentive Plan will become exercisable on an accelerated basis if we experience a change in control or if the participant is subject to an involuntary termination after the change in control. The compensation committee may determine that restricted shares or stock units granted under the 2007 Equity Incentive Plan will become vested on an accelerated basis if we experience a change in control or if the participant is subject to an involuntary termination after the change in control. However, in the case of an incentive stock option, acceleration of exercisability may not occur without the written consent of the option holder. Awards may also be subject to accelerated vesting or exercisability in the event of a reorganization, as described below.

A change in control includes:

•	a merger or consolidation after which our own stockholders own less than 50% of the surviving corporation or its parent;

•	a sale, transfer or other disposition of all or substantially all of our assets;

•	a proxy contest that results in the replacement of more than 50% of our directors over a 24-month period; or

•

an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to us (such as a holding company owned by our stockholders or a trustee or other fiduciary holding securities under an employee benefit plan of ours or of our parent or of a subsidiary of ours).

Reorganizations.    If we experience a merger or consolidation, awards granted under the 2007 Equity Incentive Plan will be subject to the merger or consolidation agreement, which may provide that the awards are continued, assumed, substituted with awards that have substantially the same terms, become fully exercisable with respect to options and stock appreciation rights and fully vested with respect to shares underlying such options and stock appreciation rights; or cancellation of outstanding options, stock appreciation rights and stock units in exchange for a cash payment (which payment may be deferred until the options, stock appreciation rights or stock units would have become exercisable or common shares underlying them would have become vested).

Amendments or Termination.    Our board of directors may amend or terminate the 2007 Equity Incentive Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law. The 2007 Equity Incentive Plan will continue in effect for 10 years from its adoption date, unless our board of directors decides to terminate the plan earlier.

1998 Stock Plan

Our 1998 Stock Plan was adopted by our board of directors on February 1, 1998, and was approved by our stockholders on February 5, 1998. The most recent amendment to the 1998 Stock Plan was adopted by our board of directors on October 11, 2006 and the most recent amendment that required stockholder approval was approved by our stockholders on May 30, 2006. No further awards will be made under our 1998 Stock Plan after this offering, but options outstanding under the 1998 Stock Plan will continue to be governed by their existing terms.

Share Reserve.    We have reserved an aggregate of 6,566,275 shares for issuance under our 1998 Stock Plan. In general, if options granted under our 1998 Stock Plan are canceled or terminated or shares issued under the 1998 Stock Plan are reacquired or repurchased by us or otherwise forfeited by a 1998 Stock Plan participant, then those shares or option shares will again become available for awards under the 1998 Stock Plan.

Administration.    Our board of directors and, at times, a committee of our board have administered the 1998 Stock Plan before this offering and the compensation committee of our board of directors will administer this plan after this offering. Before this offering, our board of directors and, after this offering, our compensation committee has complete discretion to make all decisions relating to our 1998 Stock Plan.

Eligibility.    Employees, members of our board of directors who are not employees and consultants are eligible to participate in our 1998 Stock Plan.

Types of Awards.    Our 1998 Stock Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock; and

•	direct awards and sales of shares of our common stock (including restricted shares).

Options.    The exercise price for incentive stock options and nonstatutory stock options granted under the 1998 Stock Plan may not be less than 100% and 85%, respectively, of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

•	cash or cash equivalents;

•	shares of common stock that the optionee already owns;

•	a full-recourse promissory note;

•	an immediate sale of the option shares through a broker designated by us; or

•	a loan from a broker designated by us, secured by the option shares.

In most cases, our options vest over a four-year period following the date of grant and generally expire 10 years after they are granted, unless the optionee ceases service with us.

Share Awards.    The purchase price for shares awarded under the 1998 Stock Plan may not be less than 85% of the fair market value of our common stock on the award grant date. Shares may be purchased in return for cash, a full-recourse promissory note or services already provided to us or to be provided to us in the future. Restricted shares vest at the times determined by our board of directors.

Merger or Consolidation.    If we experience a merger or consolidation, options granted under the 1998 Stock Plan will be subject to the merger or consolidation agreement, which may provide that the options are continued, assumed, substituted with options that have substantially the same terms or cancelled for no consideration.

Amendments or Termination.    Our board of directors may amend or terminate the 1998 Stock Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless such amendment increases the number of shares available for issuance under the 1998 Stock Plan or as otherwise required by applicable law. No further awards will be made under our 1998 Stock Plan after this offering, and the 1998 Stock Plan will automatically terminate 10 years after the effective date of the most recent amendment that required stockholder approval.

2001 International Stock Plan

Our 2001 International Stock Plan was adopted by our board of directors on January 23, 2001. The most recent amendment to the 2001 International Stock Plan was adopted by our board of directors on July 6, 2007. Stockholder approval was not required for the 2001 International Stock Plan. No further awards will be made under our 2001 International Stock Plan after this offering, but options outstanding under the 2001 International Stock Plan will continue to be governed by their existing terms.

Share Reserve.    We have reserved an aggregate of 640,000 shares for issuance under the 2001 International Stock Plan. In general, if options granted under the 2001 International Stock Plan are canceled or terminated or shares issued under the 2001 International Stock Plan are reacquired or repurchased by us or otherwise forfeited by a 2001 International Stock Plan participant, then those shares or option shares will again become available for awards under the 2001 International Stock Plan.

Administration.    Our board of directors, and, at times, a committee of our board have administered the 2001 International Stock Plan before this offering and the compensation committee of our board of directors will administer this plan after this offering. Before this offering, our board of directors and after this offering, our compensation committee has complete discretion to make all decisions relating to our 2001 International Stock Plan.

Eligibility.    Employees, members of our board of directors who are not employees and consultants are eligible to participate in our 2001 International Stock Plan. Only our service providers who reside in China have received awards under our 2001 International Stock Plan.

Types of Awards.    Our 2001 International Stock Plan provides for the following types of awards:

•	nonstatutory stock options to purchase shares of our common stock; and

•	direct awards and sales of our common stock (including restricted shares).

Options.    The exercise price for nonstatutory stock options granted under the 2001 International Stock Plan may not be less than 85% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

•	cash or cash equivalents;

•	shares of common stock that the optionee already owns;

•	a full-recourse promissory note;

•	an immediate sale of the option shares through a broker designated by us; or

•	a loan from a broker designated by us, secured by the option shares.

However, options that have been granted to our service providers in China can only be exercised by using shares of common stock that the optionee already owns or following this offering, by selling the exercised shares in a cashless exercise procedure through a broker designated by us.

In most cases, our options vest over a four-year period following the date of grant and generally expire 10 years after they are granted, unless the optionee ceases service with us.

Share Awards.    The purchase price for shares awarded under the 2001 International Stock Plan may not be less than the par value of such shares. Shares may be purchased in return for cash, a full-recourse promissory note or services already provided to us. Restricted shares vest at the times determined by our board of directors.

Merger or Consolidation.    If we experience a merger or consolidation, options granted under the 2001 International Stock Plan will be subject to the merger or consolidation agreement, which may provide that the options are continued, assumed, substituted with options that have substantially the same terms, become fully vested or cancelled for a cash payment.

Amendments or Termination.    Our board of directors may amend or terminate the 2001 International Stock Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

In addition to the compensation arrangements with directors and executive officers and the registration rights described elsewhere in this prospectus, the following is a description of each transaction since January 1, 2004 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Series 1 Redeemable Convertible Preferred Stock Financing

In June 2006, we sold an aggregate of 5,943,346 shares of our Series 1 preferred stock at a price of $1.74 per share and, in connection therewith, issued an aggregate of 11,798,041 shares of our common stock to various investors, including entities affiliated with Venrock Associates, Highland Capital Partners, Crimson Asia Capital, Saints Ventures, Cascade Capital Management and Fuhwa Venture Capital and various other entities and individuals. Each of the investors in this financing are parties to the amended and restated investors’ rights agreement described below. See “Principal Stockholders” for more details regarding the shares held by these entities.

Investors’ Rights Agreement

In connection with the sale of our Series 1 preferred stock, we entered into an amended and restated investors’ rights agreement with several of our significant stockholders, including entities affiliated with Venrock Associates, Highland Capital Partners, Crimson Asia Capital, Saints Ventures, Cascade Capital Management and Fuhwa Venture Capital and various other entities and individuals. Pursuant to this agreement, we granted such stockholders certain registration rights with respect to shares of our common stock issuable upon conversion of the shares of our convertible preferred stock held by them. For more information regarding this agreement, please refer to “Description of Capital Stock — Registration Rights.” In addition to the registration rights, the amended and restated investors’ rights agreement also provides for, among other things, certain information and inspection rights as well as the right of first offer with respect to future sales of our equity securities by us. The provisions of the amended and restated investors’ rights agreement described above, other than those relating to registration rights, will terminate upon the completion of this offering. This is not a complete description of the amended and restated investors’ rights agreement and is qualified by the full text of the amended and restated investors’ rights agreement filed as Exhibit 4.3 to the registration statement of which this prospectus is a part.

Voting Agreement

In connection with the sale of our Series 1 preferred stock, we entered into a voting agreement with several of our significant stockholders, including entities affiliated with Venrock Associates, Highland Capital Partners, Crimson Asia Capital, Saints Ventures, Cascade Capital Management and Fuhwa Venture Capital and various other entities and individuals. Our current directors were elected pursuant to this voting agreement. This voting agreement will terminate upon the completion of this offering and there will be no further contractual obligations regarding the election of our directors.

Loans to Executive Officer

On August 20, 1999 and May 11, 2000, pursuant to his offer letter dated January 5, 1999, we advanced two loans for $50,000 each to Charles R. Kenmore, our president and chief executive officer,

for two promissory notes at interest rates of 5.43% and 6.43%, respectively. On June 12, 2001, our board of directors approved a reduction of the interest rate of the May 11, 2000 note to 5.43%. On October 30, 2001, our board of directors changed the maturity dates of both promissory notes to February 1, 2005, from February 1, 2002 and February 1, 2003, respectively. On October 29, 2002, our board of directors approved a reduction of the interest rate of both notes to 4.6%. On December 14, 2004, our board of directors approved the forgiveness of both notes and on April 26, 2005 we forgave the principal balance and accrued interest of both notes. As of April 26, 2005, the outstanding principal and accrued and unpaid interest on each of these notes totaled $128,956. Mr. Kenmore paid all withholding and payroll taxes and other deductions required by law that resulted from such forgiveness.

Immediate Family Member of Executive Officer

Ute W. Nichols, the wife of Lewis E. Nichols, our Vice President of Operations, has worked with us since August 2001. In July 2007, she was promoted to marketing communications manager. She receives a salary and options to purchase common stock commensurate with her position. Mrs. Nichols’ aggregate compensation since January 1, 2004 has exceeded $120,000, however, in no one year since her employment began has her total annual compensation exceeded $120,000.

Indemnification Agreements

In connection with this offering, we are entering into indemnification agreements with each of our directors and executive officers and certain other key employees. The form of agreement provides that we will indemnify each of our directors, executive officers and such key employees against any and all expenses incurred by that director, executive officer or key employee because of his or her status as one of our directors, executive officers or key employees to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and key employees in connection with a legal proceeding.

Review, Approval or Ratification of Transactions with Related Parties

On August 28, 2007, our board of directors adopted certain policies and procedures with respect to related party transactions. These policies and procedures require that certain transactions, subject to specified exceptions and other than one that involves compensation, between us and any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, be consummated only if approved by our audit committee and only if the terms of the transaction are in, or are not inconsistent with, the best interests of the company and its stockholders. Our policies and procedures with respect to related party transactions also apply to certain charitable contributions by us or our executive officers and to the hiring of any members of the immediate family of any of our directors or executive officers as our permanent full-time employees. The approval of our compensation committee is required to approve any transaction that involves compensation to our directors and executive officers.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of September 30, 2007, and as adjusted to reflect the sale of shares of common stock in this offering, by:

•	each person that we know is a beneficial owner of more than 5% of our outstanding common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and named executive officers as a group.

The following table lists the number of shares and percentage of shares beneficially owned based on 26,021,880 shares of common stock outstanding as of September 30, 2007. This number reflects:

•	20,078,534 shares of common stock; and

•

the conversion of our outstanding Series 1 preferred stock into 5,943,346 shares of common stock upon the completion of this offering on a one share of common stock for one share of Series 1 preferred stock basis.

The table also lists the applicable percentage beneficial ownership based on             shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters’ over-allotment option to purchase up to an aggregate of             shares of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options currently exercisable or exercisable within 60 days of September 30, 2007 are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Unless otherwise indicated, the principal address of each of the stockholders listed in the table is c/o ANDA Networks, Inc., 247 Santa Ana Court, Sunnyvale, California 94085.

	Number of Shares Beneficially Owned	Percentage Ownership
Name and Address of Beneficial Owner		Before Offering	After Offering
5% Stockholders
Entities affiliated with Venrock Associates(1) 30 Rockefeller Plaza Room 5508 New York, NY 10112	7,244,923	27.8%

Entities affiliated with Highland Capital Partners(2) 92 Hayden Avenue Lexington, MA 02421	5,399,927	20.8%

Entities affiliated with Crimson Asia Capital(3) 2700 Sand Hill Road Menlo Park, CA 94025	3,093,847	11.9%

Entities affiliated with Saints Ventures(4) 475 Sansome Street, Suite 1850 San Francisco, CA 94111	2,413,296	9.3%

Cascade Capital Management, LLC(5) 3 Results Way Cupertino, CA 95014	1,857,038	7.1%

Entities affiliated with Fuhwa Venture Capital(6) Room 1201, 12th Floor 333, Keelung Road Sec. 1, Taipei, Taiwan	1,491,038	5.7%

Current Directors and Named Executive Officers
Charles R. Kenmore(7)	1,186,181	4.4%
Robert S. Tick(8)	273,653	1.0%	*
Greg S. Gum(9)	150,105	*	*
Lewis E. Nichols(10)	279,996	1.1%
Frank Y. Ou(11)	363,299	1.4%
Keith A. Zalenski(12)	228,187	*	*
F. Michael Pascoe(13)	80,664	*	*
Jean-Luc Abaziou(14)	27,392	*	*
George Bruno(15)	78,780	*	*
Wufu Chen(16)	1,922,106	7.4%
Matthew J. Flanigan(17)	—	—	—
Michael Gorin(18)	—	—	—
Anthony Sun(19)	7,309,989	28.0%
All current directors and executive officers as a group (13 persons)(20)	11,900,352	41.4%

*	Less than 1% of the outstanding shares of common stock.

(1)

Represents 3,037,090 shares held by Venrock Associates, 4,205,647 shares held by Venrock Associates II, L.P. and 2,186 shares held by Venrock Entrepreneurs Fund. Anthony Sun and Anthony Evnin are the managing general partners of the Venrock entities. Each of the managing members exercises shared voting and investment power over the shares held by the Venrock entities. Each of the managing members disclaims beneficial ownership of the shares held by the Venrock entities except to the extent of his pecuniary interest therein.

(2)	Represents 5,183,932 shares held by Highland Capital Partners IV Limited Partnership and 215,955 shares held by Highland Entrepreneurs’ Fund IV Limited Partnership. Highland Management Partners IV LLC is the general partner of Highland Capital Partners IV Limited Partnership and Highland Entrepreneurs’ Fund IV LLC is the general partner of Highland Entrepreneurs’ Fund IV Limited Partnership. The managing members of Highland Management Partners IV LLC and Highland Entrepreneurs’ Fund IV LLC are Robert F. Higgins, Paul A. Maeder and Daniel J. Nova. Each of the managing members exercises shared voting and investment power over the shares held by the Highland entities. Each of the managing members disclaims beneficial ownership of the shares held by the Highland entities except to the extent of his pecuniary interest therein.

(3)	Represents 924,475 shares held by Crimson Investments Ltd. and 2,169,372 shares held by Crimson Asia Capital Ltd., L.P. Mr. Ho is the sole director of Crimson Investments Ltd. and the sole director of the general partner of Crimson Asia Capital Ltd., L.P.

(4)	Represents 1,021,009 shares held by Saints Capital I, L.P. and 1,392,287 shares held by Saints Ventures LLC.

(5)	Represents 1,857,038 shares held by Cascade Capital Management, LLC. Mr. Chen is a managing director of Cascade Capital Management, LLC. Mr. Chen exercises shared voting and investment power over the shares held by Cascade Capital Management, LLC. Mr. Chen disclaims beneficial ownership of the shares held by Cascade Capital Management, LLC except to the extent of his pecuniary interest therein.

(6)	Represents 977,000 shares held by Fuhwa I Venture Capital, Inc., 169,523 shares held by Forefront Venture Partners LP, 5,466 shares held by InveStar Dayspring Venture Capital, Inc. and 339,049 shares held by InveStar Excelsus Venture Capital (Int’l) Inc., LDC. InveStar Capital Inc. is the fund manager for the Fuhwa I and InveStar entities while Forefront Associates LLC is the general partner of Forefront Venture Partners LP. Mr. Kenneth Tai is the CEO of InveStar Capital Inc. and the managing member of Forefront Associates LLC. Mr. Tai disclaims beneficial ownership of the shares held by Fuhwa I, InveStar- and Forefront-affiliated entities except to the extent of his pecuniary interest therein.

(7)	Represents 38,750 shares held by Charles Robert Kenmore and Carolyn Cooper Kenmore, Trustee(s) Under the Kenmore 2003 Revocable Trust dated August 11, 2003, FBO Charles Robert Kenmore and Carolyn Cooper Kenmore and 1,147,431 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2007. This does not include 697,486 shares subject to options not exercisable within 60 days of September 30, 2007. Does not include 200,000 shares of common stock subject to options granted on December 11, 2007.

(8)	Represents 273,653 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2007. This does not include 120,144 shares subject to options not exercisable within 60 days of September 30, 2007. Does not include 90,000 shares of common stock subject to options granted on December 11, 2007.

(9)	Represents 5,625 shares held by Greg Gum and Laura Keller as Joint Tenants with the Right of Survivorship, 10,522 shares held by Mr. Gum, and 133,958 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2007. This does not include 81,537 shares subject to options not exercisable within 60 days of September 30, 2007. Does not include 75,000 shares of common stock subject to options granted on December 11, 2007.

(10)

Represents 1,593 shares held by Lewis E. Nichols and Ute W. Nichols as Joint Tenants with the Right of Survivorship and 278,403 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2007. This does not include 20,234 shares subject to options not exercisable within 60 days of September 30, 2007 or shares subject to options held by his wife, Ute W. Nichols. Does not include 68,500 shares of common stock subject to options granted on December 11, 2007.

(11)	Represents 24,041 shares held by Shirley N. Yau and Frank Ou and 339,258 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2007. This does not include 124,960 shares subject to options not exercisable within 60 days of September 30, 2007. Does not include 75,000 shares of common stock subject to options granted on December 11, 2007.

(12)	Represents 1,912 shares held by Mr. Zalenski and 226,275 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2007. This does not include 57,944 shares subject to options not exercisable within 60 days of September 30, 2007. Does not include 75,000 shares of common stock subject to options granted on December 11, 2007.

(13)	Represents 156 shares held by Mr. Pascoe and 80,508 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2007. Does not include 20,000 shares of common stock subject to options granted on December 11, 2007.

(14)	Represents 27,392 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2007. Does not include 20,000 shares of common stock subject to options granted on December 11, 2007.

(15)	Represents 78,780 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2007. Does not include 20,000 shares of common stock subject to options granted on December 11, 2007.

(16)	Represents 1,857,038 shares held by Cascade Capital Management, LLC, and 65,068 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2007. See footnote (5) above regarding Mr. Chen’s relationship with Cascade Capital Management, LLC. Mr. Chen disclaims beneficial ownership of the shares held by Cascade Capital Management, LLC, except to the extent of his pecuniary interest therein. Does not include 20,000 shares of common stock subject to options granted on December 11, 2007.

(17)	Does not include 82,000 shares of common stock subject to options granted on December 11, 2007.

(18)	Does not include 82,000 shares of common stock subject to options granted on December 11, 2007.

(19)	Represents 3,037,090 shares held by Venrock Associates, 4,205,647 shares held by Venrock Associates II, L.P., 2,186 shares held by Venrock Entrepreneurs Fund, 468 shares held by Anthony Sun and 64,598 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2007. See footnote (1) above regarding Mr. Sun’s relationship with the Venrock entities. Mr. Sun disclaims beneficial ownership of the shares held by the Venrock entities, except to the extent of his pecuniary interest therein. Does not include 81,120 shares of common stock subject to options granted on December 11, 2007.

(20)	Includes 2,715,324 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2007, and excludes 1,102,305 shares subject to options not exercisable within 60 days of September 30, 2007. Does not include 908,620 shares of common stock subject to options granted on December 11, 2007.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and certain provisions of our restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the completion of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Following the completion of this offering, our authorized capital stock will consist of 250,000,000 shares of common stock, par value $0.0001 per share, and 20,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

As of September 30, 2007, there were 26,021,880 shares of common stock outstanding held of record by approximately 283 stockholders, such number of shares as adjusted to reflect:

•	20,078,534 shares of common stock; and

•

the conversion of our outstanding Series 1 preferred stock into 5,943,346 shares of common stock on a one share of common stock for one share of Series 1 preferred stock basis upon the closing of this offering.

There will be             shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and assuming no exercise after September 30, 2007 of outstanding options or warrants, after giving effect to the sale of the shares of common stock to the public offered in this prospectus.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding. See “Dividend Policy.” In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

Upon the completion of this offering, outstanding shares of Series 1 preferred stock will be converted into 5,943,346 shares of common stock on a one share of common stock for one share of Series 1 preferred stock basis.

Upon the completion of this offering, our board of directors will be authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of such shares and any qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Warrants

As of September 30, 2007, there was an outstanding warrant to purchase up to 57,374 shares of common stock, at an exercise price of $1.74 per share, assuming conversion of all outstanding Series 1 preferred stock on a one share of common stock for one share of Series 1 preferred stock basis into common stock in connection with this offering.

Registration Rights

After this offering, holders of approximately 25,812,537 shares of common stock will be entitled to rights with respect to the registration of those shares under the Securities Act. Under the terms of the amended and restated investors’ rights agreement between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include their shares of common stock in the registration. Certain of the holders of the registrable securities are also entitled to specified demand registration rights under which they may require us to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to all reasonable efforts to effect this registration. Further, the holders of these registrable securities may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration and our right not to effect a requested registration within six months following the initial offering of our securities, including this offering. All registration rights in connection with this offering have been waived.

Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law

Some provisions of Delaware law and our restated certificate of incorporation and amended and restated bylaws could make the following transactions more difficult:

•	acquisition of our company by means of a tender offer, a proxy contest or otherwise; and

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Election and Removal of Directors.    Our restated certificate of incorporation and our amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors. Under our restated certificate of incorporation and amended and restated bylaws, our board will be classified into three classes of directors and directors will be elected by a plurality of the votes cast in each election. Only one class will stand for election at each annual meeting, and directors will be elected to serve three-year terms. In addition, our restated certificate of incorporation and amended and restated bylaws will provide that vacancies and newly created directorships on the board of directors may be filled only by a majority of the directors then serving on the board (except as otherwise required by law or by resolution of the board). Under our restated certificate of incorporation and amended and restated bylaws, directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

Special Stockholder Meetings.    Under our restated certificate of incorporation and amended and restated bylaws, only the chairman of the board, our chief executive officer and our board of directors may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Delaware Anti-Takeover Law.    Following this offering, we will be subject to Section 203 of the Delaware General Corporation Law, which is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Elimination of Stockholder Action by Written Consent.    Our restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting after this offering.

No Cumulative Voting.    Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. Our restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Undesignated Preferred Stock.    The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Amendment of Provisions in Certificate of Incorporation and Bylaws.    The amendment of most of the above provisions in our amended and restated certificate of incorporation and our amended and restated bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

These and other provisions could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be            . Its telephone number is            .

Nasdaq Global Market Listing

We have applied to list our common stock on The Nasdaq Stock Market’s Global Market under the symbol “ANDA.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. As described below, no shares currently outstanding will be available for sale immediately after this offering due to certain contractual and securities law restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could cause the prevailing market price to decline and limit our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of             shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of options to purchase common stock that were outstanding as of September 30, 2007. The shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless purchased by our affiliates.

The remaining 26,021,880 shares of common stock held by existing stockholders are restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Section 4(1) or Rules 144, 144(k) or 701 promulgated under the Securities Act. We describe these rules in greater detail below.

The following table shows approximately when the 26,021,880 shares of our common stock that are not being sold in this offering, but which will be outstanding when this offering is complete, will be eligible for sale in the public market:

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness		Shares sold by us in the offering
90 Days	—	Shares saleable under Rules 144 and 701 that are not subject to a lock-up
180 Days	26,021,880	Lock-up released, subject to extension; shares saleable under Rules 144 and 701
At various times thereafter	—	Restricted securities held for one year or less

Resale of 17,678,802 of the restricted shares that will become available for sale in the public market starting 180 days after the effective date (or longer period described below) will be limited by volume and other resale restrictions under Rule 144 because the holders of those shares are our affiliates.

Lock-up Agreements

Our officers, directors and stockholders have agreed with the underwriters, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any shares of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of this prospectus, without the prior written consent of Thomas Weisel Partners LLC, on behalf of the underwriters. The 180-day period is subject to extension as described under “Underwriting.” In addition, all holders of our common stock and options to purchase our common stock have previously entered agreements with us not to sell or otherwise transfer any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate of ours, would be entitled to sell within any three month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the completion of this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for a least two years, including the holding period of any prior owner except an affiliate of ours, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to us who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares. All Rule 701 shares are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of the contractual lock-up agreements.

Registration Rights

Beginning six months after the completion of this offering, the holders of 25,812,537 shares of our common stock will be entitled to the registration rights described in “Description of Capital Stock — Registration Rights.” All such shares are covered by lock-up agreements. Following the expiration of the lock-up period, registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates.

Form S-8 Registration Statements

Prior to the expiration of the lock-up period, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 1998 Stock Plan, 2001 International Stock Plan and 2007 Equity Incentive Plan. See “Executive Compensation — Equity Benefit Plans.” Subject to the lock-up agreements described above and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES FOR NON-US SHAREHOLDERS

The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “non-U.S. holder.” For purposes of this discussion, a “non-U.S. holder” is a person or entity that is for United States federal income tax purposes:

•	a non-resident alien individual, other than certain former citizens and residents of the United States;

•

a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of a jurisdiction other than the United States or any state or political subdivision thereof;

•	an estate, other than an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, other than if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of our stock and is not otherwise a resident of the United States for United States federal income tax purposes. Such an individual is urged to consult his or her own tax adviser regarding the United States federal income tax consequences of the sale, exchange or other disposition of our common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with a retroactive effect. This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction.

The discussion below is limited to non-U.S. holders that hold our shares of common stock as capital assets within the meaning of the Code. The discussion generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, banks, insurance companies, or other financial institutions; “controlled foreign corporations” or “passive foreign investment companies”; persons subject to the alternative minimum tax; tax-exempt organizations; dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; persons that own, or are deemed to own, more than five percent of our company; certain former citizens or long-term residents of the United States; “hybrid entities” (entities treated as flow-through entities in one jurisdictions but as opaque in another) and their owners; persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” hedge or other risk reduction transaction; or persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code. Finally, the summary does not describe the effects of any applicable foreign, state or local laws.

If a partnership, or any entity treated as a partnership for United States federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisers regarding the tax consequences of the acquisition, holding and disposition of our common stock.

Prospective holders are urged to consult their tax advisers with respect to the particular tax consequences to them of acquiring, holding and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed in the section entitled “Dividend Policy,” we do not anticipate paying any distributions in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. Any dividend paid to a non-U.S. holder on our common stock will generally be subject to United States withholding tax at a 30 percent rate. The withholding tax might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying eligibility. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners as well as to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a United States trade or business conducted by the non-U.S. holder. Because we do not intend to compute our earnings and profits for United States tax purposes, distributions on our common stock generally will be treated as dividends.

Gain on Disposition of Common Stock

Non-United States holders generally will not be subject to United States federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to several exceptions. For example, the gain would generally be subject to United States federal income tax if:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable income tax treaty providing otherwise;

•

the non-U.S. holder is an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the non-U.S. holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates; or

•

we are or have been a “U.S. real property holding corporation,” as defined below, at any time within the five-year period preceding the disposition or during the non-U.S. holder’s holding period, whichever period is shorter.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S.

holder is described in the third bullet point above, the non-U.S. holder should consult its own tax advisor to determine the United States federal, state, local and other tax consequences that may be relevant to such holder.

We are not, and do not anticipate becoming, a U.S. real property holding corporation. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests (as defined in the Code and the applicable Treasury regulations) equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Even if we were to become a U.S. real property holding corporation, gain on the sale or other disposition of common stock by a non-U.S. holder generally would not be subject to United States federal income tax, provided that the common stock is regularly traded on an established securities market and the non-U.S. holder does not actually or constructively own more than 5% of the common stock during the shorter of (1) the five-year period ending on the date of the disposition or (2) the period of time during which the holder held such shares.

Dividends or Gain Effectively Connected With a United States Trade or Business

If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a United States trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to United States federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain generally would be subject to United States federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a United States trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by providing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its United States trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate generally is 30%, although an applicable income tax treaty might provide for a lower rate.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends to a non-U.S. holder. Unless a non-U.S. holder complies with certification procedures to establish that it is not a United States person, information returns may be filed with the Internal Revenue Service in respect of the proceeds from a sale or other disposition of common stock and the non-U.S. holder may be subject to United States backup withholding on payments of dividends or on the proceeds from a sale or other disposition of common stock. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-United States holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Federal Estate Tax

The estates of nonresident alien individuals are generally subject to United States federal estate tax on property with a United States situs. Because we are a United States corporation, our common stock will be United States situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The United States federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC
RBC Capital Markets Corporation

Total

Thomas Weisel Partners LLC and RBC Capital Markets Corporation are acting as the joint-bookrunning managers for this offering.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

The underwriting agreement provides that we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

Thomas Weisel Partners LLC and RBC Capital Markets Corporation expect to deliver the shares of common stock to purchasers on or about             .

Over-Allotment Option

We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of             additional shares of our common stock from us at the public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Commissions and Discounts

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of             per share of common stock to other dealers specified in a master agreement among underwriters who are members of the Financial Industry Regulatory Authority, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess            of per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us:

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us

Indemnification of Underwriters

We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

The underwriters will require all of our directors and officers to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock except for the shares of common stock offered in this offering without the prior written consent of Thomas Weisel Partners LLC and RBC Capital Markets Corporation for a period of 180 days after the date of this prospectus.

Notwithstanding the foregoing, if (a) during the period that begins on the date that is 17 calendar days before the last day of the 180-day period and ends on the last day of the 180-day period, we issue an earnings release or publicly announce material news, or (b) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 15-day period beginning on the last day of the 180-day period, the above restrictions will continue to apply until the expiration of the 17-day period after the date we issued the earnings release or publicly announced the material news or the material event unless otherwise waived by Thomas Weisel Partners LLC and RBC Capital Markets Corporation. Thomas Weisel Partners LLC has advised us that it does not have any pre-established conditions to shortening or waiving the terms of lock-up agreements and that it would consider doing so after evaluating the facts and circumstances of each person’s request. We do not anticipate requesting a waiver or shortening of the lock-up agreement from Thomas Weisel Partners LLC and RBC Capital Markets Corporation and have no reason to believe that any person who has or will enter into a lock-up agreement with Thomas Weisel Partners LLC and RBC Capital Markets Corporation in connection with the offering will make such a request. However, in certain circumstances, in the event that Thomas Weisel Partners LLC and RBC Capital Markets Corporation waive or shorten the term of certain stockholders’ lock-up agreements, certain of our other stockholders will also immediately have the terms of their lock-up agreements waived or shortened with respect to the same percentage of shares as were released from the stockholder’s lock-up agreement.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the transfer of shares of common stock by gift, will or intestacy;

•	the transfer to us of shares of common stock issued upon exercise of options or warrant outstanding on the date of this prospectus;

•	the transfer of shares to any trust for the stockholder’s direct or indirect benefit or a member of the immediate family of the stockholder or to a charitable organization; and

•	the distribution of shares of common stock to partners, members or stockholders.

provided that, subject to limited exception, each donee, distribute, transferee and recipient agrees to be subject to the restrictions described in the immediately preceding paragraph and no filing under Section 16 of the Exchange Act is required or shall be made voluntarily in connection with these transactions (other than a Form 5 not filed during the 180-day period). In addition, stockholders are permitted to enter into a written plan or agreement that meets the requirements of Rule 10b5-1 under the Securities Exchange Act.

We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC and RBC Capital Markets Corporation, offer, sell or otherwise dispose of any shares of common stock, except for the shares of common stock offered in this offering, the shares of common stock issuable upon exercise of outstanding options on the date of this prospectus and the shares of our common stock that are issued under the Option Plans.

Nasdaq Global Market Listing

We have applied our common stock for listing on The Nasdaq Global Market under the symbol “ANDA.”

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

Short sales.    Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions.    The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids.    If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on The Nasdaq Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

The validity of the common stock being offered hereby will be passed upon for the company by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California and for the underwriters by Weil, Gotshal & Manges LLP, Redwood Shores, California. As of the date of this prospectus, certain partners and employees of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP beneficially owned an aggregate of 2,322 shares of our common stock.

EXPERTS

The consolidated financial statements and schedule included in the Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. This prospectus contains all information about us and our common stock that may be material to an investor in this offering. The registration statement includes exhibits to which you should refer for additional information about us.

We currently do not file periodic reports with the SEC. Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

ANDA Networks, Inc.

Sunnyvale, California

We have audited the accompanying consolidated balance sheets of ANDA Networks, Inc. as of December 31, 2006 and 2005 and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ANDA Networks, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the consolidated financial statements, effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment, applying the modified-prospective method.

/s/ BDO Seidman, LLP
San Francisco, California
December 10, 2007

ANDA Networks, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31,		September 30, 2007	Pro Forma Stockholders’ Equity at September 30, 2007
	2005	2006
			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$6,858	$11,269	$9,118
Restricted cash	5	5	5
Accounts receivables, net of allowances for doubtful accounts of $0, $0, and $25, respectively	1,526	1,589	2,239
Inventory	2,480	2,923	5,810
Prepaids and other current assets	182	289	970

Total current assets	11,051	16,075	18,142

Property and equipment, net	272	307	643
Other long-term assets	31	35	1,404

Total assets	$11,354	$16,417	$20,189

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,020	$1,912	$2,544
Accrued liabilities	1,178	912	1,737
Line of credit	—	—	3,000
Notes payable, current portion	833	833	764
Deferred revenue	15	23	11

Total current liabilities	3,046	3,680	8,056

Notes payable, less current portion	1,479	556	—

Total liabilities	4,525	4,236	8,056

Commitments and Contingencies (Notes 4 and 5)

Redeemable convertible preferred stock, $0.0001 par value; 801,250 shares authorized as of December 31, 2005 and 8,750,000 shares authorized as of December 31, 2006 and September 30, 2007 (unaudited), 789,336 shares issued and outstanding at December 31, 2005 and 5,943,346 shares issued and outstanding at December 31, 2006 and September 30, 2007 (unaudited), (Liquidation value of $97,000, $10,359 and $10,359 at December 31, 2005, 2006 and September 30, 2007 (unaudited), respectively). No shares outstanding pro forma (unaudited)	167,326	7,253	8,726

Stockholders’ equity (deficit):
Common Stock: $0.0001 par value: 1,450,000, shares authorized at December 31, 2005, 35,000,000, shares authorized at December 31, 2006 and September 30, 2007 (unaudited); 386,157, 20,078,534 and 20,078,534 shares outstanding at December 31, 2005, 2006 and September 30, 2007 (unaudited), respectively; 26,021,880 shares outstanding pro forma (unaudited)	—	2	2	$3
Additional paid-in capital	1,728	179,834	180,486	189,211
Accumulated deficit	(162,225)	(174,908)	(177,081)	(177,081)

Total stockholders’ equity (deficit)	(160,497)	4,928	3,407	$12,133

Total Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)	$11,354	$16,417	$20,189

See accompanying notes to consolidated financial statements.

ANDA Networks, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(in thousands except per share data)
				(unaudited)
Revenue:
Product	$6,619	$16,206	$8,372	$6,220	$18,344
Service	392	956	1,011	716	1,025

Total revenues	7,011	17,162	9,383	6,936	19,369

Cost of revenue:
Product	4,342	7,303	4,650	3,354	8,666
Service	105	250	329	231	335

Total cost of revenues	4,447	7,553	4,979	3,585	9,001

Gross profit:
Product	2,277	8,903	3,722	2,866	9,678
Service	287	706	682	485	690

Total gross profit	2,564	9,609	4,404	3,351	10,368

Operating expenses:
Research and development	3,243	2,713	3,482	1,955	3,673
Sales and marketing	1,475	2,069	2,765	2,029	3,345
General and administrative	1,452	1,932	3,156	2,177	4,066

Total operating expenses	6,170	6,714	9,403	6,161	11,084

Income (loss) from operations	(3,606)	2,895	(4,999)	(2,810)	(716)
Interest income	78	123	309	210	226
Interest expense	(69)	(190)	(173)	(136)	(153)
Other Income (expense)	12	1	(9)	(7)	(11)

Income (loss) before income tax provision	(3,585)	2,829	(4,872)	(2,743)	(654)
Income tax provision	—	(100)	(47)	(26)	(46)

Net income (loss)	(3,585)	2,729	(4,919)	(2,769)	(700)
Accretion of redeemable convertible preferred stock	(14,118)	(15,530)	(7,764)	(7,314)	(1,473)

Deemed dividend upon issuance of Series 1 redeemable convertible preferred stock and issuance of common stock	—	—	(892)	(892)	—

Net loss allocable to common stockholders	$(17,703)	$(12,801)	$(13,575)	$(10,975)	$(2,173)

Basic and diluted net loss per share allocable to common stockholders	$(46.78)	$(33.50)	$(1.10)	$(1.12)	$(0.11)

Weighted averages shares used to compute basic and diluted net loss per share allocable to common stockholders	378,470	382,142	12,364,391	9,764,753	20,078,534

Basic and diluted pro forma net loss per share allocable to common stockholders (unaudited)			$(0.31)		$(0.03)

Weighted averages shares used to compute pro forma basic and diluted net loss per share allocable to common stockholders			15,848,983		26,021,880

See accompanying notes to consolidated financial statements.

ANDA Networks, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(in thousands, except share and per share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Stock- Based Compen- sation	Accum- ulated Deficit	Total Stock- holders Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of December 31, 2003	789,336	$137,678	378,470	$—	$1,641	$(17)	$(131,721)	$(130,097)
Warrant issued with debt	—	—	—	—	84	—	—	84
Amortization of deferred stock-based compensation	—	—	—	—	—	17	—	17
Net loss	—	—	—	—	—	—	(3,585)	(3,585)
Accretion to redemption value of redeemable convertible preferred stock	—	14,118	—	—	—	—	(14,118)	(14,118)

Balance as of December 31, 2004	789,336	151,796	378,470	—	1,725	—	(149,424)	(147,699)
Common stock issued from exercise of stock options	—	—	7,687	—	3	—		3
Net income	—	—	—	—	—	—	2,729	2,729
Accretion to redemption value of redeemable convertible preferred stock	—	15,530	—	—	—	—	(15,530)	(15,530)

Balance as of December 31, 2005	789,336	167,326	386,157	—	1,728	—	(162,225)	(160,497)
Accretion to redemption value of Series A, B, C and D redeemable convertible preferred stock		6,743					(6,743)	(6,743)
Conversion of Series A, B, C and D redeemable convertible preferred stock into common stock	(789,336)	(174,069)	7,894,336	1	174,068	—	—	174,069
Issuance of Series 1 redeemable convertible preferred stock and common stock for cash, net of issuance costs of $360	5,861,345	6,089	11,798,041	1	3,766	—	—	3,767
Issuance of Series 1 redeemable convertible preferred stock upon conversion of promissory notes	82,001	143	—	—	—	—	—	—
Beneficial conversion feature of Series 1 redeemable convertible preferred stock	—	—	—	—	892	—	—	892
Deemed dividend for Series 1 redeemable convertible preferred stock	—	—	—	—	(892)	—	—	(892)
Employee stock-based compensation expense	—	—	—	—	272	—	—	272
Net loss	—	—	—	—	—	—	(4,919)	(4,919)
Accretion to redemption value of Series 1 redeemable convertible preferred stock	—	1,021	—	—	—	—	(1,021)	(1,021)

Balance as of December 31, 2006	5,943,346	7,253	20,078,534	2	179,834	—	(174,908)	4,928
Accretion to redemption value of Series 1 redeemable convertible preferred stock (unaudited)	—	1,473	—	—	—	—	(1,473)	(1,473)
Employee stock-based compensation expense (unaudited)	—	—	—	—	652	—	—	652
Net loss (unaudited)	—	—		—	—	—	(700)	(700)

Balance as of September 30, 2007 (unaudited)	5,943,346	$8,726	20,078,534	$2	$180,486	$—	$(177,081)	$3,407

See accompanying notes to consolidated financial statements.

ANDA Networks, Inc.

Consolidated Statements of Cash Flows

(in thousands, except share and per share data)

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$(3,585)	$2,729	$(4,919)	$(2,769)	$(700)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for (recoveries of) doubtful accounts	25	(25)	—	—	25
Depreciation of property and equipment	836	510	210	173	126
Employee stock compensation expense	—	—	272	—	652
Interest expense related to warrants	21	41	10	9	4
Warranty reserve	97	221	(90)	(67)	155
Services provided for notes payable	—	90	50	50	—
Amortization of deferred stock-based compensation	17	—	—	—	—
Non-cash compensation related to loan forgiveness	—	133	—	—	—
Loss on sale of equipment	85	—	—	—	—
Changes in assets and liabilities:
Accounts receivable	(907)	(572)	(63)	(370)	(675)
Inventory	(315)	(1,995)	(443)	(368)	(2,887)
Other assets	1	(89)	(121)	(16)	(736)
Accounts payable	369	363	892	(259)	632
Accrued liabilities	(232)	(773)	(116)	(177)	670
Deferred revenue	—	15	8	5	(12)
Income taxes payable	—	100	(60)	26	—

Net cash provided by (used in) operating activities	(3,588)	748	(4,370)	(3,763)	(2,746)

INVESTING ACTIVITIES:

Purchases of property and equipment	(4)	(223)	(242)	(129)	(462)

Net cash used in investing activities	(4)	(223)	(242)	(129)	(462)

FINANCING ACTIVITIES:

Proceeds from sales of common stock	—	3	—	—	—
Proceeds from sales of redeemable convertible preferred stock, net	—	—	9,856	9,856	—
Proceeds from notes payable and line of credit	2,500	2,500	—	—	3,000
Repayment of notes payable	(312)	(2,466)	(833)	(618)	(625)
IPO costs	—	—	—	—	(1,318)

Net cash provided by financing activities	2,188	37	9,023	9,238	1,057

Net increase (decrease) in cash and cash equivalents	(1,404)	562	4,411	5,346	(2,151)
Cash and cash equivalents at beginning of period	7,700	6,296	6,858	6,858	11,269

Cash and cash equivalents at end of period	$6,296	$6,858	$11,269	$12,204	$9,118

Supplemental information:

Cash paid for taxes	$—	$—	$100	$—	$49

Cash paid for interest	$35	$146	$165	$129	$128

Accretion of redemption value of redeemable convertible preferred stock	$14,118	$15,530	$7,764	$7,314	$1,473

Deemed dividend to redeemable convertible preferred stockholders	$—	$—	$892	$892	$—

Conversion of redeemable convertible preferred stock to common stock	$—	$—	$174,069	$174,069	$—

Conversion of notes payable to redeemable convertible preferred stock	$—	$—	$143	$143	$—

See accompanying notes to consolidated financial statements.

ANDA Networks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

1. BUSINESS SUMMARY AND SIGNIFICANT ACCOUNTING POLICIES

ANDA Networks, Inc. (ANDA or the Company) was incorporated in Delaware on January 28, 1998. The Company designs, markets and sells a comprehensive network access platform that enables telecommunications service providers to rapidly and cost effectively deliver integrated voice and data services over a single access network.

The accompanying consolidated financial statements of ANDA Networks, Inc. include the accounts of the Company and its wholly-owned subsidiaries, ANDA Networks, (Wuhan) Inc., (ANDA Wuhan) which was established in November 2000 and Shenzhen Representative Office of ANDA Network, Inc. (ANDA Shenzhen) which was established in October 2005. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior year balances to conform to the current year’s presentation.

The Company plans to finance its operations through additional capital as well as funds from the revolving credit facility and revenues from future sales. While management believes it has sufficient capital to fund operations for a least 12 months, there is no assurance that the Company will be successful in obtaining adequate level of sales and financing needed for the long-term development of its products.

Unaudited Financial Information

The accompanying unaudited interim consolidated balance sheet as of September 30, 2007, the consolidated statements of operations and cash flows for the nine months ended September 30, 2006 and 2007 and the consolidated statement of redeemable convertible preferred stock and stockholders’ equity (deficit) for the nine months ended September 30, 2007 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments of a normal recurring nature necessary for the fair presentation of the statement of financial position as of September 30, 2007, and results of operations and cash flows for the nine months ended September 30, 2006 and 2007. The results for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007.

Unaudited Pro Forma Stockholders’ Equity

If a public offering is consummated, all of our convertible preferred stock outstanding will automatically convert into 5,943,346 shares of common stock, based on the number of shares of convertible preferred stock and warrants outstanding at September 30, 2007 (unaudited). Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the convertible preferred stock and redeemable convertible preferred stock warrants, is set forth in the accompanying consolidated balance sheet at September 30, 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of

ANDA Networks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made by management include the determination of the fair value of share-based payments, revenue recognition, inventory valuation, deferred tax asset valuation and contingencies. Actual results could differ from those estimates.

Stock Split

In June 2006, the Board of Directors approved, subject to stockholder approval, a 1-for-40 reverse stock split of its redeemable convertible preferred stock and common stock. The 1-for-40 reverse stock split was approved by the Company’s stockholders in September 2006. The amended and restated certificate of incorporation was filed on September 16, 2006 effecting the 1-for-40 reverse stock split and setting the authorized common stock and authorized preferred stock at 35,000,000 and 8,750,000 shares, respectively. All share and per share amounts for all periods presented in the accompanying consolidated financial statements have been retroactively adjusted to give effect to the reverse stock split.

Concentrations of Credit Risk and Significant Customer

The majority of the Company’s operations, business activities and management are located in the United States of America. The majority of revenue is derived from customers located in, and substantially all long-lived assets are held, in the United States of America. The Company operates a portion of its business activities, consisting principally of research and development, through ANDA Wuhan and ANDA Shenzhen in China. There is no revenue attributable to these subsidiaries.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are deposited with four financial institutions, which, at times, may exceed federally insured limits.

The Company performs ongoing customer credit evaluations of its customers and does not require collateral. To reduce credit risk, management performs ongoing credit evaluations of its customers’ financial condition and includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, as necessary, in the overall allowance for doubtful accounts based on historical losses and existing economic conditions. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

The following customers accounted for more than 10% of our revenue in the periods presented.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Customer A	23%	74%	41%	38%	71%
Customer B	4%	5%	16%	15%	8%
Customer C	—	—	10%	10%	3%
Customer D	3%	2%	10%	8%	8%
Customer E	70%	13%	—	—	3%
Customer F	—	2%	8%	11%	—

ANDA Networks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

These customers accounted for the following percentages of our accounts receivables:

	December 31,			September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
Customer A	47%	60%	46%	31%	41%
Customer B	7%	8%	15%	15%	22%
Customer C	—	—	13%	17%	—
Customer D	4%	5%	13%	17%	12%
Customer E	—	—	—	11%	17%
Customer F	—	18%	—	—	—

Fair Value of Financial Instruments

Certain carrying amounts of the Company’s financial instruments, including accounts receivable, accounts payable and accrued liabilities, are approximate fair value due to their short maturities. Notes payable have adjustable market interest rates and approximate fair value.

Foreign Currency Translation

The functional currency of the Company’s international subsidiaries is the United States dollar. All monetary assets and liabilities are remeasured at the current exchange rate at the end of the period, non-monetary assets and liabilities are remeasured at historical exchange rates and revenue and expenses are remeasured at average exchange rates in effect during the period. Foreign gains and losses were insignificant during the years ended December 31, 2004, 2005, 2006 and the nine months ended September 30, 2006 and 2007 (unaudited). The Company had no material accounts denominated in a foreign currency at December 31, 2004, 2005, 2006 and September 30, 2007 (unaudited).

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Restricted cash consists of amounts pledged as collateral for tax authorities and outstanding letters of credit in relation to leasing commitments.

Inventory

Inventory is stated at the lower of cost or market. Cost is determined by the first-in, first-out (“FIFO”) method. The Company regularly evaluates inventory for obsolescence and excess quantities and record a provision, when appropriate, to reduce the inventory to its net realizable value. This evaluation includes analysis of current inventory levels, expected platform lives, historical usage trends and projections of future sales demand. If future demand or market conditions are less favorable than current estimates, additional inventory provisions would be required and would adversely affect the Company’s results of operations in the period the provision is made.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the related assets ranging from two to five years.

ANDA Networks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

Leasehold improvements are amortized on a straight-line basis over the term of the lease, or the useful life of the assets, whichever is shorter. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized.

Revenue Recognition

The Company generates product revenues from selling its products directly to carriers and indirectly through distributors, resellers and system integrators. The Company generates service revenues from providing customer support services to customers that purchase its products. Revenue is recognized in accordance with the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, when all of the following conditions are met:

•	Persuasive evidence of an arrangement exists with the customer,

•	Delivery has occurred and title has passed or services have been rendered,

•	The price for the product or service is fixed or determinable, and

•	Collection of the receivable is reasonably assured.

The Company recognizes product revenue to value added resellers and customers upon shipment and when the above criteria are met. All of the Company’s sales terms are FOB shipping point where title passes at the point the Company provides the product to the freight carrier. The Company does not provide value added resellers or customers with return or upgrade rights or other concessions. The Company accrues for warranty costs and other allowances at the time of shipment based on management estimates and historical experience. In the occasional instance in which significant post-delivery obligations exist, revenue is deferred until such time that the post-delivery obligations are fulfilled.

The Company records shipping costs for products delivered to customers in cost of revenues. Any amount charged to customers for freight is included in revenue.

Revenues from service agreements are recognized in the period in which services are provided. Deferred revenue is recorded when cash is collected prior to completion of the Company’s obligations for revenue recognition and generally represents prepaid service contracts which are typically recognized as revenue ratably over the service period.

In certain cases, the Company enters into agreements with customers whereby the Company is obligated to deliver multiple products and/or multiple services (multiple deliverables) such as several types of products or a combination of products and services. In these transactions, the Company follows the provisions of Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. The Company allocates the total revenue to be earned under the arrangement among the various elements based on the fair value of the undelivered element under the residual method as determined when the undelivered element is sold separately. Revenue for these transactions is recognized on each element when the revenue recognition criteria have been met for that element. Revenue is recognized for delivered products and services only if: (i) the above product revenue or service revenue criteria are met; (ii) the delivered item has value to the customer on a standalone basis,

ANDA Networks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

(iii) payment for the delivered products or services is not contingent upon delivery of the remaining products or services; and (iv) the fair value for each of the undelivered elements is known.

Research and Development

Costs incurred in the research and development of products are expensed as incurred.

Accounting for Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based employee and director compensation under the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and elected to follow the disclosure-only alternative prescribed by Statement of Financial Accounting Standard (“SFAS”) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Under APB No. 25, stock-based employee and director compensation arrangements were accounted for using the intrinsic-value method based on the difference, if any, between the estimated fair value of our common stock and the exercise price on the date of grant.

In connection with certain stock option grants to employees during the year ended December 31, 2000, the Company recognized approximately $20,391 of deferred stock compensation for the excess for the deemed value of the shares of Common Stock subject to such options above the exercise price of those options at the date of grant. Such amounts were recorded within stockholders’ equity and were amortized over the vesting period of generally four years using the provisions of FIN No. 28. During the year ended December 31, 2004, the Company recorded stock-based compensation expense for options to employees associated with the amortization of deferred stock compensation originating in the year ended December 31, 2000 of approximately $17. As of December 31, 2004, all of the stock compensation recorded under APB No. 25 has been fully amortized.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R, Share-Based Payment, using the modified-prospective transition method, by which the Company has recognized the cost of share-based payments based on their grant-date fair value from the beginning of the fiscal period in which the provisions of SFAS No. 123(R) are first adopted. Measuring and assigning of compensation cost for share-based grants made prior to, but not vested as of the date of adopting SFAS 123(R), have been based upon the same estimate of grant-date fair value previously disclosed under SFAS 123 in a pro forma manner. As a result of adopting SFAS No. 123(R) on January 1, 2006, our net loss for fiscal 2006 was $272 higher than if we had continued to account for stock-based compensation under APB No. 25. Basic and diluted net loss per common share for fiscal 2006 were each $0.02 higher than if we had continued to account for stock-based compensation under APB No. 25.

Options and warrants granted to consultants and other non-employees are accounted for in accordance with EITF Issue No. 96-18, Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, and are valued using the Black-Scholes method prescribed by SFAS No. 123. These options are subject to periodic revaluation over their vesting terms, and are charged to expense over the vesting term using the graded method.

Segment Data

The Company’s chief operating decision maker is its Chief Executive Officer. The Company manages its operations and reviews financial information on a consolidated, single segment basis for

ANDA Networks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

purposes of assessing performance and making operating decisions. Accordingly, in accordance with SFAS No. 131, Disclosures about Segment of an Enterprise and Related Information, the Company does not have multiple reportable segments of its business.

Income Taxes

The Company accounts for incomes taxes under SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Realization of the Company’s net deferred tax assets is contingent upon generation of future taxable income. Due to the uncertainty of realization of the tax benefits, the Company has established a valuation allowances for the full amount of its net deferred tax assets.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. However, the FASB has proposed to delay the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008. The comment period for this proposal ends January 16, 2008. The Company is currently evaluating the impact, if any, that the adoption of SFAS No. 157 will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of FASB Statement No. 115, which allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to measure at fair value will be recognized in earnings. SFAS No. 159 also establishes additional disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted provided that the entity also adopts SFAS No. 157. The Company is currently evaluating the impact on our consolidated financial statements of adopting SFAS No. 159.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company’s adoption of the provisions of FIN 48 on January 1, 2007 did not have a material impact on the Company’s financial position or results of operations.

The Company adopted the accounting policy that interest recognized in accordance with Paragraph 15 of FIN48 and penalties recognized in accordance with Paragraph 16 of FIN48 are classified as part of its income tax provision. The Company has not incurred any interest or penalties as of December 31, 2006 and September 30, 2007 (unaudited).

ANDA Networks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

2. BALANCE SHEET DETAIL (IN THOUSANDS)

	December 31,		September 30, 2007
	2005	2006
			(unaudited)
Inventory
Raw materials	$1,303	$1,928	$4,102
Work in process	—	218	241
Finished goods	1,177	777	1,467

Total	$2,480	$2,923	$5,810

	December 31,		September 30, 2007
	2005	2006
			(unaudited)
Property and Equipment
Computers and equipment	$1,977	$2,361	$2,687
Software	400	469	580
Furniture and fixtures	45	58	76
Leasehold improvements	109	145	161

	2,531	3,033	3,504
Less: accumulated depreciation	(2,259)	(2,726)	(2,861)

Property and Equipment, net	$272	$307	$643

Depreciation expense was $836, $510 and $210 for the years ended December 31, 2004, 2005 and 2006, respectively. Depreciation expense was $173 and $126 for the nine-month periods ended September 30, 2006 and 2007 (unaudited), respectively.

	December 31,		September 30, 2007
	2005	2006
			(unaudited)
Accrued Liabilities
Accrued payroll and related liabilities	$471	$634	$817
Accrued warranty	270	116	178
Accrued outside service costs	186	111	496
Accrued royalty	135	—	—
Accrued income taxes payable	100	40	41
Other accrued liabilities	16	11	205

Total	$1,178	$912	$1,737

3. NET LOSS AND PRO FORMA NET LOSS PER COMMON SHARE

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of

ANDA Networks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, redeemable convertible preferred stock, stock options and warrants are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

Pro forma basic and diluted net loss per common share have been computed to give effect to the conversion of the convertible preferred stock using the if-converted method into common stock as though the conversion had occurred on the original dates of issuance.

The following table presents the calculation of historical and pro forma basic and diluted net loss per common share (in thousands, except per share data):

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
Net loss attributable to common stockholders	$(17,703)	$(12,801)	$(13,575)	$(10,975)	$(2,173)

Weighted average number of common shares outstanding used in computing basic and diluted net income (loss) per common share	378,470	382,142	12,364,391	9,764,753	20,078,534

Net income (loss) per common share, basic and diluted	$(46.78)	$(33.50)	$(1.10)	$(1.12)	$(0.11)

Pro forma net loss per common share:
Net loss attributable to common stockholders	$(17,703)	$(12,801)	$(13,575)	$(10,975)	$(2,173)

Add:
Accretion to redemption value of preferred stock			7,764		1,473
Deemed dividend upon issuance of redeemable convertible preferred stock			892		—

Net loss used to compute pro forma net loss per common share			$(4,919)		$(700)

Basic and diluted average shares used above			12,364,391		20,078,534
Assumed conversion of redeemable convertible preferred stock			3,484,592		5,943,346

As adjusted shares used in computing pro forma basic and diluted net loss per common share (unaudited)			15,848,983		26,021,880

Pro forma basic and diluted net loss per share (unaudited)			$(0.31)		$(0.03)

ANDA Networks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

The following weighted average outstanding shares subject to options and warrants to purchase common stock, convertible preferred stock and shares subject to warrants to purchase redeemable convertible preferred stock were excluded from the computation of diluted net loss per common share for the loss periods presented because including them would have had an antidilutive effect (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
Stock options	213,051	138,992	1,157,440	118,768	5,128,430
Warrants	57,374	57,374	57,374	57,374	57,374
Convertible preferred stock	789,336	789,336	3,811,149	5,943,346	5,943,346

Total	1,059,761	985,702	5,025,963	6,119,488	11,129,150

4. COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, the Company may be involved in various legal proceedings arising in the ordinary course of business. There are no matters as of December 31, 2006 and September 30, 2007 that, in the opinion of management, might have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Operating Leases

The Company leases its principal office facilities under a non-cancelable operating lease agreements, which expired during 2005 and continued on a month-to-month basis. In May 2007, the Company entered into a three-year agreement for a new principal office facility.

Rent expense under operating leases for the years ended December 31, 2004, 2005 and 2006 was $208, $214 and $305, respectively.

The following table summarizes the Company’s commitments under operating leases as of December 31, 2006 and September 30, 2007 (unaudited) (in thousands):

Year Ending	As of December 31, 2006	As of September 30, 2007
		(unaudited)
2007	$193	$44
2008	34	198
2009	23	221
2010	—	69

Total	$250	$532

In February 2003, the Company gave termination notice to its landlord and abandoned its office facility located in San Jose, California which was originally scheduled to expire at the end of May 2003.

ANDA Networks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

At the time of the abandonment, the Company recorded an estimated liability of $900 for the probable liability relating to the remaining commitments. Subsequently, in 2005, the Company determined that the future liability related to the abandonment of the lease was remote, and therefore reversed this accrual.

Guarantees

The following is a summary of the Company’s agreements that have been determined are within the scope of Financial Interpretation Number (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB Statement No.’s 5, 57 and 107 and rescission of FIN 34.

Under its bylaws, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The Company has a separate indemnification agreement with one of its directors that require it, subject to certain exceptions, to indemnify him to the fullest extent authorized or permitted by its bylaws and the Delaware Corporation Code. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company believes that current insurance would cover any liability that may arise from the acts of its officers and directors. As of December 31, 2005 and 2006, the Company was not aware of any pending liabilities.

The Company enters into indemnification provisions under (i) its agreements with other companies in its ordinary course of business, typically with business partners, contractors, customers and landlords and (ii) its agreements with investors. Under these provisions the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company’s activities or, in some cases, as a result of the indemnified party’s activities under the agreement. These indemnification provisions often include indemnifications relating to representations made by the Company with regard to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal and has not accrued any liabilities for the indemnifications.

ANDA Networks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

5. WARRANTY OBLIGATIONS

The Company offers its customers a one-year warranty for all defective EtherTone products. Prior to January 2006, the Company offered one of its customers a five-year warranty for all defective Universal Application Platform (“UAP) products. Beginning in January 2006, the Company changed its warranty policy for this customer to a one-year warranty period on new purchases of UAP products. The Company estimates its warranty reserve on a quarterly basis for a given product based on historical rates. The change in the Company’s warranty reserve for the years ended December 31, 2006 and 2005 and the nine months ended September 30, 2007 was as follows (in thousands):

	December 31,			September 30, 2007
	2004	2005	2006
				(unaudited)
Beginning balance	$85	$120	$270	$116
Aggregate reductions for repairs under warranty	(62)	(71)	(64)	(93)
Aggregate changes for accruals related to new warranties	97	221	(90)	155

Ending Balance	$120	$270	$116	$178

6. LOAN AND SECURITY AGREEMENTS

The Company has a committed loan and security agreement (the Agreement) with a financial institution allowing for a maximum borrowing of $7,500. The agreement allows the Company to borrow a term loan of up to $2,500 and additional amounts under a $4,000 credit line based on the Company’s eligible accounts receivable and a $1,000 credit line for working capital. In connection with the loan, the Company issued a warrant to purchase shares of either Series D preferred stock or the next round of preferred stock sold where aggregate proceeds received are at least $1,000. In June 2006, pursuant to the terms of the Agreement, the warrant for Series D preferred stock became a warrant to purchase Series 1 redeemable convertible preferred stock, upon the closing of the Series 1 equity financing. See Note 7.

Borrowings are secured by all of the assets held by the Company. The Company had $2,312, $1,389 and $764 outstanding borrowings under the term loan and $0, $0 and $3,000 of outstanding borrowings on the lines of credit as of December 31, 2005, 2006 and September 30, 2007 (unaudited), respectively. Based on the asset base formula for accounts receivable and working capital, the Company did not have any additional available borrowings under the Agreement as of September 30, 2007 (unaudited). The interest on the term loan and lines of credit was calculated at the financial institution’s prime rate (8.25% at December 31, 2006 and September 30, 2007 (unaudited), respectively) plus 1.0% and 0.50%, respectively. The Agreement contains various restrictions, which require, among other things, maintenance of minimum cumulative net income amounts and certain financial ratios. During 2006, the Company was in default with such covenants but received a waiver from the financial institution in August 2006. As of December 31, 2006, and September 30, 2007 (unaudited), the Company was in compliance with its loan covenants. The Agreement was further amended on August 31, 2007 to revise a loan covenant and on October 19, 2007 to extend the maturity date of the revolving portion of the credit facility to January 3, 2008. See Note 12.

ANDA Networks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

As of December 31, 2006, minimum principal payments on the term loan are as follows (in thousands):

Amount
2007	$833
2008	556

Total	$1,389

In 2005 and 2006, the Company issued a total of $90 and $50, respectively, of Convertible Promissory Note Agreements (Agreements) as payment for consulting services. The notes bore interest ranging from 3.54% to 4.99%. In June 2006, pursuant to the terms of the Agreements, the notes were converted into Series 1 redeemable convertible preferred stock. See Note 7.

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK

The authorized, issued, and outstanding shares of redeemable convertible preferred stock are as follows:

December 31, 2005
	Shares		Liquidation Amount	Redemption Amount
Series	Authorized	Outstanding
A	140,000	140,000	$1,400	$2,475
B	250,000	246,450	3,283	5,804
C	277,500	275,536	22,050	38,982
D	133,750	127,350	69,894	123,565

	801,250	789,336	$96,627	$170,826

December 31, 2006
	Shares		Liquidation Amount	Redemption Amount
Series	Authorized	Outstanding
1	8,750,000	5,943,346	$10,359	$10,842

September 30, 2007
(unaudited)
	Shares		Liquidation Amount	Redemption Amount
Series	Authorized	Outstanding
1	8,750,000	5,943,346	$10,359	$11,464

In May 2006, the preferred stockholders of the Company elected to convert each outstanding preferred stock of Series A, Series B, Series C and Series D into ten shares of common stock.

In June 2006, the Company entered into an agreement to sell Series 1 redeemable convertible preferred stock in multiple closings. In June 2006, the Company sold 3,370,872 shares of Series 1 redeemable convertible preferred stock with net proceeds of $5,700 and issued 11,798,057 shares of common stock in conjunction with this transaction. Therefore, those investors who participated in this first tranche of the preferred stock sale received 3.5 shares of common stock for every share of preferred

ANDA Networks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

stock purchased. Also in June 2006, the Company sold an additional 2,490,473 shares of Series 1 redeemable convertible preferred stock with net proceeds of $4,200 to the same investors. In addition, the Company issued 82,001 shares of Series 1 redeemable convertible preferred stock upon the conversion of $143 of convertible promissory notes. See Note 5.

In June 2006, the Company recorded a deemed dividend of $892 , related to the issuance of common stock along with the Series 1 redeemable convertible preferred stock from the first closing as a result of beneficial conversion feature. Based upon the Company’s analysis of the financial instruments, it was not necessary to bifurcate the embedded conversion feature from the host contract because it did not qualify as a derivative under SFAS No. 133, Accounting for Derivative Instruments, since the terms of the agreement does not allow for net settlement as the underlying shares are not freely traded in a public market. Further, upon an initial public offering all shares of redeemable convertible preferred stock will automatically convert to common stock. The beneficial conversion feature arose as a result of allocating the proceeds received from the first tranche of the redeemable convertible preferred stock sale between the common and redeemable convertible preferred stock, based upon their relative values, resulting in a discount on the redeemable convertible preferred stock. The relative fair value of the redeemable convertible preferred stock was then compared to the fair market value of the common stock that would be received upon conversion which gave rise to a beneficial conversion charge of $892. In addition, the Company is accreting the discounted carrying value of Series 1 redeemable convertible preferred stock to its redemption value using the effective interest rate method at the earliest time to redeem which is May 15, 2009. The deemed dividend and accretion charge increases the net loss attributable to common stockholders.

The rights, privileges and restrictions of holders of Series 1 preferred stock are summarized as follows:

Voting

Each share of Series 1 preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock. In addition, at each annual election, the holders of the shares of Series 1 preferred stock voting as a class have the right to elect two members of the Board of Directors, as long as at least a majority of their shares originally issued remain outstanding. The holders of Series 1 preferred stock and common stock are entitled to elect any remaining members of the Board of Directors.

Dividends

Holders of Series 1 preferred stock are entitled to receive a non-cumulative dividend at $0.1396 per annum for each share, when and if declared by the Board of Directors. Such dividends are payable in preference to any dividends for common stock declared by the Board of Directors. There have been no dividends declared to date.

Liquidation

In the event of liquidation, holders of Series 1 preferred stock are entitled to a per share distribution in preference to holders of common stock. This per share distribution is $1.74292 for each share of Series 1 preferred stock plus any declared but unpaid dividends. In the event funds are insufficient to

ANDA Networks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

make a complete distribution to the holders of Series 1 preferred stock as described above, the remaining assets will be distributed ratably among the holders of Series 1 preferred stock so that each holder receives the same percentage of the applicable preferential amount. Upon the completion of a distribution equal to the original issue price of each share of preferred stock and declared but unpaid dividends on such shares, the remaining assets of the Company available for distribution to stockholders will be distributed among the holders of Series 1 preferred stock and common stock pro rata based on the number of shares of common stock held by each (assuming full conversion of all Series of preferred stock) until the amounts received by the holders of Series 1 preferred stock are equal to $6.10022 per share; thereafter, the holders of the common stock of the company will receive all of the remaining assets of the Company pro rata based on the number of shares of common stock held by each.

Conversion

Each share of Series 1 preferred stock is convertible at the option of the holder into shares of common stock based on a formula, which currently results in a one-for-one exchange ratio of common stock for the preferred stock. This formula is subject to adjustment, as defined, which essentially provides dilution protection for holders of the preferred stock. The conversion price shall be subject to adjustment upon issuance of additional shares for consideration per share less than the conversion price. The conversion price would also be adjusted in the event of a stock split in the number of shares proportionally to such decrease or increase in the outstanding shares. Such conversion is automatic upon the closing date of a public offering of the company’s common stock for which the aggregate net proceeds are at least $20,000 and the offering price per share is at least $3.48584, or the date specified by the holders of a majority of the then outstanding preferred stock.

Redemption

At any time after May 15, 2009, upon written request from at least the majority of the holders of the then outstanding shares of Series 1 preferred stock, the corporation shall redeem in three annual installments all outstanding shares of Series 1 preferred stock at the original issuance price adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like, plus an amount equal to 8% of the original issue price per annum from the date on which such shares were originally issued to the redemption date, plus all declared and unpaid dividends on such shares. The Company is accreting the carrying value of Series 1 redeemable convertible preferred stock to its redemption value at the earliest time to redeem which is May 15, 2009. The Company recorded an accretion charge of $1,021 and $1,473 for the year ended December 31, 2006 and the nine months ended September 30, 2007 (unaudited), respectively. Additionally, since the Series 1 preferred stock has conditions for redemption that are outside the control of the Company, such preferred stock has been classified outside of stockholders’ equity (deficit).

Warrant to Purchase Preferred Stock

On September 3, 2004, in connection with a committed revolving lines of credit and term loan agreement, the Company issued a warrant to purchase shares of either Series D preferred stock or the next round of preferred stock sold where aggregate proceeds received are at least $1,000. The number of shares subject to the warrant was determined as $100 divided by the original issue price of the existing or new preferred stock sold by the Company. In June 2006, pursuant to the terms of the Agreement, the warrant for Series D preferred stock became a warrant to purchase 57,374 shares of Series 1 redeemable

ANDA Networks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

convertible preferred stock at an exercise price of $1.74 per share, which was the original issuance price of such preferred stock. The warrant expires on September 3, 2011.

The Company valued the warrant on the date of issuance using the Black-Scholes option-pricing model, using the actual life of seven years, a risk-free interest rate of 4.0%, a dividend yield of 0% and volatility of 100%. The fair value of $84 was recorded as deferred financing fees included in other assets. During the year ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007, $21, $41, $10 and $4 (unaudited), respectively, was amortized to interest expense.

8. STOCKHOLDERS’ EQUITY (DEFICIT)

Stock Option Plan

At December 31, 2006, the Company has authorized for issuance 5,382,275 shares of its common stock under the 1998 Stock Option Plan (“Plan”) for issuance of incentive and nonstatutory stock options to employees and consultants. The Plan expires in 2008. Options to purchase the Company’s common stock may be granted at prices not lower than 100% and 85% of fair market value at the date of grant for incentive and nonstatutory stock options, respectively, as defined under the Internal Revenue Service regulations and determined by the Board of Directors. The per share exercise price of options granted to a person who, at the time of grant of such option, owns stock representing more than 10% of the voting power of all classes of stock of the Company may not be less than 110% of the fair market value per share on the date of grant. Options vest as determined by the Board of Directors. Options granted under the Plan are exercisable at the date of grant and are generally subject to repurchase by the Company at the option exercise price paid per share with such repurchase right lapsing 25% after the first year and ratably each month over the remaining vesting period. Options granted are exercisable for a maximum period of ten years from the date of grant.

On January 23, 2001, the Board of Directors adopted the 2001 International Stock Option Plan (International Plan), primarily for employees and consultants outside the United States. At December 31, 2006, 400,000 shares of common stock were authorized for issuance of nonstatutory stock options under the International Plan. Options to purchase the Company’s common stock may be granted at prices not less than 85% of the fair market value on the date of grant. Grants have been historically issued at 100% of fair market value. Vesting and exercisability is determined by the Board of Directors. Options granted are exercisable for a maximum period of ten years from the date of grant.

ANDA Networks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

A summary of the activity under both Plans since December 31, 2003 is set forth as follows (in thousands, except per share amounts):

		Outstanding Options
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price
Balance as of December 31, 2003	145,097	82,746	$9.20
Options granted	(52,596)	52,596	0.40
Options exercised	—	—	—
Options forfeited	6,539	(6,539)	1.20

Balance as of December 31, 2004	99,040	128,803	5.60
Options granted	(16,910)	16,910	0.40
Options exercised	—	(7,687)	0.40
Options forfeited	21,295	(21,295)	1.20

Balance as of December 31, 2005	103,425	116,731	6.40
Increase in authorized shares	5,212,500	—	—
Options granted	(4,925,749)	4,925,749	0.76
Options exercised	—	—	—
Options forfeited	3,283	(3,283)	0.89

Balance as of December 31, 2006	393,459	5,039,197	0.96
Increase in authorized shares (unaudited)	240,000	—	—
Options granted (unaudited)	(189,100)	189,100	0.87
Options exercised (unaudited)	—	—	—
Options forfeited (unaudited)	—	—	—

Balance as of September 30, 2007 (unaudited)	444,359	5,228,297	$0.96

Option holders have the right to exercise unvested options, subject to a repurchase right held by the Company at the original exercise price in the event of voluntary or involuntary termination of employment of the stockholder. There were no outstanding shares of common stock that were subject to repurchase as of December 31, 2004. There were 7,687, 4,179 and 2,738 outstanding shares subject to repurchase as of December 31, 2005, 2006 and September 30, 2007 (unaudited), respectively. There were no repurchases of common stock during the years ended December 31, 2004, 2005, 2006 and September 30, 2007 (unaudited).

The following table summarizes information about stock options outstanding at December 31, 2006 (in thousands, except per share amounts):

Range of Exercise Price	Options Outstanding			Vested and Exercisable
	Number of Options Exercisable and Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price Per Share	Number of Options Vested	Weighted Average Exercise Price Per Share
$0.40	98,067	6.79	$0.40	79,001	$0.40
0.75	4,920,190	9.80	0.75	1,778,094	0.75
8.00-10.00	3,562	2.41	8.11	3,562	8.11
16.00-20.00	12,777	4.92	19.27	11,069	19.53
120.00-180.00	3,102	3.39	156.27	3,102	156.27
220.00-240.00	1,499	3.65	228.33	1,499	228.33

	5,039,197	9.72	$0.96	1,876,327	$1.30

ANDA Networks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

At December 31, 2006, the aggregate intrinsic value of currently exercisable options was $400 and the weighted average remaining contractual term of those options was 9.59 years. The aggregate intrinsic value was calculated as the difference between the exercise prices of the underlying stock option awards and the fair value of our common stock at December 31, 2006 of $0.94 per share.

During fiscal 2004, 2005 and 2006, there was no aggregate intrinsic value related to the exercise of stock option awards exercised as determined at the date of option exercise. There were exercisable and vested options to purchase 84,507 and 1,876,327 shares of common stock as of December 31, 2005 and 2006, respectively. The total fair value of options vested during fiscal 2006 was $1,100.

The following table summarizes information about stock options outstanding at September 30, 2007 (unaudited and in thousands, except per share amounts):

Range of Exercise Price	Options Outstanding			Vested and Exercisable
	Number of Options Exercisable and Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price Per Share	Number of Options Vested	Weighted Average Exercise Price Per Share
$0.40-$0.60	98,067	6.05	$0.40	88,928	$0.40
0.75-0.95	5,109,290	9.07	0.75	2,398,929	0.75
8.00-10.00	3,562	1.66	8.67	3,562	8.11
16.00-24.00	12,777	4.17	19.27	11,452	19.47
120.00-180.00	3,102	2.64	156.27	3,102	156.27
220.00-240.00	1,499	2.90	228.33	1,499	228.33

	5,228,297	8.99	$0.96	2,507,472	$1.16

At September 30, 2007, the aggregate intrinsic value of currently exercisable options was approximately $6,798 and the weighted average remaining contractual term of those options was 8.99 years. The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying stock option awards and the fair value of our common stock at September 30, 2007 of $3.57 per share (unaudited).

Stock-Based Compensation

Information regarding the Company’s stock option grants to employees and non-employee members of the board of directors for the period of January 1, 2006 to September 30, 2007 is summarized as follows:

Grant Date	Number of Shares Subject to Options Granted	Exercise Price	Common Stock Fair Value
February 14, 2006	1,010	$17.60	$0.44
April 25, 2006	2,049	17.60	0.44
October 11, 2006	4,614,620	0.75	0.89
December 14, 2006	308,070	0.75	0.94
February 21, 2007 (unaudited)	51,800	0.75	1.08
April 26, 2007 (unaudited)	22,100	0.75	1.27
July 6, 2007 (unaudited)	115,200	0.95	3.57

ANDA Networks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

Prior to January 1, 2006, the Company accounted for employee stock options using the intrinsic-value method in accordance with the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, FIN 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25, and related interpretations. Through December 31, 2005, the Company has elected to continue to follow the intrinsic-value method of accounting as prescribed by APB Opinion No. 25. Under APB Opinion No. 25 compensation expense for employee stock options is based on the excess, if any, on the date of grant, of the fair value of the Company’s common stock and the option exercise price.

Under the disclosure requirements of SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure, the following table presents the effect on net loss if the Company had applied the fair value recognition provision of SFAS No. 123:

	Year Ended December 31,
	2004	2005
Net loss — as reported	$(17,703)	$(12,801)
Add back:
Deferred compensation expense	17	—
Deduct:
Stock-based employee expense determined under SFAS No. 123	(35)	(7)

Pro forma net loss	$(17,721)	$(12,808)

Basic and diluted net loss per share — as reported	$(46.78)	$(33.50)

Basic and diluted pro forma net loss per share	$(46.82)	$(33.52)

The Company calculated the value of each option grant on the date of grant using the Black-Scholes option pricing model with the following assumptions for the period ended December 31, 2005 and 2004: Dividend yield 0%, volatility of 100%, expected lives of 5 years, and risk free interest rate of 4.05% and 5.00%, respectively. During fiscal 2004 and 2005, a total of 52,596 and 16,910 options were granted, respectively. The weighted average fair value of options granted in 2004 and 2005 was $0.30 and $0.30, respectively.

In connection with certain stock option grants to employees during the year ended December 31, 2000, the Company recognized approximately $20,391 of deferred stock compensation for the excess for the deemed value of the shares of Common Stock subject to such options above the exercise price of those options at the date of grant. Such amounts were recorded within stockholders’ equity (deficit) and were amortized over the vesting period of generally four years using the provisions of FIN No. 28. During the year ended December 31, 2004, the Company recorded stock-based compensation expense for options to employees associated with the amortization of deferred stock compensation originating in the year ended December 31, 2000 of approximately $17. As of December 31, 2004, all of the stock compensation recorded under APB No. 25 has been fully amortized.

On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), using the modified-prospective transition method. Under SFAS 123(R), stock-based compensation costs for employees are measured at the grant date, based on the estimated fair value of the award at that date, and are recognized as expense over the employee’s requisite service period, which is generally over the vesting period, on a straight-line basis. Measuring and assigning of compensation cost for share-based grants made

ANDA Networks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

prior to, but not vested as of the date of adopting SFAS No. 123(R), have been based upon the same estimate of grant-date fair value previously disclosed under SFAS No. 123 in a pro forma manner.

Under the provisions of SFAS 123(R), the Company estimated the fair value of the stock options granted and rights to acquire stock using the Black-Scholes option pricing model. This model requires, among other inputs, the deemed fair value of our common stock on the date of grant, the expected volatility of the price of the Company’s common stock and the expected term of the options.

The estimated grant date fair values of the employee stock options were calculated using the Black-Scholes option pricing model, based on the following assumptions:

Weighted Average Expected Term.    The expected term of options granted represents the period of time that options granted are expected to be outstanding, which incorporates contractual terms, vesting schedules and terms of options granted and expected employees’ exercise patterns and post-vesting behavior.

Volatility.    Expected volatility of the stock is based on the Company’s peer group after consideration of their size, maturity, profitability, growth, risk and return on investment, as the Company does not have sufficient historical volatility data for its own common stock. The Company used the average expected volatility rates reported by the comparable group of publicly traded companies for an expected term that approximated the expected term that the Company estimated.

Risk-Free Interest Rate.    The risk-free interest rate is based on United States Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Dividend Yield.    The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Forfeitures.    SFAS No. 123(R) also requires the Company to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company used historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. If the Company’s actual forfeiture rate is materially different from the estimate, the stock-based compensation expense could be significantly different from what the Company recorded in the current period.

For the year ended December 31, 2006, the Company retrospectively valued its common stock at two different dates. For the nine month period ended September 30, 2007, the Company retrospectively valued its common stock at three different dates and contemporaneously valued its common stock once (unaudited). The dates for the retrospective valuations performed by the Company correspond to the dates on which the Company granted the majority of its options. The Company used a weighted combination of market-comparable approaches and one income approach to estimate the aggregate enterprise value of our company at each valuation date. The market-comparable approaches estimate the fair value of a company by applying to that company multiples derived from prices paid by investors and acquirers of interests of comparable companies engaged in similar lines of business in the public and private markets. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenue and costs. The fair values of the Company’s common stock as determined using the methodology above have been factored into the Black-Scholes option pricing calculation, and ultimately SFAS No. 123(R) compensation expense.

ANDA Networks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

The Company recorded stock-based compensation expense of $272 and $652 during the year ended December 31, 2006 and the nine months ended September 30, 2007 (unaudited), respectively. In future periods, stock-based compensation expense may increase as the Company issues additional equity-based awards to continue to attract and retain employees and non-employee directors. Additionally, SFAS 123(R) requires that the Company recognize compensation expense only for the portion of stock options that are expected to vest. The estimated forfeiture rate for the year ended December 31, 2006 and for the nine months ended September 30, 2007 was 2.96% (unaudited). If the actual rate of forfeitures differs from that estimated by management, the Company may be required to record adjustments to stock-based compensation expense in future periods.

During fiscal 2006 and the nine months ended September 30, 2007, the Company granted a total of 4.9 million and 189,100 (unaudited) options, respectively. The weighted average grant date fair value of options granted during the year ended December 31, 2006 and for the nine months ended September 30, 2007 was $0.63 and $2.04 (unaudited), respectively. At December 31, 2006 and September 30, 2007, the total compensation expense related to stock-based awards granted but not yet recognized was approximately $2,800 and $2,519 (unaudited), respectively, net of estimated forfeitures of $112 and $132 (unaudited), respectively. This expense will be amortized on a straight-line basis over a weighted average period of approximately 3.3 and 2.8 (unaudited) years, respectively.

The Company has issued a total of 308,070 options to the CEO that will begin to vest upon achievement of certain performance targets, which had a grant date fair value market value of $207. Upon achievement of the performance target, the Company will recognize stock compensation expense over the remaining vesting period.

In connection with his promotion to be the Company’s chief financial officer, Mr. Tick was granted an option to purchase 93,600 shares on July 6, 2007, at an exercise price of $0.95 per share. 1/48th of this option will vest upon Mr. Tick’s completion of each month of continuous service following the closing date of the offering.

The Company had reserved shares of common stock for issuance as follows:

	December 31,		September 30, 2007
	2005	2006
			(unaudited)
Redeemable convertible preferred stock	789,336	5,943,346	5,943,346
Conversion of preferred stock warrants	57,374	57,374	57,374
1998 and 2001 Stock Option Plans	220,156	5,432,656	5,669,936

	1,066,866	11,433,376	11,670,656

9. INCOME TAXES

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

ANDA Networks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

Deferred tax assets consist of the following (in thousands):

	Year ended December 31,		September 30, 2007
	2005	2006
			(unaudited)
Deferred Tax Assets:
Net operating loss carryforwards	$32,341	$34,241	$34,256
Credit carryforwards	3,319	3,041	3,396
Stock compensation	—	—	108
Reserves and other	224	355	428
Depreciation and amortization	980	723	409

Gross deferred tax asset	36,864	38,360	38,597
Valuation allowance	(36,864)	(38,360)	(38,597)

Net Deferred Tax Asset	$—	$—	$—

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	Year ended December 31,			September 30, 2007
	2004	2005	2006
				(unaudited)
Tax at federal statutory rate	(34)%	34%	(34)%	(34)%
State, net of federal benefit	—	—	—	—
Foreign tax	—	4	(1)	(8)
Change in valuation allowance	38	(31)	34	25
Research and development credit	(5)	(4)	—	(2)
Stock compensation expense	—	—	1	23
State loss not benefited and other	1	1	1	3

Provisions for taxes	0%	4%	1%	7%

For financial reporting purposes, except for 2005 the Company has incurred a loss in each year since inception. Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company has provided a full valuation allowance against its gross deferred tax assets at December 31, 2006 and 2005 and at September 30, 2007 (unaudited).

At December 31, 2006, the Company has approximately $91,500 of federal and $54,900 of state net operating loss carryforwards available to reduce future taxable income which will expire in various years through 2019 for federal and 2008 for state tax purposes, respectively. Under the Tax Reform Act of 1986, the amounts of benefits from net operating loss carryforwards may be impaired or limited as the Company has incurred a cumulative ownership change of more than 50%, as defined, over a three-year period. While the Company has not yet performed an in-depth study of available net operating losses, management believes that a significant amount of net operating losses may have limited use. The Company also has federal and California Increasing Research Credit carryforwards as of December 31, 2006 of approximately $1,600 and $2,700, respectively. The federal credit may be carried forward for a period of 20 years; the California credit may be carried forward indefinitely. Federal credits of the Company will begin expiring in 2019.

ANDA Networks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

ANDA Wuhan was randomly selected for audit by the local branch of the National Tax Bureau in Wuhan, China for taxes related to the years 2000 to 2005. No tax payment had been made to the Chinese government since inception of the operations to 2005. In 2006, a payment of $100 related to fiscal years 2000 to 2005 was made to the Chinese government to bring its tax obligation current. As of December 31, 2006, the Chinese government has not assessed any additional tax liability amount. The company has recorded an estimated liability of $40 and approximately $45 included in current taxes payable as of December 31, 2006 and September 30, 2007 (unaudited), respectively.

The Company’s adoption of the provisions of FIN 48 on January 1, 2007 did not have a material impact on the Company’s consolidated financial statements. The Company evaluated each of its material tax positions under FIN 48 utilizing the two-step process required by the Interpretation. The Company believes all of its uncertain tax positions meet the more-likely-than-not threshold. Further the Company anticipates measurement of its uncertain tax positions would be sustained on examination by taxing authorities and that no tax position requires the recognition of a liability under FIN 48 or a material reduction of a deferred tax asset. The Company files tax returns in several states. The Company believes it has filed in all states for which it has a filing requirement and there are no states in which it has not filed under whose jurisdiction it would fall for tax filing purposes.

The Company has incurred losses since inception and therefore, technically, all years related to net operating loss and tax credits that the Company has not utilized are still open years for examination by federal and state tax authorities. The Company does not anticipate any significant change within 12 months of this reporting date of its uncertain tax positions. The Company does not anticipate any events which could cause the change to these uncertainties.

10. EMPLOYEE BENEFIT PLAN

On July 1, 1998, the Company has established a 401(k) Plan for its employees. Under this plan, the Company agrees to provide for discretionary contributions to eligible employees’ gross salaries in each calendar year to the individual retirement account or IRA of the employee. All employees who are at least 21 years old are eligible for the plan. The Company did not make any contributions in 2004, 2005 and 2006 or for the nine months ended September 30, 2007, (unaudited).

11. RELATED PARTY TRANSACTIONS

On August 20, 1999 and May 11, 2000 the Company loaned an officer a sum of $100, pursuant to two promissory notes and a Third Deed of Trust. The principal balance of the notes, together with interest accrued but unpaid to this date, was due and payable on February 1, 2005. In April 2005, the Company forgave the loans and accrued interest contingent on the officer’s payment of $34 related to withholding and payroll taxes and other deductions. The Company recorded compensation expense of $129 included in general and administrative expense for the year ended December 31, 2005.

12. SUBSEQUENT EVENTS

In May 2007, the Company entered into a three-year operating lease for a new corporate facility in Sunnyvale, California. Future lease commitments are reflected in Note 4: Commitments and Contingencies, above.

ANDA Networks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

In July 2007, the Board of Directors authorized an additional 240,000 shares of Common Stock to be reserved for issuance under the 2001 International Stock Option Plan.

On August 28, 2007, the Company’s Board of Directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of its common stock.

On August 31, 2007, the Company amended their line of credit and term note agreement to reduce the minimum cumulative net income covenant from 100% to 80% of the projected net profit as set forth in the Company’s financial plan provided to the financial institution on an annual basis.

In December 2007, the Board of Directors authorized an additional 1,184,000 shares of our common stock to be reserved for issuance under the 1998 Stock Option Plan. On October 19, 2007 the Company amended the maturity date of the revolving portion of the credit facility to January 3, 2008.

On December 10, 2007, the Company signed a binding commitment letter with a financial institution for a new credit facility. The facility includes a revolving portion consisting of the lesser of $8,500 or up to 80% of eligible accounts receivable. The revolving portion bears an interest rate of prime per annum. The facility also includes a term portion of up to $6,000, which bears an interest rate of prime plus 0.50% per annum. Both the revolving and term portions of the credit facility mature 18 months from the closing date and will be secured by substantially all of the Company’s assets with a negative pledge on intellectual property.

On December 11, 2007, the Company granted options to purchase an additional 1,478,950 shares of our common stock under the 1998 Stock Option Plan (unaudited) at an exercise price of $2.83 per share, which was the estimated fair value of the common stock on the date of the grant. As a result of these option grants, the Company will incur additional stock-based compensation expense of approximately $2,400, net of estimated forfeitures of $137 (unaudited). The expense will be amortized on a straight-line basis over a weighted average period of approximately 4 years (unaudited).

PROSPECTUS , 2007

             Shares

Common Stock

Thomas Weisel Partners LLC

RBC Capital Markets

Through and including                     , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

SEC Registration fee		$2,648
FINRA filing fee		$9,125
Nasdaq Global Market listing fee		$125,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Custodian and transfer agent fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Our restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. The bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

We intend to enter into indemnification agreements with each of our directors and executive officers and certain other key employees, a form of which is attached as Exhibit 10.1. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of our directors, executive officers or key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding.

Reference is made to Section 10 of the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 1.9 of our amended and restated investors’ rights agreement contained in Exhibit 4.3 to this registration statement provides for indemnification of certain of our stockholders against liabilities described in our amended and restated investors’ rights agreement.

Item 15.	Recent Sales of Unregistered Securities

Since January 1, 2004, we have issued the following securities that were not registered under the Securities Act:

1. We granted direct issuances or stock options to purchase 6,057,510 shares of our common stock at exercise prices ranging from $0.40 to $17.60 per share to employees, consultants, directors and other service providers under our 1998 Stock Plan.

2. We granted direct issuances or stock options to purchase 605,795 shares of our common stock at exercise prices ranging from $0.40 to $2.83 per share to employees, consultants, directors and other service providers under our 2001 International Stock Plan.

3. We issued and sold an aggregate of 7,687 shares of our common stock to employees, consultants and other service providers for aggregate consideration of approximately $3,075 under direct issuances or exercises of options granted under our 1998 Stock Plan.

4. On September 3, 2004, we issued a warrant exercisable for 57,374 shares of common stock to one institutional investor.

5. On May 12, 2006, we issued an aggregate of 7,894,336 shares of our common stock upon conversion of all of our then-existing convertible preferred stock, including our then-existing Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock, at a ratio of 10 shares of common stock for each 1 share of preferred stock.

6. In June 2006, we sold an aggregate of 5,943,346 shares of our Series 1 convertible preferred stock at a price of $1.74 per share and, in connection therewith, issued an aggregate of 11,798,041 shares of our common stock to thirty-six institutional and individual investors.

7. Pursuant to a reverse split effected on September 15, 2006, we issued an aggregate of 20,078,534 shares of our Common Stock and 5,943,346 shares of our Series 1 convertible preferred stock in exchange for all of our then-existing capital stock, at a ratio of 40 shares of pre-split capital stock for each 1 share of post-split capital stock.

The sale of securities described in Items 15(1) — (3) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under the Securities Act. The sale of securities described in Items 15(4) and (6) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or

Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The issuances of securities described in Items 15(5) and (7) were deemed to be exempt from registration under the Securities Act in reliance upon Section 3(a)(9) of the Securities Act. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution and appropriate legends were affixed to the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.

3.1	Restated Certificate of Incorporation.

3.2	Form of Restated Certificate of Incorporation to be effective upon closing.

3.3	Bylaws.

3.4	Form of Amended and Restated Bylaws to be effective upon closing.

4.1	Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4.

4.2*	Form of Common Stock certificate.

4.3	Amended and Restated Investors’ Rights Agreement, dated June 1, 2006, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto, as amended.

5.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

10.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers and certain key employees.

10.2	Lease Agreement, dated March 20, 2007, by and between the Registrant and Santa Ana Court Investments No. 4.

10.3	Lease Agreement, dated October 1, 2007, by and between the Registrant and Hybrid Circuits Inc.

10.4	Lease Agreement, dated August 20, 2007, by and between ANDA Networks (Wuhan), Inc. and Wuhan Zhong Jiang Real Estate Development Co. Ltd.

10.5	ANDA Networks, Inc. 1998 Stock Plan.

10.6	ANDA Networks, Inc. 2001 International Stock Plan.

10.7*	2007 Equity Incentive Plan and forms of agreements thereunder.

10.8	Intentionally omitted.

10.9	ANDA Networks, Inc. Management Cash Incentive Plan, dated January 1, 2007.

10.10	Offer Letter, dated February 21, 2007, by and between the Registrant and Charles R. Kenmore.

10.11	Bonus and Option Letter Agreement, dated July 6, 2007, by and between the Registrant and Robert S. Tick.

10.12	ANDA Networks, Inc. 1998 Stock Plan: Form Stock Option Agreement (With Acceleration).

Exhibit No.	Description
10.13	ANDA Networks, Inc. 1998 Stock Plan: Form Stock Option Agreement.

10.14	ANDA Networks, Inc. 2001 International Stock Plan: Form Stock Option Agreement (International Optionees).

10.15	Business Development Milestones for Gregory Gum, dated April 25, 2007.

10.16	ANDA Networks, Inc. Compensation Plan for 2006, dated January 1, 2006, by and between the Registrant and Keith A. Zalenski.

10.17	ANDA Networks, Inc. Compensation Plan for 2006, dated April 1, 2006, by and between the Registrant and Keith A. Zalenski.

10.18	ANDA Networks, Inc. Compensation Plan for 2007, dated January 1, 2007, by and between the Registrant and Keith A. Zalenski.

10.19	Severance Agreement, dated December 1, 2007, by and between Registrant and Gregory S. Gum.

10.20	Severance Agreement, dated December 1, 2007, by and between Registrant and Charles R. Kenmore.

10.21	Severance Agreement, dated December 1, 2007, by and between Registrant and Lewis E. Nichols.

10.22	Severance Agreement, dated December 1, 2007, by and between Registrant and Frank Y. Ou.

10.23	Severance Agreement, dated December 1, 2007, by and between Registrant and Robert S. Tick.

10.24	Severance Agreement, dated December 1, 2007, by and between Registrant and Keith A. Zalenski.

10.25	Loan and Security Agreement, dated September 3, 2004, by and between the Registrant and Venture Banking Group, a division of Greater Bay Bank N.A.

10.26	First Amendment to Loan and Security Agreement with Venture Banking Group, dated July 19, 2005.

10.27	Second Amendment to Loan and Security Agreement and Limited Waiver with Venture Banking Group, dated August 21, 2006.

10.28	Third Amendment to Loan and Security Agreement with Venture Banking Group, dated February 27, 2007.

10.29	Fourth Amendment to Loan and Security Agreement with Venture Banking Group, dated July 3, 2007.

10.30	Warrant to Purchase Stock, dated September 3, 2004, issued to Greater Bay Bancorp.

10.31†	OEM Agreement, dated August 14, 2006, by and between the Registrant and Ciena Corporation.

10.32†	Subcontracted Services Agreement, dated March 16, 2006, by and between the Registrant and Lucent Technologies Worldwide Services, Inc.

10.33	Amendment Number One to Subcontracted Services Agreement, dated June 7, 2006.

10.34	Amendment Number Two to Subcontracted Services Agreement, dated June 28, 2006.

Exhibit No.	Description
10.35†	Statement of Work for ANDA Networks, dated May 4, 2006, by and between the Registrant and Lucent Technologies Worldwide Services Inc.

10.36†	Purchase Agreement, dated November 12, 2004, by and between the Registrant and MCI WorldCom Network Services, Inc.

10.37†	Master Purchase and Sale Agreement, dated June 14, 2007, by and between the Registrant and Nortel Networks, Inc.

10.38	Lease Agreement, dated November 1, 2007, by and between ANDA Networks (Hong Kong) Limited and Soet Embroidery Thread Limited.

10.39	Fifth Amendment to Loan and Security Agreement with Venture Banking Group, dated August 31, 2007.

10.40	Sixth Amendment to Loan and Security Agreement and Limited Waiver with Venture Banking Group, dated October 19, 2007.

10.41†	Amendment No. 1 to OEM Agreement, dated November 7, 2007, by and between the Registrant and Ciena Corporation.

21.1	List of subsidiaries.

23.1	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).

24.1	Power of Attorney (contained in the signature page to this Registration Statement)

*	To be filed by amendment.

†	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.

(b) Financial Statement Schedules

The following schedule is filed as part of this registration statement:

Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes thereto.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

ANDA Networks, Inc.

Sunnyvale, California

The audit referred to in our report to ANDA Networks, Inc. dated December 10, 2007, which is contained in the Prospectus constituting part of this Registration Statement, included the audit of the schedule listed under Item 16(b) for each of the three years in the period ended December 31, 2006. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based upon our audits.

In our opinion, such schedules present fairly, in all material respects, the information set forth therein.

/s/ BDO Seidman, LLP

San Francisco, California

December 10, 2007

SCHEDULE II

ANDA NETWORKS, INC. VALUATION AND QUALIFYING ACCOUNTS

	Beginning Balance	Additions Charged to Operations	Write-offs	Ending Balance
(in thousands)
Trade Receivable Allowances Year Ended:
December 31, 2004	$25	$—	$25	$—

December 31, 2005	—	—	—	—

December 31, 2006	—	—	—	—

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on this 21st day of December, 2007.

ANDA NETWORKS, INC.

By:	/s/ Charles R. Kenmore
Charles R. Kenmore,
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Charles R. Kenmore and Robert S. Tick, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Charles R. Kenmore Charles R. Kenmore	President, Chief Executive Officer and Director (Principal Executive Officer)	December 21, 2007

/s/ Robert S. Tick Robert S. Tick	Chief Financial Officer (Principal Financial and Accounting Officer)	December 21, 2007

/s/ F. Michael Pascoe F. Michael Pascoe	Chairman of the Board of Directors	December 21, 2007

/s/ Jean-Luc Abaziou Jean-Luc Abaziou	Director	December 21, 2007

/s/ George T. Bruno George T. Bruno	Director	December 21, 2007

/s/ Wufu Chen Wufu Chen	Director	December 21, 2007

/s/ Mathew J. Flanigan Matthew J. Flanigan	Director	December 21, 2007

/s/ Michael Gorin Michael Gorin	Director	December 21, 2007

/s/ Anthony Sun Anthony Sun	Director	December 21, 2007

INDEX TO EXHIBITS

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.

3.1	Restated Certificate of Incorporation.

3.2	Form of Restated Certificate of Incorporation to be effective upon closing.

3.3	Bylaws.

3.4	Form of Amended and Restated Bylaws to be effective upon closing.

4.1	Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4.

4.2*	Form of Common Stock certificate.

4.3	Amended and Restated Investors’ Rights Agreement, dated June 1, 2006, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto, as amended.

5.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

10.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers and certain key employees.

10.2	Lease Agreement, dated March 20, 2007, by and between the Registrant and Santa Ana Court Investments No. 4.

10.3	Lease Agreement, dated October 1, 2007, by and between the Registrant and Hybrid Circuits Inc.

10.4	Lease Agreement, dated August 20, 2007, by and between ANDA Networks (Wuhan), Inc. and Wuhan Zhong Jiang Real Estate Development Co. Ltd.

10.5	ANDA Networks, Inc. 1998 Stock Plan.

10.6	ANDA Networks, Inc. 2001 International Stock Plan.

10.7*	2007 Equity Incentive Plan and forms of agreements thereunder.

10.8	Intentionally omitted.

10.9	ANDA Networks, Inc. Management Cash Incentive Plan, dated January 1, 2007.

10.10	Offer Letter, dated February 21, 2007, by and between the Registrant and Charles R. Kenmore.

10.11	Bonus and Option Letter Agreement, dated July 6, 2007, by and between the Registrant and Robert S. Tick.

10.12	ANDA Networks, Inc. 1998 Stock Plan: Form Stock Option Agreement (With Acceleration).

10.13	ANDA Networks, Inc. 1998 Stock Plan: Form Stock Option Agreement.

10.14	ANDA Networks, Inc. 2001 International Stock Plan: Form Stock Option Agreement (International Optionees).

10.15	Business Development Milestones for Gregory Gum, dated April 25, 2007.

10.16	ANDA Networks, Inc. Compensation Plan for 2006, dated January 1, 2006, by and between the Registrant and Keith A. Zalenski.

10.17	ANDA Networks, Inc. Compensation Plan for 2006, dated April 1, 2006, by and between the Registrant and Keith A. Zalenski.

Exhibit No.	Description
10.18	ANDA Networks, Inc. Compensation Plan for 2007, dated January 1, 2007, by and between the Registrant and Keith A. Zalenski.

10.19	Severance Agreement, dated December 1, 2007, by and between Registrant and Gregory S. Gum.

10.20	Severance Agreement, dated December 1, 2007, by and between Registrant and Charles R. Kenmore.

10.21	Severance Agreement, dated December 1, 2007, by and between Registrant and Lewis E. Nichols.

10.22	Severance Agreement, dated December 1, 2007, by and between Registrant and Frank Y. Ou.

10.23	Severance Agreement, dated December 1, 2007, by and between Registrant and Robert S. Tick.

10.24	Severance Agreement, dated December 1, 2007, by and between Registrant and Keith A. Zalenski.

10.25	Loan and Security Agreement, dated September 3, 2004, by and between the Registrant and Venture Banking Group, a division of Greater Bay Bank N.A.

10.26	First Amendment to Loan and Security Agreement with Venture Banking Group, dated July 19, 2005.

10.27	Second Amendment to Loan and Security Agreement and Limited Waiver with Venture Banking Group, dated August 21, 2006.

10.28	Third Amendment to Loan and Security Agreement with Venture Banking Group, dated February 27, 2007.

10.29	Fourth Amendment to Loan and Security Agreement with Venture Banking Group, dated July 3, 2007.

10.30	Warrant to Purchase Stock, dated September 3, 2004, issued to Greater Bay Bancorp.

10.31†	OEM Agreement, dated August 14, 2006, by and between the Registrant and Ciena Corporation.

10.32†	Subcontracted Services Agreement, dated March 16, 2006, by and between the Registrant and Lucent Technologies Worldwide Services, Inc.

10.33	Amendment Number One to Subcontracted Services Agreement, dated June 7, 2006.

10.34	Amendment Number Two to Subcontracted Services Agreement, dated June 28, 2006.

10.35†	Statement of Work for ANDA Networks, dated May 4, 2006, by and between the Registrant and Lucent Technologies Worldwide Services Inc.

10.36†	Purchase Agreement, dated November 12, 2004, by and between the Registrant and MCI WorldCom Network Services, Inc.

10.37†	Master Purchase and Sale Agreement, dated June 14, 2007, by and between the Registrant and Nortel Networks, Inc.

10.38	Lease Agreement, dated November 1, 2007, by and between ANDA Networks (Hong Kong) Limited and Soet Embroidery Thread Limited.

10.39	Fifth Amendment to Loan and Security Agreement with Venture Banking Group, dated August 31, 2007.

Exhibit No.	Description
10.40	Sixth Amendment to Loan and Security Agreement and Limited Waiver with Venture Banking Group, dated October 19, 2007.

10.41†	Amendment No. 1 to OEM Agreement, dated November 7, 2007, by and between the Registrant and Ciena Corporation.

21.1	List of subsidiaries.

23.1	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).

24.1	Power of Attorney (contained in the signature page to this Registration Statement)

*	To be filed by amendment.

†	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.